entravision

ANNUAL
REPORT 2024

ANNUAL
REPORT 2024

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

ANNUAL REPORT
PURSUANT TO SECTIONS 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Fiscal Year Ended December 31, 2024

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Transition Period from _____ to _____

Commission File Number 1-15997

ENTRAVISION COMMUNICATIONS CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	95-4783236
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**

1 Estrella Way
Burbank, California 91504
(Address of principal executive offices, including zip code)

Registrant's telephone number, including area code: (310) 447-3870

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock	EVC	The New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark whether the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☐   No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes ☐   No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer", "accelerated filer", "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐	Emerging growth company	☐
Smaller reporting company	☒		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes ☐   No ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates as of June 30, 2024 was approximately $144,167,961 (based upon the closing price for shares of the registrant's Class A common stock as reported by The New York Stock Exchange for the last trading date prior to that date).

As of March 3, 2025, there were 81,623,559 shares, $0.0001 par value per share, of the registrant's Class A common stock outstanding, and 9,352,729 shares, $0.0001 par value per share, of the registrant's Class U common stock outstanding.

Portions of the registrant's Proxy Statement for the 2025 Annual Meeting of Stockholders scheduled to be held on May 29, 2025 are incorporated by a reference in Part III hereof.

ENTRAVISION COMMUNICATIONS CORPORATION

FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2024

TABLE OF CONTENTS

		Page

PART I

ITEM 1.	BUSINESS	4
ITEM 1A.	RISK FACTORS	12
ITEM 1B.	UNRESOLVED STAFF COMMENTS	19
ITEM 1C.	CYBERSECURITY	19
ITEM 2.	PROPERTIES	20
ITEM 3.	LEGAL PROCEEDINGS	20
ITEM 4.	MINE SAFETY DISCLOSURES	20

PART II

ITEM 5.	MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES	21
ITEM 6.	RESERVED	22
ITEM 7.	MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	23
ITEM 7A.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	33
ITEM 8.	FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA	34
ITEM 9.	CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE	34
ITEM 9A.	CONTROLS AND PROCEDURES	34
ITEM 9B.	OTHER INFORMATION	35
ITEM 9C.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS	35

PART III

ITEM 10.	DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE	36
ITEM 11.	EXECUTIVE COMPENSATION	36
ITEM 12.	SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS	36
ITEM 13.	CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE	36
ITEM 14.	PRINCIPAL ACCOUNTANT FEES AND SERVICES	36

PART IV

ITEM 15.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES	37
ITEM 16.	FORM 10-K SUMMARY	40
SIGNATURES		41
POWER OF ATTORNEY		41

GENERAL NOTE

As discussed in more detail throughout this report, during the second quarter of 2024 we sold our Entravision Global Partners, or EGP, business. Unless the context indicates otherwise, references throughout this report to discontinued operations refer to EGP prior to its sale.

Effective July 1, 2024, we realigned our operating segments into two segments – media and advertising technology & services – consistent with our current operational and management structure. Our reportable segments are the same as our operating segments. Prior periods have been recast to conform to this presentation throughout this report. See "Management's Discussion and Analysis of Results of Operations" and Note 2 to Notes to Consolidated Financial Statements.

FORWARD-LOOKING STATEMENTS

This document contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. All statements other than statements of historical fact are "forward-looking statements" for purposes of federal and state securities laws, including, but not limited to, any projections of earnings, revenue or other financial items; any statements of the plans, strategies and objectives of management for future operations; any statements concerning proposed new services or developments; any statements regarding future economic conditions or performance; any statements of belief; and any statements of assumptions underlying any of the foregoing.

Forward-looking statements may include the words "may," "could," "will," "estimate," "intend," "continue," "believe," "expect", "anticipate" or other similar words. These forward-looking statements present our estimates and assumptions only as of the date of this report. Except for our ongoing obligation to disclose material information as required by the federal securities laws, we do not intend, and undertake no obligation, to update any forward-looking statement.

Although we believe that the expectations reflected in any of our forward-looking statements are reasonable, actual results could differ materially from those projected or assumed in any of our forward-looking statements. Our future financial condition and results of operations, as well as any forward-looking statements, are subject to change and inherent risks and uncertainties. Some of the key factors impacting these risks and uncertainties include, but are not limited to:

- risks related to our substantial indebtedness and/or our ability to raise capital;
- provisions of our debt instruments, including the agreement dated as of March 17, 2023, or the 2023 Credit Agreement, which governs our current credit facility, or the 2023 Credit Facility, the terms of which restrict certain aspects of the operation of our business;
- our continued compliance with all of our obligations under the 2023 Credit Agreement, including compliance with financial covenants and ratios thereunder;
- the ability to compete effectively in the television and radio broadcast industries;
- cancellations or reductions of advertising due to the then-current economic environment or otherwise;
- changes in advertising rates due to the then-current economic environment or otherwise;
- the impact of rigorous competition in Spanish-language media and in the advertising industry generally;
- the impact of changing preferences among U.S. Latino audiences for Spanish-language programming, especially among younger age groups;
- the success of our emphasis on local news, including, but not limited to, the impact such effort may have in generating advertising revenue;
- the impact of changing preferences, if any, among audiences favoring newer forms of media, including digital and other forms of such media, over traditional media, including television and radio;
- maintaining our relationship, including our network affiliation agreement, with TelevisaUnivision, Inc., or TelevisaUnivision;
- the extent to which we continue to generate revenue under retransmission consent agreements and spectrum usage rights;
- the ability to keep up with rapid technological and other changes, and compete effectively, in new forms of media, including digital media;
- the ability to keep up with rapid technological and other changes in advertising technology, including programmatic platforms;
- the impact of existing and possible additional legislative and/or regulatory action, as well as evolving industry standards applying to our business, including but not limited to data use, data privacy and related matters;
- the ability to hire and retain qualified personnel;
- the risk of impairment of our assets; and/or
- legal, political and other risks associated with our operations located outside the United States.

For a detailed description of these and other factors that could cause actual results to differ materially from those expressed in any forward-looking statement, please see "Risk Factors," beginning at page 12 below.

ITEM 1. BUSINESS

The discussion of the business of Entravision Communications Corporation and its wholly-owned subsidiaries, or Entravision or the Company, is as of the date of filing this report, unless otherwise indicated.

Overview

Entravision owns and operates one of the largest groups of Spanish language television and radio stations in the United States. Our mission is to serve our Latino audience as a trusted provider of useful news, information and entertainment and to serve our advertisers by providing multi-channel marketing capabilities to engage our audience.

Entravision also owns and operates a smaller group of television stations that broadcast English language programming and has operations that provide programmatic advertising technology and services. We have organized our operations into two reportable segments. Our media segment includes our television, radio and digital marketing operations. Our advertising and technology services segment provides programmatic advertising and technology services through Smadex, our demand-side programmatic advertising purchasing platform, and Adwake, our performance-based media advertising agency.

In 2024 we discontinued and divested a significant portion of Entravision's operations, which largely consisted of a collection of acquisitions that had been completed prior to 2024.

Our net revenue for the year ended December 31, 2024 was $364.9 million. Of this amount, revenue generated by our media segment accounted for approximately 61%, and revenue generated by our technology & services segment accounted for approximately 39% of total revenue.

Our principal executive offices are located at 1 Estrella Way, Burbank, California, 91504, and our telephone number is (310) 447-3870. Our corporate website is www.entravision.com. We were organized as a Delaware limited liability company in January 1996 to combine the operations of our predecessor entities. On August 2, 2000, we completed a reorganization from a limited liability company to a Delaware corporation. On August 2, 2000, we also completed an initial public offering of our Class A common stock, which is listed on The New York Stock Exchange under the trading symbol "EVC".

Media

Our strategy is to reach Latino audiences in the United States. We own and/or operate media properties in 13 of the 20 highest-density U.S. Latino markets

Television

We own and/or operate TelevisaUnivision-affiliated television stations in 21 markets, including 14 of the top 50 Latino markets in the United States. Our television operations comprise the largest affiliate group of TelevisaUnivision's Spanish-language Univision and UniMás networks. Univision is among the most-watched broadcast television networks among U.S. Latinos and, according to TelevisaUnivision, Univision and UniMás collectively represent more than half of Spanish language broadcast prime time viewers.

Our Relationship with TelevisaUnivision

Our network affiliation agreement with TelevisaUnivision provides certain of our owned stations the exclusive right to broadcast TelevisaUnivision's primary Univision network and UniMás network programming in their respective markets. We also generate revenue under a marketing and sales agreement with TelevisaUnivision, which gives us the right to manage the marketing and sales operations of TelevisaUnivision-owned Univision affiliates in three markets – Albuquerque, Boston and Denver. Under our proxy agreement with TelevisaUnivision, we grant TelevisaUnivision the right to negotiate the terms of retransmission consent agreements with multichannel video programming distributors, or MVPDs, for our Univision- and UniMás-affiliated television station signals. Revenue generated from retransmission consent agreements represents payments from MVPDs for access to our television station signals so that they may rebroadcast our signals and charge their subscribers for this programming. The term of each of these current agreements expires on December 31, 2026 for all of our Univision and UniMás network affiliate stations. TelevisaUnivision also owns approximately 10% of our common stock on a fully-converted basis. For more information regarding these agreements and the stock that TelevisaUnivision owns, see Note 16 to Notes to Consolidated Financial Statements.

Local News

We believe that providing local content, particularly local news, is an important part of serving our communities and capturing advertising revenue. According to Pew Research Center, a majority of Americans believe local news is an accurate source of information. We also believe that our local news helps us capitalize on U.S. political advertising revenue in election cycles, particularly as such advertising targets our primarily U.S. Latino viewership, because of what is generally regarded as a more competitive political environment among Latino voters.

In 2024 we significantly enhanced our local news programming. We also made substantial investments in our news operations to capitalize on advertising inventory during our newscasts. We added early morning and midday news in all of our markets, whereas previously we broadcast early evening and late-night news. We also added weekend news in San Diego, Las Vegas and Denver, whereas previously we provided weekend news only in El Paso, Texas , McAllen, Texas and Palm Springs, California. We also expanded our Las Vegas production facility.

As a result of implementing this strategy, we added 107 new weekly newscasts on our TelevisaUnivision- affiliated television stations, delivering more than 400 hours of weekly news coverage across 415 newscasts. We now provide morning, midday, early evening and late news in all of our markets. We believe that the advertising inventory we offer during these newscasts is valuable to advertisers, including political advertisers in election years. According to The Nielsen Company (US), LLC, or Nielsen, our early local news is ranked first or second among competing local newscasts regardless of language in its designated time slot in nine of our television markets among adults 18-49 and 25-54 years of age, including ties.

Notwithstanding this, industry analysts estimate that local television advertising is declining. To address this industry trend, particularly in a year when we will not generate significant political advertising revenue, we intend to deploy a variety of programs to mitigate declines, increasing the capacity of our sales team, focusing on new account acquisition and selling bundles of television, radio and digital multi-channel marketing. However, no assurance can be provided that such efforts will be successful.

We also intend to focus additional attention on further strengthening our sales team across our media segment. For example, In late 2024 we increased the size of our media sales team and it is our current intention that this will continue in 2025. We also intend to focus on enhancements to our operations and sales support, training and leadership functions.

We multicast network programming streams at most of our television stations, along with our primary network program streams. We periodically evaluate these multicasting operations as well as the amount of bandwidth we must allocate to our primary program streams. The Federal Communications Commission, or FCC, has promulgated regulations allowing broadcast stations to offer, on a voluntary basis, next generation digital television services using the Advanced Television Systems Committee's 3.0 standard ("ATSC 3.0"), which the FCC has called Next Gen TV. In doing so, full power broadcast television stations must offer ATSC 3.0 services alongside a standard ATSC 1.0 digital signal and there will not be a mandatory transition period. We are considering how we will participate in the adoption of ATSC 3.0 technology and we are monitoring how ATSC 3.0 is being adopted and accepted by viewers and advertisers.

Political Advertising Revenue

Over the last several election cycles, numerous pollsters and other sources have reported on both the increasing strength and competitiveness of the Latino vote in the United States. According to Pew Research Center, an estimated 36.2 million U.S. Latinos were eligible to vote in 2024, up from 32.3 million in 2020, representing 50% of the total growth in eligible voters during this time. Latinos have grown at the second-fastest rate of any major racial and ethnic group in the U.S. electorate since the 2020 presidential election and represented an estimated 14.7% of all eligible voters in 2024, an all-time high.

We have benefited from political advertising expenditures in the form of significant revenue from political advertising in Presidential election years (2020, 2024, etc.) and Congressional election years (2018, 2022, etc.). We achieved record political advertising revenue in 2024. In fact, 2024 marked the fifth election cycle in a row where we benefited from increased political advertising revenue compared to the previous election cycle.

Retransmission Consent Revenue

We generate revenue from retransmission consent agreements that are entered into with MVPDs. We grant the MVPDs access to our television signals so that they may rebroadcast the signals and charge their subscribers for this programming. Revenue is recognized as the television signal is delivered to the MVPD. In addition, we generally pay either a per subscriber fee to or share certain of the retransmission consent revenue received from MVPDs with the network providing the programming, which is known in the television industry as reverse network compensation.

On October 2, 2017, we entered into the current proxy agreement with TelevisaUnivision, which superseded and replaced the prior comparable agreement with TelevisaUnivision. The agreement expires on December 31, 2026 for all of the Company's Univision and UniMás network affiliate stations. Under this proxy agreement, we grant TelevisaUnivision the right to negotiate the terms of retransmission consent agreements for our Univision- and UniMás-affiliated television station signals, which covers substantially all of our retransmission consent revenue. Among other things, the proxy agreement provides terms relating to compensation to be paid to us by TelevisaUnivision with respect to retransmission consent agreements entered into with MVPDs.

Revenue from Spectrum Usage Rights

We generate revenue from agreements associated with our television stations' spectrum usage rights from a variety of sources, including but not limited to entering into agreements with third parties to utilize spectrum for the broadcast of their multicast networks, charging fees to accommodate the operations of third parties, including moving channel positions or accepting interference from our broadcasting operations and modifying and/or relinquishing spectrum usage rights while continuing to broadcast through channel sharing or other arrangements. Revenue from such agreements is recognized over the period of the programming agreements or when we have relinquished all or a portion of our spectrum usage rights for a station or have relinquished our rights to operate a station on the existing channel free from interference.

Audio

We own and operate 44 radio stations (37 FM and 7 AM), 39 of which are located in the top 50 Latino markets in the United States. According to Nielsen, our radio stations broadcast into markets with a total population of approximately 19 million U.S. Latinos, which is approximately 31% of the Latino population in the United States.

Our radio operations combine network and local programming with local time slots available for advertising, news, traffic, weather, promotions and community events. This strategy allows us to provide quality programming with significantly lower costs of operations than we could otherwise deliver solely with all locally produced programming. Our stations primarily target Latino listeners and appeal to different preferences, demographics and age groups, including the following formats:

- "La Suavecita" features Spanish-language adult contemporary music that targets Latinas 25-54 years of age;

- "La Tricolor" features Mexican regional music that targets Latinos 18-49 years of age;

- "Fuego" is a Latin urban hit station that targets bilingual and bicultural Latinos 18-34 years of age;

- "José" is a personality-driven format in the Los Angeles market that features a mix of Spanish-language adult contemporary and Mexican regional hits, and targets Latinos 25-54 years of age; and

- "TUDN" is a Spanish-language sports talk format that targets primarily Latinos 18-54 years of age and is provided to us by TelevisaUnivision.

We also broadcast and stream, on an exclusive national basis, National Football League ("NFL") games in Spanish through the 2026-27 season, including Sunday Night Football, Monday Night Football, and the NFL playoffs, on 15 radio stations. Through our partnership with Fútbol de Primera, we will also broadcast the 2025 Concacaf Nations League semifinal and final matches, the 2025 Concacaf Gold Cup, and the 2026 FIFA World Cup on our radio stations.

U.S. Digital Marketing Solutions

U.S. advertisers spend nearly four times more money advertising on digital channels than they spend on television and radio, according to Emarketer. Search, social, streaming video and retail media have grown dramatically over the last two decades and are expected to continue to grow. According to Emarketer, U.S. digital ad spending is expected to reach $461 billion by 2028, which represents nearly 50 percent growth over 2024.

Our objective in our U.S. digital marketing solutions business is to sell digital advertising to our local advertising customers in addition to their broadcast advertising purchases. We sell search, social, streaming video and streaming audio advertising solutions primarily to our television and radio advertising customers.

Among the U.S. digital marketing solutions we offer is AudioEngage, an audio network with over 200 premium publishers. Audio Engage serves as a digital audio advertising marketplace that allows advertisers to reach audiences across music, radio and podcast environments. Advertisers can place orders through AudioEngage programmatically or through our local or national sales teams. The streaming audio inventory consists of streams from our stations and our El Botón app, as well as Spanish-language audio inventory.

The largest amount of our U.S. digital marketing solutions revenue comes from Audio Engage and the majority of our U.S. digital marketing solutions revenue comes from audio clients.

Other digital marketing solutions we offer include Entravision Plus, through which we resell streaming video inventory on a third-party platform, and Entravision Digital, which consists of inventory on our websites.

Our Television and Radio Station Portfolios

The following table lists information concerning each of our owned and/or operated television and radio stations in order of market rank and its respective market:

Market and Market Rank by Latino Households		Television Station	Television Programming	Radio Station	Radio Programming
Los Angeles-San Diego-Ventura, CA	1			KLYY-FM KDLD-FM KDLE-FM KSSD-FM KSSE-FM KSSC-FM	José Viva Cumbia Viva Cumbia José José La Suavecita
Miami-Ft. Lauderdale-Hollywood, FL	3			WLQY-AM	Other
Phoenix, Arizona	8			KLNZ-FM KFUE-FM KVVA-FM	La Tricolor Fuego La Suavecita
Orlando-Daytona Beach-Melbourne, FL	10	WOTF-TV	Other		
Tampa-St. Petersburg (Sarasota), FL	11	WFTT-TV	Other		
Harlingen-Weslaco-Brownsville-McAllen, TX	12	KNVO-TV KTFV-CD[1] KMBH-LD[1] KXFX-CD [1] KFXV-TV KCWT-CD[1]	Univision UniMás Fox Fox Fox CW	KFRQ-FM KKPS-FM KNVO-FM KVLY-FM	Other Fuego La Suavecita Other
Sacramento-Stockton-Modesto, CA	13			KRCX-FM KHHM-FM KNTY-FM KXSE-FM KMIX-FM KTSE-FM KCVR-FM	La Tricolor Fuego Other La Suavecita La Tricolor La Suavecita Fuego
Washington, D.C.	16	WMDO-CD[1][4] WJAL-TV[4]	LATV Other		
Denver-Boulder, CO	17	KCEC-TV[2] KTFD-TV	Univision UniMás	KJMN-FM KXPK-FM KMXA-AM KPVW-FM	La Suavecita La Tricolor TUDN La Tricolor
San Diego, CA	18	KBNT-CD[1] KHAX-LD[1] KDTF-LD[1]	Univision Univision UniMás		
El Paso, TX	19	KINT-TV KTFN-TV	Univision UniMás	KOFX-FM KINT-FM KYSE-FM KSVE-AM KHRO-AM	Other La Suavecita Fuego TUDN La Suavecita
Albuquerque-Santa Fe, NM	20	KLUZ-TV[2] KTFQ-TV	Univision UniMás	KRZY-FM KRZY-AM	La Suavecita TUDN
Boston, MA	23	WUNI-TV[2] WUTF-TV	Univision UniMás		
Las Vegas, NV	24	KINC-TV KNTL-LD[1] KELV-LD[1]	Univision Univision UniMás	KRRN-FM KQRT-FM	Fuego La Tricolor
Hartford-New Haven,CT,	29	WUVN-TV[4] WUTH-CD[1][4]	Univision UniMás		

Ranked by Latino Households	Rank	Television Station	Television Programming	Radio Station	Radio Programming
Corpus Christi, TX	34	KORO-TV KCRP-CD[1]	Univision UniMás		
Monterey-Salinas-Santa Cruz, CA	36	KSMS-TV[4] KDJT-CD[1][4]	Univision UniMás	KLOK-FM KSES-FM KMBX-AM	La Tricolor La Suavecita La Suavecita
Odessa-Midland, TX	39	KUPB-TV	Univision		
Yuma, Arizona-El Centro, CA	44	KVYE-TV KAJB-TV[2]	Univision UniMás	KSEH-FM KMXX-FM	La Suavecita La Tricolor
Laredo, TX	48	KLDO-TV KETF-CD[1] KXOF-CD[1]	Univision UniMás Fox		
Colorado Springs-Pueblo, CO	50	KVSN-DT KGHB-CD[1]	Univision UniMás		
Santa Barbara-Santa Maria-San Luis Obispo, CA	53	KPMR-TV K17GD-D[1] K32LT-D[1] KTSB-CD[1] K10OG-D[1]	Univision Univision Univision UniMás UniMás		
Palm Springs, CA	54	KVER-CD[1] KVES-LD[1] KEVC-CD[1] KMIR-TV KPSE-LD[1]	Univision Univision UniMás NBC Other	KLOB-FM KPST-FM	La Suavecita Fuego
Lubbock, TX	56	KBZO-LD[1]	Univision	KAIQ-FM KBZO-AM	La Tricolor TUDN
Wichita-Hutchinson, KS	62	KDCU-DT	Univision		
Reno, NV	63	KREN-TV KRNS-CD[1]	Univision UniMás	KRNV-FM	La Tricolor
Springfield-Holyoke, MA	66	WHTX-LD[1]	Univision		
San Angelo, TX	110	KEUS-LD[1] KANG-LD[1]	Univision UniMás		
Tecate, Baja California, Mexico (San Diego)	(—)	XHDTV-TV[3]	Other		
Tijuana, Baja California, Mexico (San Diego)	(—)	XHAS-TV[3]	Other		
Matamoros, Tamaulipas, Mexico (Harlingen-Weslaco-Brownsville- McAllen)	(—)	XHRIO-TV[3]	Not currently broadcasting		

(1) "CD" in call signs indicates that a station is operated as a Class A digital television service. Certain stations without this "CD" designation are also Class A stations. "LD" in call signs indicates that a station is operated as a low-power digital television service.

(2) We provide the sales and marketing function of this station under a marketing and sales arrangement.

(3) We hold a minority, limited voting interest in the entity that directly or indirectly holds the broadcast license for this station. Through that entity, we provide solely the programming and related services under a time brokerage arrangement.

(4) In a "channel sharing" arrangement, two broadcast television stations, each holding its own broadcast authorization, agree to share the bandwidth of a single broadcast channel, with the two stations transmitting separate program streams on that channel.

Media Competition

We face intense competition in the broadcasting business. In each television market, we typically compete with the local affiliates of the five principal English-language television networks, NBC, ABC, CBS, Fox and the CW Network. In certain markets, we also compete with the local affiliates of Telemundo as well as other Spanish-language networks, including Estrella Media. Most of the companies with which we compete have significantly greater resources and some have longer operating histories than we do. We also directly or indirectly compete with all other forms of media. Advertisers allocate finite advertising budgets across different media. We believe that the advent of new technologies and services, including digital advertising, may result in continued emphasis by certain advertisers on these new technologies and services as compared to legacy media, such as television and radio.

Each of our radio stations competes for audience share and advertising revenue directly with both Spanish-language and English-language radio stations in its market, and with other media. Our primary competitors in our markets in Spanish-language radio are TelevisaUnivision, iHeartMedia Inc. (formerly Clear Channel Communications Inc.), Audacy (formerly Entercom, Inc.) and Spanish Broadcasting System, Inc. These and many of the other companies with which we compete are companies that have significantly greater resources and longer operating histories than we do. We also directly or indirectly compete with all other forms of media. Advertisers allocate finite advertising budgets across different media. We believe that the advent of new technologies and services, including digital advertising on digital platforms owned and operated by media companies, may result in continued emphasis by certain advertisers on these new technologies and services as compared to legacy media, such as television and radio.

Advertising Technology & Services

In our advertising technology & services segment, we provide our advertisers a full suite of managed services to drive both local server messaging and brand success. Our focus is to create campaigns that optimize a brand's goals through a variety of strategies.

Smadex

Smadex is our proprietary programmatic ad purchasing platform, which is also known in our industry as a "demand-side" platform. Driven by artificial intelligence ("AI"), it provides advertising solutions to customers, primarily mobile app developers, who are located in 54 countries. Smadex works with hundreds of advertisers globally and manages more than three million mobile ad requests per second from over 8 billion devices.

A demand-side platform enables advertisers to purchase advertising electronically and manage data-driven advertising campaigns via global online marketplaces where media companies aggregate their advertising inventory. Programmatic advertising, in addition to being automated, is intended to enable more precise audience targeting of online users in advertising campaigns because of the aggregation, analysis and use of data about the online users who are the targets of the advertising campaigns. Smadex has focused its business on mobile app developers. The services we offer with Smadex are primarily managed, which means our knowledgeable operations team implements the advertising campaign.

The Smadex platform utilizes proprietary technology, including AI, on a cloud-based infrastructure. Smadex employs software engineers who design hundreds of algorithms that rapidly process millions of data points from previous and current ad campaigns, together with data and ad campaign details from our advertisers, to programmatically acquire advertising inventory from online marketplaces for advertising inventory. The resulting analytics allow advertisers to bid on and instantaneously acquire the advertising inventory that they value the most, pay less for advertising inventory they value less and refrain from bidding on advertising inventory that does not fit their ad campaign parameters.

In 2024, we increased our investment in Smadex, including increases in our sales force, technology team and cloud infrastructure. Going forward, we intend to focus on further building AI into our Smadex platform and expanding our sales team to increase the number of customers we serve, among other things.

Adwake

Adwake provides managed services similar to those provided by Smadex, except that our sales team uses third-party programmatic platforms for ad purchases. We are paid when a specific action is completed—such as an app install, a purchase or a registration. Adwake makes a profit between what the app developer pays Adwake to acquire a mobile app user and what it costs Adwake to find and deliver that user.

Data Use

Our ability to optimize performance of advertising campaigns and help advertisers determine the effectiveness of those advertising campaigns depends on our ability to successfully aggregate and leverage data, including data that we collect from advertisers, platforms, technology companies and third parties, as well as data we access from our own operating history. Using cookies and non-cookie-based software, we collect information about the interactions of online users with advertisers and digital platforms owned and operated by media companies. Through data analytics, we also enable advertisers to gain insights into the performance of their advertising campaigns and manage those campaigns with a view toward maximizing return on their advertising investment. Key to our ability to aggregate such data is using certain tracking software in our business. Programmatic advertising companies use unique identifiers to track online user activity across the Internet and apps. It is this tracking ability that allows advertisers to both send an online user who meets the parameters of an advertising campaign targeted advertisements and determine how successful their advertising campaigns are. This tracking ability is restricted by a number of factors. This is a dynamic and rapidly evolving area. See Item 1A, "Risk Factors".

Technology Competition

The advertising technology & services business is dynamic, rapidly changing and highly competitive, influenced by frequent technological advances, trends in both the overall advertising and digital advertising markets, changing customer perceptions and expectations, and governmental or regulatory oversight and action in the areas of data use, data privacy and other matters.

Smadex and Adwake compete with other advertising technology and services companies such as AppLovin Corporation, The Trade Desk, Inc., Criteo Corp., Liftoff, Inc. and Moloco, Inc., which also have a global presence selling advertisements through their ad purchasing platforms. Many of our competitors in the advertising technology & services business have significantly larger financial resources and/or longer operating histories than we have in this space.

Entravision Global Partners

Prior to the sale of our EGP business in June 2024, for financial reporting purposes we reported in three segments – digital, television and audio - based on the type of medium in which we sold advertising. Our digital segment was the largest segment in terms of revenue and our EGP business was the largest component of our digital segment.

In our former EGP business, we acted as an intermediary between primarily global media companies and advertisers, which consisted of either the enterprise or its ad agency running the advertisement. Our customers were both these primarily global media companies and advertisers. On March 4, 2024, we received a communication from Meta Platforms, Inc. ("Meta") that it intended to wind down its Authorized Sales Partners ("ASP") program globally and end its relationship with all of its ASPs, including us, by July 1, 2024. As a result of this communication from Meta, our CEO, who is also our chief operating decision maker ("CODM"), led a thorough review of our operations, cost structure, digital strategy and organization of our business. This review led to the decision to sell the enterprises comprising our EGP business -- the largest business unit of what was then our digital segment. Following this decision, during the second quarter of 2024, we entered into a definitive agreement to sell substantially all of our EGP business to IMS Internet Media Services, Inc. ("IMS"). The transaction was completed on June 28, 2024. The remaining parts of our EGP business, Jack of Digital ("Jack of Digital") and Adsmurai, S.L. ("Adsmurai"), were each sold back to their respective founders in separate transactions during the second quarter of 2024.

As a result of the sale of our EGP business, effective July 1, 2024, we have realigned our operating segments into two segments – media and advertising technology & services – based on the products and services we sell, consistent with our current operational and management structure, the basis that is now used for internal management reporting and how our CEO evaluates our business.

Seasonality

Seasonal net revenue fluctuations are common in television and radio broadcasting, and are due primarily to fluctuations in advertising expenditures by local and national advertisers. In our media segment, our first fiscal quarter generally produces the lowest net revenue for the year, and our second and third fiscal quarters generally produce the highest net revenue for the year. In addition, advertising revenue across our segments is generally higher during presidential election years (2020, 2024, etc.) and, to a lesser degree, Congressional mid-term election years (2018, 2022, etc.), resulting from increased political advertising in those years compared to other years. Advertising revenue in our audio operations is also generally higher during years when we broadcast the FIFA World Cup on our radio stations (2018, 2022, etc.).

Our advertising technology & services operations are not significantly subject to seasonality, although net revenue in this segment generally is expected to increase in each fiscal quarter over the course of the year.

Regulation of Television and Radio Broadcasting

General. The FCC regulates television and radio broadcast stations pursuant to the Communications Act of 1934, as amended (the "Communications Act"). Among other things, the FCC determines the particular frequencies, locations and operating power of stations; issues, renews, revokes and modifies station licenses; regulates equipment used by stations; and adopts and implements regulations and policies that directly or indirectly affect the ownership, changes in ownership, control, operation, programming, MVPD carriage and employment practices of stations.

A licensee's failure to observe current and future requirements of the Communications Act or FCC rules and policies may result in the imposition of various sanctions, including admonishment, fines, the grant of renewal terms of less than eight years, the grant of a license renewal with conditions or, in the case of particularly egregious violations, the denial of a license renewal application, the revocation of an FCC license or the denial of FCC consent to acquire additional broadcast properties.

FCC Licenses. Television and radio stations operate pursuant to licenses that are granted by the FCC for a term of eight years, subject to renewal upon application to the FCC. We carefully monitor our stations' compliance with the various regulatory requirements that are necessary for the FCC renewal process.

License renewal applications for certain of our stations remain pending. The affected stations are authorized to continue operations until the FCC acts upon those applications. We have no reason to believe that our licenses will not be renewed in the ordinary course, although there can be no assurance to that effect.

Ownership Matters. The FCC applies a series of broadcast ownership rules that, among other things, limit the amount of foreign ownership, capitalization structures and cross-ownership with other broadcasters by shareholders, directors and officers in companies such as ours. We monitor these rules carefully to assure compliance.

The Communications Act requires prior consent of the FCC for the assignment of a broadcast license or the transfer of control of an entity holding a license. In determining whether to approve an assignment of a television or radio broadcast license or a transfer of control of a broadcast licensee, the FCC considers a number of factors pertaining to the assignee or transferee including compliance with various rules limiting common ownership of media properties, the "character" of the licensee and those persons holding "attributable" interests therein, and the Communications Act's limitations on foreign ownership and compliance with the FCC rules and regulations.

Under the Communications Act, a broadcast license may not, absent a public interest determination by the FCC, be granted to or held by persons who are not U.S. citizens, by any corporation that has more than 20% of its capital stock owned or voted by non-U.S. citizens or entities or their representatives, by foreign governments or their representatives or by non-U.S. corporations. Our certificate of incorporation restricts the ownership and voting of our capital stock to enable us to comply with these foreign ownership limitations.

With regard to the national television ownership limit, a company can own full-power television stations collectively reaching up to a 39% share of U.S. television households. Limits on ownership of multiple television stations in the same local market still apply, even if the 39% limit is not reached on a national level. The FCC has an open proceeding to determine whether and how to apply the UHF discount policy, whereby UHF stations are deemed to serve only one-half of the population in their television markets for purposes of the national television ownership limit.

The FCC has previously decided that TelevisaUnivision holds an attributable interest in certain of our television stations affiliated with its broadcast networks, which it must count for local and national multiple ownership purposes. Should the UHF discount be eliminated or the nationwide cap be interpreted to treat all stations on an equal basis, TelevisaUnivision may, in the absence of retroactive applicability, which the FCC customarily does not apply, have to divest certain stations or be limited in its ability to acquire certain additional television stations.

"Retransmission Consent" and "Must Carry" Rules. FCC regulations implementing the Cable Television Consumer Protection and Competition Act of 1992 (the "Cable Act"), require each full-power television broadcaster to elect, at three-year intervals beginning October 1, 1993, to either:

- require carriage of its signal by MVPDs in the station's market, which is referred to as "must carry" rules; or
- negotiate the terms on which such broadcast station would permit transmission of its signal by the MVPDs within its market, which is referred to as "retransmission consent."

For the three-year period that commenced on January 1, 2024, we elected "retransmission consent" with most of the MVPDs that carry our full-power television programming in our television markets. We have arrangements or have entered into agreements with nearly all of our MVPDs as to the terms of the carriage of our television stations and the compensation we will receive for granting such carriage rights.

Regulation of Digital Advertising

We are subject to many U.S. federal and state laws and regulations, as well as laws and regulations of other jurisdictions, applicable to businesses engaged in providing digital advertising services. The United States and certain foreign governments have enacted, considered or are currently considering legislation or regulations that relate to digital advertising activities and the use of consumer data and personally identifying information, or PII, in digital advertising. In general, these laws limit the use of PII, impose substantial information security obligations, limit our ability to transfer data across national borders, provide consumers with expanded rights to access and delete their data and PII, limit the retention and use of that information, and provide consumers with the right to opt out of or opt in to the sharing of personal data for retargeting and certain customized advertising purposes. Examples of these laws include several U.S. state privacy laws and regulations, such as the California Consumer Privacy Act of 2018, as amended by the California Privacy Rights Act, or the Delete Act, and regulations promulgated thereunder, the General Data Protection Regulation, or GPDR, which applies to activities conducted from an establishment in the European Union, or the E.U., as well as the United Kingdom Data Protections and the U.K. GDPR, which apply to activities conducted by businesses processing data in the U.K. These privacy and data-protection related laws and regulations are evolving rapidly, with new or modified laws and regulations proposed and implemented frequently, and existing laws and regulations subject to new or different interpretations.

Compliance with general consumer data privacy practices is enforced by the Federal Trade Commission, or the FTC, and state Attorneys General in the United States. The FTC may bring enforcement actions under its enforcement authority under Section 5 of the Federal Trade Commission Act of 1914, as amended, to challenge allegedly unfair and deceptive trade practices, including the violation of privacy policies, data security, consumer tracking and data aggregation.

We also participate in industry self-regulatory programs, including the Interactive Advertising Bureau, or IAB, under which, in addition to other compliance obligations, we provide consumers with notice about our use of cookies and our collection and use of data in connection with the delivery of targeted advertising, and allow them to opt out from the use of data we collect for the delivery of targeted advertising. Certain industry standard technology solutions seek to facilitate compliance with various U.S. and foreign laws. These include the IAB's Transparency and Control Framework, which manages compliance for digital advertising under the GDPR and other E.U. and U.K. privacy laws; and the IAB's Multi-State Privacy Agreement, which assists advertising agencies, marketers, publishers and ad-tech companies to comply with state privacy laws. Use of these solutions can create additional costs and complexity for us in engaging with customers, and will require effort to monitor the impact of proposed changes, all of which may increase operating costs, or limit our ability to operate or expand our business. Some self-regulatory bodies have the ability to discipline members or participants. Additionally, they could refer violations of their requirements to the FTC or other regulators.

Human Capital Management

As of December 31, 2024, we had approximately 990 employees in approximately 20 countries worldwide. Approximately 684 employees were employed in the United States and approximately 306 employees were employed in foreign countries. While we do not employ specific human capital measures in our business, we are committed to the overall health, safety and wellness of our employees. We offer our employees various health and wellness benefits that are tailored to the countries in which they are located, which we believe provide a sense of security. We also offer career growth and development opportunities. For example, we make available to our sales team, on a global basis, training to enhance their job-related skills.

We are committed to providing a work environment that is free of unlawful harassment, discrimination and retaliation. We have a strict policy prohibiting sexual harassment, as well as harassment or discrimination based on race, gender and other specified statuses and conditions. Unlawful harassment in any form, including verbal, physical and visual conduct, threats, demands and retaliation, is prohibited. We have established hotline and anonymous complaint processes for any employee who believes that these policies have been violated.

ITEM 1A. RISK FACTORS

Risks in our Media Operations

We operate in highly competitive industries subject to changing technologies, and we may not be able to compete successfully.

We operate in highly competitive industries. Our television and radio stations compete for audiences and advertising with other television stations, radio stations and digital media platforms, as well as with other forms of media and content delivery. Advances in technologies and alternative methods of content delivery, as well as changes in audience or advertiser expectations driven by changes in these or other technologies and methods of content delivery across our segments, could have a material adverse effect on our business and results of operations.

New technologies and methods of buying advertising present an additional competitive challenge, as competitors offer products and services such as the ability to purchase advertising programmatically or bundled offline and online advertising, aimed at capturing advertising spend that previously went to broadcasters. Our inability, for technological, business or other reasons, to adapt to changes in program offerings and technology on a timely and effective basis, exploit new sources of revenue from these changes, or to enhance, develop, introduce and deliver compelling advertising solutions in response to changing market conditions and technologies or evolving expectations of advertisers may have a material adverse effect on our business and results of operations.

We do not have long-term commitments from our advertisers, and we may not be able to retain or attract new advertisers.

Our success depends, in part, upon our ability to secure repeat business from existing advertisers, while expanding the number of advertisers for which we provide services. Because we do not have long-term agreements with advertisers, and because advertising insertion orders may be cancelled prior to the completion of the campaign without penalty, subject to payment for advertisements that have already been delivered, we cannot guarantee that our current advertisers will continue to use our services, or that we will be able to replace advertisers who cease using our services with new advertising customers. These events, were they to occur, would have a material adverse effect on our business and results of operations, especially if we are unable to replace such advertising purchases.

While our revenue is variable based on many factors, many of our operating expenses are fixed.

Many of our operating expenses are based, at least in part, on our expectations of future revenue and are therefore relatively fixed once budgeted. Weakness in advertising sales or our inability to change some of our fixed operating costs to variable operating costs could narrow profit margins and have a material adverse effect on our business and results of operations.

Our business is exposed to risks associated with the creditworthiness of our key advertisers and other strategic business partners.

Periodic economic downturns may result in financial instability or other adverse effects for many of our advertisers and other strategic business partners. Disruption of the credit markets, a prolonged recession and/or sluggish economic growth in future periods could adversely affect our customers' ability to access credit which supports the continuation and expansion of their businesses and could result in advertising or broadcast cancellations or suspensions, payment delays or defaults by our customers.

We are a party to various retransmission consent agreements that may be terminated or not extended following their current termination dates.

If our retransmission consent agreements are terminated or not extended following their current termination dates, our ability to reach MVPD subscribers and, thereby, compete effectively, may be adversely affected, which could have a material adverse effect on our business and results of operations.

Retransmission consent revenue may decline.

Revenues generated from our retransmission consent agreements may decline and may be adversely affected by a variety of factors. The principal factor is the reduction in subscribers as existing subscribers elect to terminate service, thereby reducing the subscriber base on which retransmission consent payments are determined. Other factors that may have an adverse effect on such revenues are network program suppliers seeking reverse network compensation, the growing concentration in the MVPD industry, and the resistance of MVPDs to continue to compensate broadcasters adequately for the programming that they deliver. All of these factors may result in the amounts that MVPDs are willing or able to pay for our programming being materially adversely affected.

Changes in the competitive landscape or technology may impact our ability to monetize our spectrum assets.

We rely on the demand to broadcast multicast networks and demand from telecommunications operators to operate interference free in our markets in order to monetize our spectrum. There are no assurances that this demand will continue in future periods. If we are not able, for technological, business or other reasons, to adapt to these changes in technology on a timely and effective basis, our ability to monetize our spectrum assets could be impacted and have a material adverse effect on our business and results of operations.

We face declining audiences in our television and audio operations.

In general, our television and audio operations face declining audiences, which we believe is present across the broadcast industry, competition with the other major Spanish-language broadcasters, and changing demographics and preferences of audiences in terms of the media they prefer to view, including streaming and social media, as well as other digital and innovative outlets. We anticipate that these changes in viewer habits will persist and may accelerate for at least the foreseeable future and possibly permanently. Additionally, we have previously noted a trend for advertising to move increasingly from traditional media, such as television, to new media, such as digital media, and we expect this trend to continue. As a result of these trends, our business and results of operations could be materially adversely affected.

Our television stations compete for audiences and advertising revenue primarily on the basis of programming content and advertising rates. Audience ratings are a key factor in determining our television advertising rates and the revenue that we generate. If our network partners' programming success or ratings were to decline, it could lead to a reduction in our advertising rates and advertising revenue on which our television business depends. Additionally, by aligning ourselves closely with TelevisaUnivision, we might forego other opportunities that could diversify our television programming and avoid dependence on TelevisaUnivision's television networks. Decreases in audience ratings, with potential resulting decreases in advertising rates and revenue, could have a material adverse effect on our business and results of operations.

Our emphasis on enhancing our local news programming as a means to increase advertising revenue may not produce the results we hope.

We have made a substantial investment in enhancing our sales teams and local news programming as a strategy to capitalize on what we hope to be increased avenues to advertising revenue. We may not be successful in such efforts, because our local news programming and/or sales efforts may not be, or may not be perceived to be, effective or attractive to advertisers.

If our network affiliation and/or other contractual relationships with broadcast networks, including but not limited to TelevisaUnivision, terminate or otherwise change in an adverse manner, it could negatively affect our television ratings, business, results of operations and financial condition.

Our network affiliations and other contractual relationships with television networks, particularly TelevisaUnivision, are essential to our business, results of operations and financial condition. If our network affiliation and/or other agreements or contractual relationship with a network, especially in the case of the Univision network, were terminated, in whole or in part, or if a network, such as Univision, were to stop providing programming to us for any reason and we were unable to obtain replacement programming of comparable quality, it would have a material adverse effect on our business, results of operations and financial condition.

TelevisaUnivision's ownership of our Class U common stock may make some transactions difficult or impossible to complete without TelevisaUnivision's consent.

TelevisaUnivision is the holder of all of our issued and outstanding Class U common stock. Although the Class U common stock has limited voting rights and does not include the right to elect directors, we may not, without the consent of TelevisaUnivision, merge, consolidate or enter into a business combination, dissolve or liquidate or dispose of any interest in any FCC license with respect to television stations which are affiliates of TelevisaUnivision, among other things. TelevisaUnivision's ownership interest may have the effect of delaying, deterring or preventing a change in control and may make some transactions more difficult or impossible to complete without TelevisaUnivision's support or due to TelevisaUnivision's then-existing media interests in applicable markets.

Risks in Our Advertising Technology & Services Operations

If we fail to maintain and grow our relationships with our advertisers, our business, results of operations and financial condition could be adversely affected.

The agreements we typically have with advertisers do not require them to use our services exclusively. Because they may conduct business with digital platforms with which we do not have commercial agreements, we cannot assure you that we will be able to maintain our existing relationships with advertisers, or develop new relationships with them. If we fail to retain or expand our existing advertiser base or increase the amount of advertising purchases they make through us, our revenues and results of operations could be materially adversely affected.

Reduced advertising inventory or advertising channels or changes in the attractiveness of certain advertising channels could have a material adverse effect on our business, results of operations and financial condition.

The amount, quality, type and cost of advertising inventory available through Smadex and Adwake are subject to fluctuation. Any decrease in the availability of advertising inventory could reduce the services we offer to advertisers and decrease the perceived value or effectiveness of those services.

Changes in the attractiveness of advertising inventory that we access, due to events outside our control, may reduce demand for the inventory we sell. If we fail to maintain a diversified mix or consistent supply of quality inventory for any reason, a possible decrease in the demand for our services could have a material adverse effect on our business and results of operations.

New and existing technologies and changes in third party platforms that modify the digital advertising marketplace and how advertising is conducted online could have a material adverse effect on our business and results of operations.

Our industry is subject to rapid and frequent changes in technology, including the introduction of privacy-forward technologies aimed at limiting or blocking digital advertising and customized or targeted advertising. Such actions could reduce the value of our services, and have a material adverse effect on our business, results of operations and financial condition. Further restrictions by third party platforms could adversely affect our ability to use data in our advertising technology & solutions business, which could have a material adverse effect on our business and results of operations.

If we fail to respond to changes in the digital advertising industry, our business may become less competitive.

Our business depends not only on our ability to effectively service the advertisers with which we have relationships, but to develop new solutions in order to meet the changing needs of advertisers. Digital platforms are quickly evolving, while both media companies and advertisers are learning more about the digital advertising industry. As advertisers further develop their own technological knowledge that would allow them to navigate the digital advertising market themselves, and to the degree that digital platforms become more directly accessible to advertisers, our role as an intermediary between media companies selling their advertising inventory through various platforms and advertisers could become less attractive, resulting in a material adverse effect on our business and results of operations.

We compete with media companies themselves, as well as with other digital advertising companies.

We compete both with other digital advertising companies and with large media companies themselves that sell their own advertising inventory directly to advertisers. The decision of such media companies to compete with us may be unrelated to the results we achieve by our own efforts and could materially adversely affect our business and results of operations.

Our systems and IT infrastructure may be subject to security breaches and other cybersecurity incidents.

We rely on the accuracy, capacity and security of our IT systems, some of which are managed or hosted by third parties. Maintaining the security of computers, computer networks and data storage resources is a critical issue for us and our counterparties, as security breaches, including computer viruses and malware, denial of service actions, misappropriation of data and similar events through the Internet (including via devices and apps connected to the Internet), and through email attachments and persons with access to these information systems, could result in vulnerabilities and loss of and/or unauthorized access to proprietary or confidential information, including but not limited to PII. We may face attempts by hackers, cybercriminals or others with or without authorized access to our systems to misappropriate proprietary information, confidential information, including but not limited to PII, and technology, interrupt our business and/or gain unauthorized access to confidential information, including but not limited to PII. To the extent that any disruptions or security breaches result in a loss or damage to our data, it could cause harm to our reputation, potentially impair our advertisers' access to Smadex and could potentially cause operational delays and other adverse impacts on our operations. In addition, we could face enforcement actions by governments in the jurisdictions in which we operate, which could result in fines, penalties and/or other liabilities, which may cause us to incur legal fees and costs and/or additional costs associated with responding to a cyberattack.

Increased regulation regarding cybersecurity may increase our costs of compliance, including fines and penalties, as well as costs of cybersecurity audits and associated repairs or updates to infrastructure, physical systems or data processing systems. Any of these actions could have a material adverse effect on our business and results of operations. Although we maintain insurance coverage to protect us against some of these risks, such coverage may be insufficient to cover all losses or types of claims that may arise in the event we experience a cybersecurity incident, data breach or disruption, unauthorized access or failure of systems.

Our international operations subject us to significant costs and risks.

Our international operations subject us to many risks associated with supporting a business across many cultures, customs, monetary, legal and regulatory systems. Such general risks include but are not limited to geopolitical concerns, local politics, governmental instability, socioeconomic disparities, fiscal policies, high inflation and hyper-inflation, currency fluctuations, currency exchange controls, restrictions on repatriating foreign-derived profits to the United States, local regulatory compliance, punitive tariffs, different local tax policies, trade embargoes, import and export license requirements, trade restrictions, greater difficulty collecting accounts receivable, unfamiliarity with local laws and regulations, differing legal standards in enforcing or defending our rights in courts or otherwise, changes in labor conditions, difficulties in staffing and managing international operations, difficulties in finding personnel locally who are capable of complying with the financial and reporting requirements of U.S. reporting companies, actions taken by foreign governments to respond to localized public health and other emergencies, and other cultural differences. Foreign economies may differ favorably or unfavorably from the U.S. economy in growth of gross domestic product, rate of inflation, market development, rate of savings, capital investment, resource self-sufficiency and balance of payments positions, and in many other respects.

Some of the key specific risks to which we are subject as a result of our international operations in those markets where we currently operate, and those markets where we may expand our operations in the future, include, but are not limited to:

- increased financial accounting and reporting burdens and complexities, including risks of maintaining internal controls and procedures, which we have experienced in the past and might experience in the future;
- difficulties in invoicing and collecting in foreign currencies and associated foreign currency exposure;
- difficulties in repatriating or transferring funds from or converting currencies; and
- varied labor and employment laws, including those relating to termination of employees.

We may be exposed to certain risks enforcing our legal rights generally in some of the countries in which we operate.

Unlike the United States, most of the countries in which we operate have a civil law system based on written statutes in which judicial decisions have limited precedential value. While we believe that most or all the countries in which we operate have enacted laws and regulations to deal with economic matters such as corporate organization and governance, foreign investment, intellectual property, commerce, enforcement of contractual rights, taxation and trade, our experience in interpreting and enforcing our rights under these laws and regulations is limited, and our future ability to enforce commercial claims or to resolve commercial disputes in any of these countries is therefore unpredictable. These matters may be subject to the exercise of considerable discretion by national, provincial or municipal governments, agencies and/or courts, and forces and factors unrelated to the legal merits of a particular matter or dispute may influence their determination.

The technology on which we rely may not be protectable, which could result in competition from others who may utilize the same, or similar technology.

We rely on various technologies in our business, including but not limited to our Smadex ad purchasing platform, and the aggregation and analysis of data collected about online users in our advertising technology & services business. While much of this technology is proprietary, we have not determined the extent to which this technology is protectable. To the extent that such technology is not protectable, others could use the same, or similar, technology in competition with us. Such competition could have a material adverse effect on our business, revenue and results of operations.

In the past we have experienced, and we may in the future experience, difficulty establishing adequate management and financial controls in some of the countries in which we operate.

Certain of the countries in which we operate historically have been deficient in U.S.-style local management and concepts of internal control over financial reporting, or ICFR, as well as in modern banking and other control systems. We have experienced these problems in the past and may experience them in the future. We have had, and we may have, difficulty in hiring and retaining a sufficient number of locally-qualified employees to work in such countries who are capable of satisfying all the obligations of a U.S. public reporting company, including ICFR. As a result of these factors, we may experience difficulty in establishing adequate management and financial controls (including ICFR), collecting financial data and preparing financial statements, books of account and corporate records and instituting business practices in such countries in order to meet the requirements of generally accepted accounting principles in the United States, or U.S. GAAP, and the rules and regulations of the SEC as in effect from time to time that are applicable to reporting companies.

Financial Risks

Our substantial level of debt could limit our ability to grow and compete.

Our total indebtedness, net of unamortized debt issuance costs, was $187.0 million as of December 31, 2024. Our substantial indebtedness could have important consequences to our business, including without limitation:

- preventing us from obtaining additional financing to grow our business and compete effectively;
- limiting our ability, as a practical matter, to borrow additional amounts;
- limiting management's discretion in the operation of our business through restrictive covenants that could limit our ability to grow and compete; and
- placing us at a disadvantage compared to those of our competitors who have less debt or fewer restrictions under the terms of the agreements governing their debt.

The 2023 Credit Agreement contains various covenants that limit management's discretion in the operation of our business.

The 2023 Credit Agreement contains certain covenants and ratios that limit the ability of us to, among other things:

- incur certain liens on our property or assets;
- make certain investments or acquisitions;
- incur certain additional indebtedness;
- consummate any merger, dissolution, liquidation, consolidation or sale of substantially all assets;
- acquire or dispose of certain assets; or
- enter into certain transactions with affiliates.

If we fail to comply with any of the covenants or ratios under the 2023 Credit Agreement, or if we are unable to meet our debt service obligations, our lenders could elect to declare all amounts borrowed to be immediately due and payable, together with accrued and unpaid interest; and/or terminate their commitments, if any, to make further extensions of credit. Any such action by our lenders would have a material adverse effect on our overall business and financial condition.

The failure to comply with the financial covenants under the 2023 Credit Agreement could have a material adverse effect on our operations and financial condition.

The 2023 Credit Agreement contains various financial covenants. Our failure to meet these covenants would constitute an event of default under the 2023 Credit Agreement.

As a result of the sale of the EGP business, consolidated EBITDA (as defined in the 2023 Credit Agreement) has been significantly reduced. Due to this and other risks and uncertainties regarding forecasts and projections about our operations, industry, financial condition, performance, operating results and liquidity, we may not maintain compliance with the financial covenants in the 2023 Credit Agreement.

If an event of default were to occur and if we are unable to obtain waivers or amendments to the 2023 Credit Agreement, our lenders, among other actions, could elect to declare all amounts borrowed to be immediately due and payable, together with accrued and unpaid interest; and/or terminate their commitments, if any, to make further extensions of credit. Additionally, if an event of default were to occur, our lenders would have the right to proceed against the collateral granted to them to secure that debt, which consists of substantially all of our assets.

If the debt under the 2023 Credit Agreement were to be accelerated, among other things we could seek to mitigate the default by refinancing our debt or raising additional capital by issuing equity or debt. There is no guarantee that any such refinancing or capital would be available to us on favorable terms or at all. The failure to mitigate a default under the 2023 Credit Agreement would have a material adverse effect on our operations and financial condition.

Our advertising revenue can vary substantially from period to period based on many factors beyond our control, including but not limited to those discussed herein. This volatility affects our operating results and may reduce our ability to repay indebtedness or comply with any of the covenants or ratios under the 2023 Credit Agreement or reduce the market value of our securities.

We rely on sales of advertising time for most of our revenues and, as a result, our operating results are sensitive to the amount of advertising revenue we generate. Changes in the way we do business with various media companies could materially adversely affect our revenues and results of operations, alter or result in the termination of our relationship with such media company and/or result in our withdrawal from a given geographic market. If we generate less revenue, it may be more difficult for us to repay our indebtedness or comply with any of the covenants or ratios under the 2023 Credit Agreement, and the value of our business may decline.

We may need to raise capital if our current liquidity is insufficient to fund business activities. If we cannot raise such on favorable terms or at all, we may have to reduce or curtail certain existing operations.

We require significant capital for general working capital and debt service needs. Our ability to raise additional funds is limited by the terms of the 2023 Credit Agreement. Our failure to obtain any required new financing, if needed, could have a material adverse effect on our results of operations and financial condition. Additionally, if our then-current liquidity is insufficient to fund future activities, or we do not remain in compliance with our financial covenants under the 2023 Credit Agreement, we may be required to seek additional equity or debt financing in the future to satisfy capital requirements in response to these adverse developments or other changes in our circumstance or unforeseen events or conditions. In the event that additional financing is required from third party sources, we may not be able to raise it on favorable terms or at all. In such event, we may have to reduce or curtail certain existing operations. The failure to obtain any required capital could have a material adverse effect on our business and financial condition.

We expect to experience fluctuations in foreign exchange rates in our overseas operations.

Our consolidated financial statements of our operations outside the United States are translated into U.S. Dollars at the average exchange rates in each applicable period. To the extent that the U.S. Dollar strengthens against foreign currencies, the translation of these foreign currencies denominated transactions will result in reduced revenue and operating expenses for our international operations. Similarly, to the extent that the U.S. Dollar weakens against foreign currencies, the translation of these foreign currency denominated transactions will result in increased revenue and operating expenses for our international operations. We are also exposed to foreign exchange rate fluctuations as we convert the financial statements of our foreign operations into U.S. Dollars in consolidation. In addition, we may have certain assets and liabilities that are denominated in currencies other than the relevant entity's functional currency. Changes in the functional currency value of these assets and liabilities create fluctuations that will lead to a transaction gain or loss. Moreover, some of the countries in which our advertising technology & services business operates, including Mexico, Argentina and Brazil, have experienced significant and sometimes sudden devaluations of their currency over time, which could magnify these fluctuations, should they happen again in the future.

Regulatory Risks

If we cannot renew our FCC broadcast licenses, our broadcast operations would be impaired, which could have a material and adverse effect on our business, results of operations and financial condition.

Our television and radio operations depend upon maintaining our broadcast licenses, which are issued by the FCC. The FCC has the authority to renew licenses, not renew them, renew them only with significant qualifications, including renewals for less than a full term or revoke them. Although a substantial majority of our radio station licenses and many of our television station licenses have been renewed for their full terms in the ordinary course, we cannot guarantee that our pending or future renewal applications will be approved, or that the renewals will not include conditions or qualifications that could materially and adversely affect our operations. If we fail to renew any of our stations' main licenses, or if we renew our licenses with substantial conditions or modifications (including renewing one or more of our licenses for less than the standard term of eight years), it could have a material adverse effect on our business, results of operations and financial condition. In addition, our 2023 Credit Agreement requires us to maintain our FCC licenses, and if the FCC were to revoke or place significant limitations on any of our material licenses, our lenders could declare us in default under the 2023 Credit Agreement, and any cancellation or acceleration thereof could have a material adverse effect on our financial condition.

We are subject to extensive additional regulation by the FCC in our television and radio operations.

Our television and radio operations are highly regulated by the FCC. We must comply with extensive current and any future laws and regulations, including but not limited to those concerning displacement of low-power stations, elimination or limitation on our MVPD carriage rights, ownership rules, broadcasting to serve the "public interest", sponsorship identification, regulation of so-called "indecent" content and equal opportunity in hiring requirements. We cannot predict what changes, if any, might be adopted, to existing regulations or what other matters might be considered by the FCC in the future, nor can we judge in advance what impact, if any, the implementation of any particular proposal or our compliance might have on our business. Our inability or failure to comply with all current and future regulatory requirements that apply to our operations could have a material adverse impact, among other things, on our ability to build a stronger or more efficient presence in select markets, our competitive position in certain markets, our ratings, our advertising rates and our results of operations.

Legislation and regulation of the digital advertising business, including privacy and data protection regimes, could create unexpected costs, subject us to enforcement actions for compliance failures, or cause us to change our business model.

Laws and regulations relating to various aspects of the rapidly changing digital media industry, such as data protection and privacy-related laws and regulations, are evolving rapidly and are expected to continue to do so both in the United States and many other jurisdictions in which we operate and may operate in the future.

U.S. and foreign governments have enacted, considered or are currently considering legislation or regulations that relate to digital advertising activities and the use of consumer data in digital advertising. Several states have enacted laws which affect the collection, use, retention, protection, disclosure, transfer and other processing of personal data, particularly in relation to digital advertising services, which can limit the data available for use in Smadex and Adwake.

Privacy legislation in other jurisdictions also continues to evolve. Such legislation will require additional compliance measures, which can impose additional costs and expose us to increased regulatory scrutiny, which may increase the cost and complexity of delivering our services. We may also be required to change our current practices regarding the volume of personal data that can be collected and used for our business purposes, including by our customers.

We must comply with this large and changing body of laws and regulations in all the jurisdictions throughout the world where we do business. Our failure to do so could subject us to enforcement action, fines and reputational harm, resulting in a material adverse effect on our business, results of operations and financial condition. Among other things, compliance with such laws and regulations could increase our cost of doing business, limit our ability to collect and process personal data, expose us to regulatory investigations and civil actions, and/or reduce the demand for our advertising technology & services offerings, materially adversely affecting our business, results of operations and financial condition.

We are subject to new and rapidly evolving legislation and/or regulations, as well as industry standards and consumer preferences, in respect of protection of personal and similar data and any failure by us to comply with these regulations could result in loss of business, reputation and/or fines.

Our ability to optimize the delivery of digital advertisements depends on our ability to successfully leverage data, including data that we collect from advertisers, publishers and third parties, as well as our own operating history. Using cookies and non-cookie based mechanisms, we collect information about the interactions of online users with advertisers and publishers' digital properties, including, for example, information about the placement of advertisements and users' interactions with websites or advertisements. The handling and protection of personal information, including but not limited to PII, is regulated in many jurisdictions where we operate, including but not limited to the Delete Act in California, similar state privacy laws throughout the United States, and the GDPR in the E.U. We are also subject to rapidly changing industry standards, consumer preferences, changes in technology, including changes in web browser technology, Global Privacy Control signals, increased visibility of consent or "do not track" mechanisms or "ad-blocking" software, and restrictions imposed by large software companies and platform providers, web browser developers or other software developers.

The cost of such ongoing monitoring and compliance by us may be significant. In addition, any failure by us to comply with applicable data protection laws and regulations in any of the jurisdiction where we do business, or comply with industry standards or consumer preferences in this regard, could subject us to significant penalties, negative publicity and reputational damage with advertisers, which in turn could have a material adverse effect on our business and results of operations.

In addition, consumers in some jurisdictions are provided private rights of action under certain laws to file civil lawsuits, including class action lawsuits, against companies that conduct business in the digital advertising industry and personalize or target advertising, including makers of devices that display digital media, providers of digital media, operating system providers, third party networks and providers of Internet-connected devices and related services.

Measures we take to protect PII and other confidential information, as required by the laws and regulations to which we are subject, may not be effective, and could expose us to significant liability.

While we take measures to protect the security of information, including PII, that we collect, use and disclose in the operation of our business, such measures may not always be effective. Software bugs, malware, theft, misuse, defects, vulnerabilities in our products and services, and cybersecurity breaches expose us to a risk of loss or improper use and disclosure of such information, which could result in litigation and other potential liability, including, among other things, regulatory fines and penalties, civil lawsuits and reputational harm.

We must comply with the Foreign Corrupt Practices Act.

We are required to comply with the United States Foreign Corrupt Practices Act, or the FCPA, which prohibits U.S. companies from engaging in bribery or other prohibited payments to foreign officials for the purpose of obtaining or retaining business. Corruption, extortion, bribery, pay-offs, theft and other fraudulent practices occur from time-to-time in certain countries, including some of the countries in which we operate. If our competitors engage in these practices, they may receive preferential treatment, , giving our competitors an advantage in securing business or from government officials who might give them priority in obtaining new business, which would put us at a disadvantage. Although we inform our own personnel that such practices are illegal, we cannot assure you that our employees or other agents will not engage in such conduct for which we might be held responsible. If our employees or other agents are found to have engaged in such practices, we could suffer severe penalties under the FCPA, with respect to which there is robust enforcement in the United States.

Available Information

Our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to reports filed or furnished pursuant to Sections 13(a) or 15(d) of the Exchange Act are made available free of charge on our corporate website, *www.entravision.com*, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. The information on our website is not, and shall not be deemed to be, a part of this report or incorporated by reference into this or any other filing we make with the SEC.

ITEM 1B.   UNRESOLVED STAFF COMMENTS

None.

ITEM 1C.   CYBERSECURITY

Cybersecurity Risk Management and Strategy. We recognize the critical role that cybersecurity plays in protecting our operations, customers, and digital assets. As part of our broader technology and information security risk management framework, our cybersecurity strategy is designed to safeguard the confidentiality, integrity and availability of our systems and data. We continuously assess, strengthen and refine our cybersecurity practices to adapt to an evolving threat landscape.

Our cybersecurity risk management program is built on a foundation of monitoring, proactive risk mitigation and adherence to industry best practices. Over the past year, we have implemented several key enhancements to further bolster our cybersecurity defenses. A security awareness training program has been introduced across our company to educate employees on cybersecurity threats and best practices. Additionally, we have expanded our asset management capabilities, improving visibility into our technology infrastructure and evaluating advanced solutions for more comprehensive oversight.

To protect against unauthorized access, our identity and access management framework continues to evolve, incorporating multi-factor authentication and single sign-on to enhance access security. In parallel, our vulnerability management program is actively managed to identify, assess, and remediate security risks before they can be exploited. To further secure our infrastructure, we have deployed an advanced endpoint security solution, ensuring that all company devices are protected against malware and other cyber threats.

A core component of our security framework is our threat detection and response capability. We have implemented an extended detection and response system that provides continuous monitoring, real-time threat detection and automated response mechanisms to mitigate cybersecurity risks. Our governance, risk and compliance initiatives have also advanced, with ongoing efforts to standardize security policies and align with regulatory and industry standards. Penetration testing is conducted to assess our security posture and identify potential vulnerabilities, ensuring that our defenses remain resilient against emerging threats.

Understanding the risks posed by external partners, we have strengthened our third-party risk management program. This initiative focuses on evaluating and monitoring the cybersecurity practices of our vendors, service providers, and business partners to mitigate potential supply chain risks. Additionally, our incident response plan has been enhanced to support swift detection, containment, and remediation of cybersecurity incidents, ensuring operational continuity and minimal disruption with the addition of an incident response retainer.

As of the date of this report, we have not identified any cybersecurity threats, including any past cybersecurity incidents, that have materially affected or are reasonably likely to materially affect our business strategy, financial condition, or results of operations. We continue to monitor cybersecurity risks closely and remain committed to taking proactive measures to address evolving threats.

Cybersecurity Governance. We have established a cybersecurity governance framework to ensure effective oversight, accountability, and strategic alignment across the organization. The Audit Committee of our Board of Directors oversees cybersecurity-related risks as part of its broader risk management responsibilities. The Audit Committee of the Board of Directors receives periodic reports from executive management and external cybersecurity advisors on our security initiatives, emerging threats and risk mitigation efforts.

Day-to-day management of our cybersecurity program is led by our Chief Information Security Officer, or CISO, who is responsible for overseeing information security policies, threat mitigation strategies, and compliance initiatives. The CISO provides periodic updates to management and the Audit Committee of the Board of Directors, ensuring that cybersecurity remains a key focus of our risk management framework. Our incident response protocols are structured to provide clear escalation pathways for cybersecurity incidents, ensuring that appropriate leadership is engaged in a timely manner to coordinate an effective response.

We also maintain stringent security requirements for third-party service providers, ensuring that vendors comply with our cybersecurity policies and controls. Our third-party risk management program includes due diligence assessments prior to engagement and ongoing security evaluations to mitigate external risks that could impact our operations.

As cybersecurity threats continue to evolve, we remain committed to strengthening our cybersecurity governance model, enhancing transparency and implementing best-in-class security measures. Our approach reflects a proactive commitment to protecting our digital infrastructure, ensuring business continuity and upholding the trust of our stakeholders.

ITEM 2.   PROPERTIES

Our corporate headquarters and main operational offices for our audio segment are located in Burbank, California. We lease approximately 12,000 square feet of space in the building housing our corporate headquarters under a lease that expires February 28, 2026. Our corporate headquarters and main operational offices for our audio segment were previously located in Santa Monica, California. We leased approximately 38,000 square feet of space in the building housing our previous corporate headquarters under a lease that expires January 31, 2034. Our management decided to vacate the facility in February 2025 and cease making further lease payments.

The types of properties required to support each of our television and radio stations typically include offices, broadcasting studios and antenna towers where broadcasting transmitters and antenna equipment are located. The majority of our office, studio and tower facilities are leased pursuant to long-term leases. We also own the buildings and/or land used for office, studio and tower facilities at certain of our television and/or radio properties. We own substantially all of the equipment used in our television and radio broadcasting business. We believe that all of our facilities and equipment are adequate to conduct our present operations. We also lease certain facilities and broadcast equipment in the operation of our business.

See Notes 8 and 20 to Notes to Consolidated Financial Statements.

ITEM 3.   LEGAL PROCEEDINGS

We currently and from time to time are involved in litigation incidental to the conduct of our business, but we are not currently a party to any lawsuit or proceeding which, in the opinion of management, is likely to have a material adverse effect on us or our business.

ITEM 4.   MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

Our Class A common stock has been listed and traded on The New York Stock Exchange since August 2, 2000 under the symbol "EVC."

As of March 3, 2025, there were approximately 153 holders of record of our Class A common stock. We believe that the number of beneficial owners of our Class A common stock substantially exceeds this number.

Performance Graph

The following graph, which was produced by S&P Global Market Intelligence, depicts our performance for the period from December 31, 2019 through December 31, 2024, as measured by total stockholder return calculated on a dividend reinvestment basis, on our Class A common stock, compared with the total return of the S&P 500 Index, the S&P Broadcasting & Cable TV Index and the Dow Jones U.S. Media Index. This graph assumes $100 was invested in each of our Class A Common Stock, the S&P 500 Index, the S&P Broadcasting & Cable TV Index and the Dow Jones U.S. Media Index, as of the market close on December 31, 2019. Starting in our Annual Report on Form 10-K for the year ended December 31, 2021, we added the Dow Jones U.S. Media Index, which was not included in the years prior to 2021, to reflect that our operations have diversified beyond broadcasting. Upon request, we will furnish to stockholders a list of the component companies of such indices.

We caution that the stock price performance shown in the graph below should not be considered indicative of potential future stock price performance.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN
Among Entravision Communications Corporation, the S&P 500 Index, the S&P Broadcasting Index, and the Dow Jones U.S. Media Index


Total Return Performance
Entravision Communications Corporation
S&P 500 Index
S&P Broadcasting Index
Dow Jones U.S. Media Index
Index Value
400
300
200
100
0
12/31/19
12/31/20
12/31/21
12/31/22
12/31/23
12/31/24

Index		Period Ending				
	12/31/19	12/31/20	12/31/21	12/31/22	12/31/23	12/31/24
Entravision Communications Corporation	100.00	112.21	281.71	203.32	184.70	115.33
S&P 500 Index	100.00	118.40	152.39	124.79	157.59	197.02
S&P Broadcasting Index	100.00	87.18	82.92	58.03	55.30	70.79
Dow Jones U.S. Media Index	100.00	122.51	114.76	68.72	79.44	84.88

Dividend Policy

We currently pay a dividend on our Class A common stock and Class U common stock. Our future dividend policy, including the amount of any dividend, will depend on factors considered relevant in the discretion of the Board of Directors, which may include, among other things, our earnings, capital requirements and overall financial condition. In addition, the 2023 Credit Agreement places certain restrictions on our ability to pay dividends on any class of our common stock.

Issuer Purchases of Equity Securities

On March 1, 2022, our Board of Directors approved a share repurchase program of up to $20 million of our Class A common stock. Under this share repurchase program, we are authorized to purchase shares of our Class A common stock from time to time through open market purchases or negotiated purchases, subject to market conditions and other factors.

We did not repurchase any shares of our Class A common stock during 2024. As of December 31, 2024, we have repurchased a total of 1.8 million shares of our Class A common stock under the share repurchase program for an aggregate purchase price of $11.3 million, or an average price per share of $6.43. All such repurchased shares were retired as of December 31, 2024.

ITEM 6.   RESERVED

ITEM 7.   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our consolidated results of operations and cash flows for the years ended December 31, 2024, 2023 and 2022 and consolidated financial condition as of December 31, 2024 and 2023 should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report on Form 10-K.

The discussion and analysis of our financial condition and results of operations for 2024 compared to 2023 appears below. As a smaller reporting company, we have chosen to omit the discussion and analysis of our financial condition and results of operations for 2023 compared to 2022.

OVERVIEW

Entravision owns and operates one of the largest groups of Spanish language television and radio stations in the United States. Our mission is to serve our Latino audience as a trusted provider of useful news, information and entertainment and to serve our advertisers by providing multi-channel marketing capabilities to engage our audience.

Entravision also owns and operates a smaller group of television stations that broadcast English language programming and has operations that provide programmatic advertising technology and services. We have organized our operations into two reportable segments. Our media segment includes our television, radio and digital marketing operations. Our advertising and technology services segment provides programmatic advertising and technology services through Smadex, our demand-side programmatic advertising purchasing platform, and Adwake, our performance-based media advertising agency.

In 2024 we discontinued and divested a significant portion of Entravision's operations, which largely consisted of a collection of acquisitions that had been completed prior to 2024.

Our net revenue for the year ended December 31, 2024 was $364.9 million. Of this amount, revenue generated by our media segment accounted for approximately 61%, and revenue generated by our advertising technology & services segment accounted for approximately 39% of total revenue.

See "Item 1. Business" for an overview of our business, the industry in which we operate, certain industry trends and important recent business developments.

2024 Highlights

- Our consolidated net revenue for the year ended December 31, 2024 increased 23% over the prior year period.

- We achieved record political advertising revenue in 2024. In fact, 2024 marked the fifth election cycle in a row where we benefited from increased political advertising revenue compared to the previous election cycle.

- Following a decision by Meta to terminate its ASP program globally, including us, and an evaluation of our business in light of that decision, we sold our EGP business in a series of transactions in the second quarter of 2024. The sale of our EGP business has allowed us to focus our operations on the products and services we sell instead of the type of advertising medium in which we sell them, which had been our historic operational approach. We have realigned our operational and management structure accordingly.

- In 2024 we significantly enhanced our local news programming. We also made substantial investments in our news operations to capitalize on advertising inventory during our newscasts. We added early morning and midday news in all of our markets, whereas previously we broadcast early evening and late-night news. As a result of implementing this strategy, we added 107 new weekly newscasts on our TelevisaUnivision- affiliated television stations, delivering more than 400 hours of weekly news coverage across 415 newscasts. We now provide morning, midday, early evening and late news in all of our markets; and

- In late 2024 we increased the size of our media sales team and it is our current intention that this will continue in 2025. We also intend to focus on enhancements to our operations and sales support, training and leadership functions.

Acquisitions and Dispositions

See Notes 3 and 4 to Notes to Consolidated Financial Statements for details.

RESULTS OF OPERATIONS

Separate financial data for each of our operating segments is provided below. Segment operating profit (loss) is defined as operating profit (loss) before corporate expenses, change in fair value of contingent consideration, impairment charge, other operating (gain) loss, and foreign currency (gain) loss. We evaluate the performance of our operating segments based on the following (in thousands):

	Year Ended December 31,			% Change 2024 to 2023	% Change 2023 to 2022
	2024	**2023**	**2022**		
Net Revenue					
Media	$ 222,061	$ 196,268	$ 230,698	13%	(15)%
Advertising Technology & Services	142,887	100,775	93,292	42%	8%
Consolidated	364,948	297,043	323,990	23%	(8)%
Cost of revenue					
Media	16,726	10,952	10,580	53%	4%
Advertising Technology & Services	85,470	66,262	60,006	29%	10%
Consolidated	102,196	77,214	70,586	32%	9%
Direct operating expenses					
Media	110,988	96,925	94,742	15%	2%
Advertising Technology & Services	25,274	16,306	14,578	55%	12%
Consolidated	136,262	113,231	109,320	20%	4%
Selling, general and administrative expenses					
Media	42,759	36,000	36,327	19%	(1)%
Advertising Technology & Services	20,109	13,761	10,661	46%	29%
Consolidated	62,868	49,761	46,988	26%	6%
Depreciation and amortization					
Media	12,891	11,975	13,661	8%	(12)%
Advertising Technology & Services	3,930	4,417	1,986	(11)%	122%
Consolidated	16,821	16,392	15,647	3%	5%
Segment operating profit (loss)					
Media	38,697	40,416	75,388	(4)%	(46)%
Advertising Technology & Services	8,104	29	6,061	*	(100)%
Consolidated	46,801	40,445	81,449	16%	(50)%
Corporate expenses	37,498	50,294	49,404	(25)%	2%
Change in fair value of contingent consideration	(629)	821	(1,800)	*	*
Impairment charge	61,220	13,267	1,600	361%	729%
Foreign currency (gain) loss	692	1,950	1,244	(65)%	57%
Other operating (gain) loss	-	609	423	(100)%	44%
Operating income (loss)	(51,980)	(26,496)	30,578	96%	(187)%
Interest expense	(16,472)	(16,833)	(10,536)	(2)%	60%
Interest income	2,458	3,405	2,740	(28)%	24%
Dividend income	10	35	20	(71)%	75%
Realized gain (loss) on marketable securities	(110)	(93)	(532)	18%	(83)%
Gain (loss) on debt extinguishment	(91)	(1,556)	-	(94)%	*
Income (loss) before income taxes from continuing operations	$ (66,185)	$ (41,538)	$ 22,270	59%	*
Capital expenditures					
Media	$ 7,089	$ 21,208	$ 6,975		
Advertising Technology & Services	372	3,643	2,538		
Consolidated	$ 7,461	$ 24,851	$ 9,513		

---

* Percentage not meaningful.

Asset information by segment is not reported because we do not use this measure to assess performance or make decisions to allocate resources

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

Consolidated Operations

Net Revenue. Net revenue increased to $364.9 million for the year ended December 31, 2024 from $297.0 million for the year ended December 31, 2023. This increase was primarily attributable to an increase of $25.8 million in advertising revenue from our media segment, and an increase of $42.1 million in advertising revenue from our advertising technology & services segment.

Cost of revenue. Cost of revenue increased to $102.2 million for the year ended December 31, 2024 from $77.2 million for the year ended December 31, 2023. This increase was primarily attributable to an increase of $5.8 million in cost of revenue from our media segment, and an increase of $19.2 million in cost of revenue from our advertising technology & services segment.

Direct Operating Expenses. Direct operating expenses increased to $136.3 million for the year ended December 31, 2024 from $113.2 million for the year ended December 31, 2023. This increase was primarily attributable to an increase of $14.1 million in direct operating expenses in our media segment and an increase of $9.0 million in direct operating expenses in our advertising technology & services segment.

Selling, General and Administrative Expenses. Selling, general and administrative expenses increased to $62.9 million for the year ended December 31, 2024 from $49.8 million for the year ended December 31, 2023. This increase was primarily attributable to an increase of $6.8 million in selling, general and administrative expenses in our media segment and an increase of $6.3 million in selling, general and administrative expenses in our advertising technology & services segment.

Depreciation and Amortization. Depreciation and amortization increased to $16.8 million for the year ended December 31, 2024 from $16.4 million for the year ended December 31, 2023. This increase was primarily attributable to an increase of $0.9 million in depreciation and amortization in our media segment, partially offset by a decrease of $0.5 million in depreciation and amortization in our advertising technology & services segment.

Corporate Expenses. Effective July 1, 2024, with the realignment of our operations and reassignment of certain responsibilities, certain costs that were previously included as corporate expenses, primarily salaries, are now included in direct operating expenses and in selling, general and administrative expenses.

Corporate expenses decreased to $37.5 million for the year ended December 31, 2024 from $50.3 million for the year ended December 31, 2023. This decrease was primarily due to a decrease of $1.9 million in salaries and bonus expense, a decrease of $3.9 million in non-cash stock-based compensation, a decrease of $3.2 million in professional services expense, and a decrease of $4.8 million in corporate expenses due to the realignment of our operations from three to two segments, as noted above. This decrease was partially offset by an increase of $1.1 million in severance expense.

Change in fair value of contingent consideration. As a result of the change in fair value of the contingent consideration, primarily related to earnouts of certain past acquisitions, we recognized income of $0.6 million for the year ended December 31, 2024, and an expense of $0.8 million for the year ended December 31, 2023.

Impairment. For the year ended December 31, 2024, we incurred an impairment charge of $61.2 million, of which $43.3 million was related to goodwill impairment and $17.9 million was related to certain FCC licenses in our media segment. For the year ended December 31, 2023, we incurred an impairment charge of $13.3 million, of which $12.3 million related to certain FCC licenses in our media segment, and an impairment charge of $1.0 million, due to a termination of an agreement with a media company for which we acted as commercial partner in our then digital segment.

Foreign currency loss. We had a foreign currency loss of $0.7 million for the year ended December 31, 2024 compared to a foreign currency loss of $2.0 million for the year ended December 31, 2023. Foreign currency gains and losses are primarily due to currency fluctuations that affect our operations located outside the United States.

Other operating (gain) loss. We had other operating loss of $0.6 million for the year ended December 31, 2023, primarily due to the sale of certain entities doing business as 365 Digital in our then digital segment, partially offset by gain on assets previously held for sale in our then audio segment.

Interest Expense, net. Interest expense, net increased to $14.0 million for the year ended December 31, 2024 from $13.4 million for the year ended December 31, 2023. This increase was primarily due to lower interest income, partially offset by a lower interest rate on our debt and a lower principal balance due to prepayments totaling $20.0 million, which were made in the first half of 2024.

Gain (loss) on debt extinguishment. We recorded a loss on debt extinguishment of $0.1 million for the year ended December 31, 2024 due to prepayments totaling $20.0 million under our 2023 Credit Facility. We recorded a loss on debt extinguishment of $1.6 million for the year ended December 31, 2023 due to the refinancing of our previous credit facility with our 2023 Credit Facility.

Realized gain (loss) on marketable securities. We recorded a realized loss on marketable securities of $0.1 million for each of the years ended December 31, 2024 and 2023.

Income Tax Expense or Benefit. Income tax expense for the year ended December 31, 2024 was $4.1 million. The effective tax rate for the year ended December 31, 2024 was different from our statutory rate due to foreign and state taxes, changes in valuation allowances on deferred tax assets, non deductible executive compensation, changes in the fair value of the contingent consideration liability, capital loss on disposal of subsidiaries, changes in uncertain tax benefits, worthless stock deduction, and goodwill impairment. Income tax benefit for the year ended December 31, 2023 was $8.4 million. The effective tax rate for the year ended December 31, 2023 was different from our statutory rate due to foreign and state taxes, changes in valuation allowances on deferred tax assets, non-deductible executive compensation, changes in the fair value of the contingent consideration liability and worthless stock deduction.

The Organization for Economic Co-operation and Development ("OECD") Pillar 2 guidelines address the increasing digitalization of the global economy, re-allocating taxing rights among countries. The OECD, many other member states and various other governments have adopted, or are in the process of adopting, Pillar 2 which calls for a global minimum tax of 15% to be effective for tax years beginning in 2024. The OECD guidelines published to date include transition and safe harbor rules around the implementation of the Pillar 2 global minimum tax. The Company is monitoring developments and evaluating the impacts these new rules will have on its tax rate, including eligibility to qualify for these safe harbor rules.

Segment Operations

In our former EGP business, we acted as an intermediary between primarily global media companies and advertisers, which consisted of either the enterprise or its ad agency running the advertisement. Our customers were both these primarily global media companies and advertisers. On March 4, 2024, we received a communication from Meta that it intended to wind down its ASP program globally and end its relationship with all of its ASPs, including us, by July 1, 2024. As a result of this communication from Meta, our CEO, who is also our CODM, led a thorough review of our operations, cost structure, digital strategy and organization of our business. This review led to the decision to sell the enterprises comprising our EGP business -- the largest business unit of what was then our digital segment. Following this decision, during the second quarter of 2024, we entered into a definitive agreement to sell substantially all of our EGP business to IMS. The transaction was completed on June 28, 2024. The remaining parts of our EGP business, Jack of Digital and Adsmurai, were each sold back to their respective founders in separate transactions during the second quarter of 2024.

Prior to the sale of the EGP business, for financial reporting purposes we reported in three segments – digital, television and audio, based on the type of medium in which we sold advertising. The sale of the EGP business has allowed us to focus our operations on the products and services we sell instead of the type of advertising medium in which we sell them, which had been our historic operational approach. As a result of the sale of our EGP business, effective July 1, 2024, we have realigned our operating segments into two segments – media and advertising technology & services – consistent with our current operational and management structure, as well as the basis that is now used for internal management reporting and how our CEO evaluates our business. Our reportable segments are the same as our operating segments. Prior periods have been recast to conform to this presentation.

Our media segment consists of sales of advertising through various media, including television, radio and digital. We own and/or operate 49 primary television stations and 44 radio stations (37 FM and 7 AM), reaching and engaging Latinos in the United States. Our television operations comprise the largest affiliate group of both the top-ranked Univision television network and TelevisaUnivision's UniMás network, with TelevisaUnivision-affiliated stations in 15 of the nation's top 50 U.S. Latino markets. We own and operate one of the largest groups of primarily Spanish-language radio stations in the United States. We provide digital marketing solutions in all of the U.S. markets where we have broadcast operations.

Our advertising technology & services segment consists of programmatic ad services through Smadex, our demand side programmatic ad platform, and Adwake, our mobile growth solutions business.

Media

Net Revenue. Net revenue in our media segment increased to $222.1 million for the year ended December 31, 2024 from $196.3 million for the year ended December 31, 2023. This increase was primarily due to an increase of $18.8 million in broadcast advertising revenue, driven by political advertising revenue, an increase of $8.7 million in digital advertising revenue, and an increase of $2.2 million in other revenue, partially offset by a decrease of $1.3 million in spectrum usage rights revenue and a decrease of $2.7 million in retransmission consent revenue.

In general, most of our media operations face declining audiences, which we believe is present across the broadcast industry, competitive factors with the other major Spanish-language broadcasters, and changing demographics and preferences of audiences, particularly younger audiences, in terms of the media they prefer to view, including streaming and social media. We anticipate that these changes in viewer habits will persist at least for the foreseeable future and possibly permanently. Additionally, we have previously noted a trend for advertising to move increasingly from traditional media, such as television and radio, to new media, such as digital media, and we expect this trend will also continue. While we believe that none of these new technologies and services can completely replace local broadcast stations due to the element of localism that broadcasting offers, the challenges we face in our broadcast operations from new technologies and services will continue to require attention from management. We must continue to remain vigilant to meet these changes, including the need to further adjust our business strategies accordingly. No assurances can be given that such strategies will be successful.

Cost of revenue. Cost of revenue in our media segment increased to $16.7 million for the year ended December 31, 2024 from $11.0 million for the year ended December 31, 2023, primarily due to the increase in digital advertising revenue.

Direct operating expenses. Direct operating expenses in our media segment increased to $111.0 million for the year ended December 31, 2024 from $96.9 million for the year ended December 31, 2023, primarily due to an increase of $6.9 million in salaries, primarily associated with the expansion of our news programming in anticipation of this year's election cycle, an increase of $3.7 million in other costs associated with the increase in revenue, an increase of $1.7 million in corporate expenses due to the realignment of our operations as noted above, an increase of $0.8 million in ratings services, and an increase of $0.6 million for repairs and maintenance. The remaining increase was due to other items which were individually immaterial.

Selling, general and administrative expenses. Selling, general and administrative expenses in our media segment increased to $42.8 million for the year ended December 31, 2024 from $36.0 million for the year ended December 31, 2023, primarily due to an increase of $4.3 million in salaries and other employee benefits, and an increase of $3.1 million in corporate expenses due to the realignment of our operations as noted above. The increase was offset by other items which were individually immaterial.

Advertising Technology & Services

Net Revenue. Net revenue in our advertising technology & services segment increased to $142.9 million for the year ended December 31, 2024 from $100.8 million for the year ended December 31, 2023. The increase was primarily due to increases in advertising revenue from Smadex and Adwake.

Cost of revenue. Cost of revenue in our advertising technology & services segment increased to $85.5 million for the year ended December 31, 2024 from $66.3 million for the year ended December 31, 2023, primarily due to the increase in digital advertising revenue.

We have previously noted a trend on a global basis in our advertising technology & services operations whereby revenue is shifting more to programmatic revenue. As a result, advertisers are demanding more efficiency and lower cost from intermediaries like us. In response to this trend, we have been offering our programmatic purchasing platform, Smadex, to advertisers. The digital advertising industry remains dynamic and is continuing to undergo rapid changes in technology, customer expectation and competition. We expect this trend to continue and possibly accelerate. We must continue to remain vigilant to meet these dynamic and rapid changes, including the need to further adjust our business strategies accordingly. No assurances can be given that such strategies will be successful.

Direct Operating Expenses. Direct operating expenses in our advertising technology & services segment increased to $25.3 million for the year ended December 31, 2024 from $16.3 million for the year ended December 31, 2023, primarily due to an increase of $5.9 million in cloud infrastructure expenses and an increase of $3.1 million in salaries.

Selling, General and Administrative Expenses. Selling, general and administrative expenses in our advertising technology & services segment increased to $20.1 million for the year ended December 31, 2024, from $13.8 million for the year ended December 31, 2023, primarily due to an increase of $3.8 million in salaries, severance expense of $1.3 million, cloud software expense of $0.8 million, and rent expense $0.5 million.

Liquidity and Capital Resources

While we have a history of operating losses in some periods and operating income in other periods, we also have a history of generating significant positive cash flows from our operations. We had net loss attributable to common stockholders of $148.9 million and $15.4 million for the years ended December 31, 2024 and 2023, respectively, and net income attributable to common stockholders of $18.1 million for the year ended December 31, 2022. We had positive cash flow from operations of $74.7 million, $75.2 million and $78.9 million for the years ended December 31, 2024, 2023 and 2022, respectively. For at least the next twelve months, we expect to fund our working capital requirements, capital expenditures and payments of principal and interest on outstanding indebtedness, with cash on hand and cash flows from operations.

We currently believe that our cash position is capable of meeting our operating and capital expenses and debt service requirements for at least the next twelve months from the issuance of this report. We believe that our position is strengthened by cash and cash equivalents on hand, in the amount of $95.9 million, and available for sale marketable securities in the additional amount of $4.7 million, as of December 31, 2024. Our liquidity is not materially affected by the amounts held in accounts outside the United States.

On March 4, 2024, we received a communication from Meta that it intended to wind down its authorized sales partner, or ASP, program globally and end its relationship with all of its ASPs, including us, by July 1, 2024. As a result, we conducted a thorough review of our digital strategy, operations and cost structure, and during the second quarter of 2024 made the decision to dispose of the operations of EGP, our digital commercial partnerships business, which was completed during the second quarter of 2024.

The disposition of our EGP business, the largest business unit of what was then our digital segment, will have a material effect on our results of operations in that total revenue from our advertising technology & services operations, and consolidated revenue, will be, and is expected to remain, significantly lower than it was prior to the disposition of our EGP business. As a result, cash flow from operations will be materially adversely affected in future periods, which could also adversely affect our liquidity and, as discussed below, our ability to comply with financial covenants under the 2023 Credit Agreement.

The 2023 Credit Agreement contains various financial covenants (see Note 10 to Notes to Consolidated Financial Statements). As of December 31, 2024, we were in compliance with the financial covenants in the 2023 Credit Agreement. Compliance with these financial covenants is measured quarterly and our failure to meet the covenant requirements would constitute an event of default. In such event, if we were unable to obtain the necessary waivers or amendments, all outstanding borrowings, together with accrued and unpaid interest and other amounts payable thereunder, would become immediately due and payable. Additionally, the lenders would have the right to proceed against the collateral granted to them to secure that debt, which includes substantially all of our assets.

As a result of the sale of the EGP business, our consolidated EBITDA (as defined in the 2023 Credit Agreement and as discussed in more detail below under "Consolidated EBITDA") has been, and is expected to remain, significantly reduced and, in response, we have taken action to reduce certain expenses to mitigate this fact. In addition, as discussed above, we also have an aggregate $100.6 million of cash and marketable securities as of December 31, 2024, and management projects that we could prepay debt as necessary to remain in compliance with our financial covenants under the 2023 Credit Agreement should that become necessary.

Based on management's current financial projections and our ability to prepay our debt, management believes that we will maintain compliance with our financial covenants under the 2023 Credit Agreement. Given the inherent uncertainty in financial projections management has identified additional controllable cost reduction actions that can be taken, if necessary, to maintain sufficient liquidity to fund its business activities and to maintain compliance with its debt covenants. Management further believes that our existing cash and projected operating cash flows are adequate to meet our operating needs, liabilities and commitments over the next twelve months from the issuance of the accompanying consolidated financial statements.

To the extent that our then-current liquidity is insufficient to fund our business activities or if we do not remain in compliance with our financial covenants under the 2023 Credit Agreement, as a result of not achieving financial projections or otherwise, we may be required to take additional actions which could include seeking additional equity or debt financing in the future to satisfy capital requirements. There is no guarantee that any such capital would be available to us on favorable terms or at all. The failure to obtain any required capital could have a material adverse effect on our operations and financial condition.

Credit Facility

On March 17, 2023, we entered into the 2023 Credit Facility, pursuant to the 2023 Credit Agreement, by and among us, Bank of America, N.A., as Administrative Agent, and the other financial institutions party thereto as Lenders (collectively, the "Lenders" and individually each a "Lender"). The 2023 Credit Agreement amended, restated and replaced in its entirety our previous credit agreement.

In March 2024, we made a prepayment of $10.0 million, of which $8.75 million was applied to the upcoming quarterly principal payments in 2024 under the Term A Facility (as defined in the 2023 Credit Agreement), and $1.25 million was applied to the Revolving Credit Facility (as defined in the 2023 Credit Agreement).

In June 2024, we made an additional prepayment of $10.0 million, of which $4.9 million was a mandatory prepayment as a result of the EGP disposition. The prepayment was applied to the quarterly principal payments in 2025 under the Term A Facility.

For more information, see Item 1A, "Risk Factors", Note 10 to Notes to Consolidated Financial Statements, and the 2023 Credit Agreement itself, which is filed as an exhibit to this report.

Consolidated EBITDA

Consolidated EBITDA is a non-GAAP measure. The most directly comparable GAAP financial measure to consolidated EBITDA is net income (loss) attributable to common stockholders.

We use the term "consolidated EBITDA" because that term is defined in our 2023 Credit Agreement. Under the terms of our 2023 Credit Agreement, consolidated EBITDA is a measure that governs several critical aspects of our 2023 Credit Facility, including, among other things, financial covenants with which we must comply and financial ratios which we must maintain in order to borrow funds needed for the operation of our business and with respect to the interest rates that we pay on our 2023 Credit Facility. For example, our 2023 Credit Agreement contains a total net leverage ratio financial covenant. The total net leverage ratio, or the ratio of consolidated total debt (net of up to $50.0 million of unrestricted cash) to trailing-twelve-month consolidated EBITDA, affects both our ability to borrow from our Revolving Credit Facility and our applicable margin for the interest rate calculation. Under our 2023 Credit Agreement, our maximum total leverage ratio may not exceed 3.25 to 1.00. In addition, our 2023 Credit Agreement contains an interest coverage ratio financial covenant (calculated as set forth in the 2023 Credit Agreement), with a minimum permitted ratio of 3.00 to 1.00.

Therefore, we believe that it is important to disclose consolidated EBITDA to our investors to understand our compliance with these, and certain other, terms of our 2023 Credit Agreement. While many in the financial community and we consider consolidated EBITDA to be important, it should be considered in addition to, but not as a substitute for or superior to, other measures of financial performance and liquidity prepared in accordance with accounting principles generally accepted in the United States of America, such as operating income (loss), net income (loss) and cash flows from operating activities. Consolidated EBITDA has certain limitations because it excludes and includes several important financial line items as noted above. Therefore, we consider both non-GAAP and GAAP measures when evaluating our business. Consolidated EBITDA is also used to make executive compensation decisions.

A reconciliation of this non-GAAP measure to its most directly comparable GAAP financial measure follows (in thousands):

| | Year Ended December 31, | | |
	2024	2023	2022
Net income (loss) attributable to common stockholders	$ (148,908)	$ (15,437)	$ 18,119
Net income (loss) attributable to redeemable noncontrolling interest - discontinued operations	(2,779)	158	—
Net income (loss) attributable to noncontrolling interest - discontinued operations	—	(342)	2,050
Interest expense	16,472	16,833	10,536
Interest expense - discontinued operations	219	458	340
Interest income	(2,458)	(3,405)	(2,740)
Interest income - discontinued operations	(731)	(1,650)	(124)
Dividend income	(10)	(35)	(20)
Realized (gain) loss on marketable securities	110	93	532
Gain (loss) on debt extinguishment	91	1,556	—
Income tax expense	4,105	(8,392)	8,871
Income tax expense - discontinued operations	(1,007)	5,642	2,688
Amortization of syndication contracts	450	471	468
Payments on syndication contracts	(451)	(480)	(470)
Non-cash stock-based compensation	14,391	21,524	18,942
Non-cash stock-based compensation - discontinued operations	(544)	2,174	1,092
Depreciation and amortization	16,821	16,392	15,647
Depreciation and amortization - discontinued operations	3,958	11,615	10,050
Change in fair value of contingent consideration	(629)	821	(1,800)
Change in fair value of contingent consideration - discontinued operations	(12,568)	(3,360)	16,010
Impairment charge	61,220	13,267	1,600
Impairment charge - discontinued operations	49,438	—	—
Non-recurring cash severance and restructuring charge	7,321	899	4,316
Other operating (gain) loss	—	609	423
Other operating (gain) loss - discontinued operations	45,187	—	(41)
EBITDA attributable to redeemable noncontrolling interest - discontinued operations	(167)	(1,515)	(3,399)
EBITDA attributable to noncontrolling interest - discontinued operations	—	(230)	—
Consolidated EBITDA (1)	$ 49,531	$ 57,666	$ 103,090

(1)   Consolidated EBITDA is presented in accordance with the definition provided in our 2023 Credit Facility.

Share Repurchase Program

On March 1, 2022, our Board of Directors approved a share repurchase program of up to $20 million of our Class A common stock. Under this share repurchase program, we are authorized to purchase shares of our Class A common stock from time to time through open market purchases or negotiated purchases, subject to market conditions and other factors.

We did not repurchase any shares of our Class A common stock during 2024. As of December 31, 2024, we have repurchased a total of 1.8 million shares of our Class A common stock under the share repurchase program for an aggregate purchase price of $11.3 million, or an average price per share of $6.43. All such repurchased shares were retired as of December 31, 2024.

Cash Flow

Net cash flow provided by operating activities was $74.7 million for the year ended December 31, 2024, compared to net cash flow provided by operating activities of $75.2 million for the year ended December 31, 2023. The decrease in cash flow from operating activities was primarily due to a decrease in net income after adjusting for non-cash items. Significant non-cash items for the year ended December 31, 2024 included impairment charges of $110.7 million, the loss on sale related to our former EGP business of $45.2 million, depreciation and amortization expense of $20.8 million, non-cash stock based compensation of $13.8 million, income related to the change in fair value of contingent consideration of $13.2 million, deferred income taxes of $10.3 million, and income attributable to redeemable noncontrolling interest of $2.8 million. Significant non-cash items for the year ended December 31, 2023 included depreciation and amortization expense of $28.0 million, non-cash stock based compensation of $23.7 million, impairment charges of $13.3 million, income related to the change in fair value of contingent consideration of $2.5 million, deferred income taxes of $11.0 million, and loss on debt extinguishment of $1.6 million. We expect to have positive cash flow from operating activities for the 2025 year. The decrease in cash flow provided by operating activities was partially offset by increase in net changes in our working capital of $58.6 million for the year ended December 31, 2024 compared to $36.6 million for the year ended December 31, 2023. The net changes in working capital were primarily due to the timing of cash payments to publishers in our former EGP business and timing of collections in that business.

Net cash flow used in investing activities was $26.8 million for the year ended December 31, 2024, compared to $16.0 million for the year ended December 31, 2023. The increase in cash flow used in investing activities was primarily due to net cash divested in the sale of the EGP business of $40.5 million for the year ended December 31, 2024 compared to $6.9 million spent on the purchase of businesses for the year ended December 31, 2023, and a reduction in proceeds from the sale of marketable securities to $10.8 million for the year ended December 31, 2024 compared to $43.3 million for the year ended December 31, 2023. The increase in cash flow used in investing activities was partially offset by a reduction in capital expenditures to $8.4 million for the year ended December 31, 2024 compared to $27.3 million for the year ended December 31, 2023 as a result of the build out of our corporate headquarters in the prior year period, a reduction in spend on purchases of marketable securities to $2.3 million for the year ended December 31, 2024 compared to $11.4 million for the year ended December 31, 2023, and proceeds from a loan receivable associated with the sale of the EGP business of $13.6 million for the year ended December 31, 2024 compared to the issuance of a loan receivable of $13.6 million for the year ended December 31, 2023. We anticipate that our capital expenditures will be approximately $8.0 million during the full year 2025. The amount of our anticipated capital expenditures may change based on future changes in business plans and our financial condition and general economic conditions. We expect to fund capital expenditures with cash on hand and net cash flow from operations.

Net cash flow used in financing activities was $57.7 million for the year ended December 31, 2024, compared to $64.2 million for the year ended December 31, 2023. The decrease in cash flow used in financing activities was primarily due to payments of contingent consideration of $15.7 million for the year ended December 31, 2024 compared to $35.1 million for the year ended December 31, 2023, distributions to noncontrolling interest of $1.1 million for the year ended December 31, 2024 compared to $3.4 million for the year ended December 31, 2023, and payments of $1.8 million of debt issuance costs for the year ended December 31, 2023 as a result of the refinancing of our credit facility. The decrease in cash flow used in financing activities was partially offset by $20.0 million of debt prepayments during the year ended December 31, 2024.

Commitments and Contractual Obligations

Our material contractual obligations at December 31, 2024 which are not reflected as liabilities in the Consolidated Balance Sheets include media research and ratings providers, to provide television and radio audience measurement services, of approximately $34.0 million, and other amounts consist primarily of obligations for software licenses utilized by our sales team of approximately $5.5 million.

We have also entered into employment agreements with certain of our key employees, including our current Chief Executive Officer, President and Chief Operating Officer, Chief Financial Officer and Chief Revenue Officer.

Other than the foregoing commitments, legal contingencies incurred in the normal course of business and employment contracts for key employees, we do not have any off-balance sheet financing arrangements or liabilities. We do not have any majority-owned subsidiaries or any interests in or relationships with any variable-interest entities that are not included in our consolidated financial statements.

Application of Critical Accounting Policies and Accounting Estimates

Critical accounting policies are defined as those that are the most important to the accurate portrayal of our financial condition and results of operations. Critical accounting policies require management's subjective judgment and may produce materially different results under different assumptions and conditions. We have discussed the development and selection of these critical accounting policies with the Audit Committee of our Board of Directors, and the Audit Committee has reviewed and approved our related disclosure in this Management's Discussion and Analysis of Financial Condition and Results of Operations.

Goodwill

We believe that the accounting estimates related to the fair value of our reporting units and indefinite life intangible assets and our estimates of the useful lives of our long-lived assets are "critical accounting estimates" because: (1) goodwill and other intangible assets are our most significant assets, and (2) the impact that recognizing an impairment would have on the assets reported on our balance sheet, as well as on our results of operations, could be material. Accordingly, the assumptions about future cash flows on the assets under evaluation are critical.

Goodwill represents the excess of the purchase price over the fair value of the net tangible and identifiable intangible assets acquired in each business combination. We test our goodwill and other indefinite-lived intangible assets for impairment annually on October 1, or more frequently if certain events or certain changes in circumstances indicate they may be impaired. In assessing the recoverability of goodwill and indefinite life intangible assets, we must make a series of assumptions about such things as the estimated future cash flows and other factors to determine the fair value of these assets.

In testing the goodwill of our reporting units for impairment, we first determine, based on a qualitative assessment, whether it is more likely than not that the fair value of each of our reporting units is less than their respective carrying amounts. We have determined that each of our operating segments is a reporting unit.

If it is deemed more likely than not that the fair value of a reporting unit is less than the carrying value based on this initial assessment, the next step is a quantitative comparison of the fair value of the reporting unit to its carrying amount. If a reporting unit's estimated fair value is equal to or greater than that reporting unit's carrying value, no impairment of goodwill exists and the testing is complete. If the reporting unit's carrying amount is greater than the estimated fair value, then an impairment loss is recorded for the amount of the difference.

When a quantitative analysis is performed, the estimated fair value of goodwill is determined by using a combination of a market approach and an income approach. The market approach estimates fair value by applying sales, earnings and cash flow multiples to each reporting unit's operating performance. The multiples are derived from comparable publicly-traded companies with similar operating and investment characteristics to our reporting units. The market approach requires us to make a series of assumptions, such as selecting comparable companies and comparable transactions and transaction premiums. The current economic conditions have led to a decrease in the number of comparable transactions, which makes the market approach of comparable transactions and transaction premiums more difficult to estimate than in previous years.

The income approach estimates fair value based on our estimated future cash flows of each reporting unit, discounted by an estimated weighted-average cost of capital that reflects current market conditions, which reflect the overall level of inherent risk of that reporting unit. The income approach also requires us to make a series of assumptions, such as discount rates, revenue projections, profit margin projections and terminal value multiples. We estimated our discount rates on a blended rate of return considering both debt and equity for comparable publicly-traded companies in the media and advertising technology industries. These comparable publicly-traded companies have similar size, operating characteristics and/or financial profiles to us. We also estimated the terminal value multiple based on comparable publicly-traded companies in the media and advertising technology industries. We estimated our revenue projections and profit margin projections based on internal forecasts about future performance.

For the year ended December 31, 2024, we recorded impairment charge of goodwill in our media unit in the amount of $43.3 million. See Note 6 to Notes to Consolidated Financial Statements for more details.

Indefinite Life Intangible Assets

We believe that our broadcast licenses are indefinite life intangible assets. An intangible asset is determined to have an indefinite useful life when there are no legal, regulatory, contractual, competitive, economic or any other significant factors that may limit the period over which the asset is expected to contribute directly or indirectly to future cash flows. The evaluation of impairment for indefinite life intangible assets is performed by a comparison of the asset's carrying value to the asset's fair value. When the carrying value exceeds fair value, an impairment charge is recorded for the amount of the difference. The unit of accounting used to test broadcast licenses represents all licenses owned and operated within an individual market cluster, because such licenses are used together, are complementary to each other and are representative of the best use of those assets. Our individual market clusters consist of cities or nearby cities. We test our broadcasting licenses for impairment based on certain assumptions about these market clusters.

The estimated fair value of indefinite life intangible assets is determined by using an income approach. The income approach estimates fair value based on the estimated future cash flows of each market cluster that a hypothetical buyer would expect to generate, discounted by an estimated weighted-average cost of capital that reflects current market conditions, which reflect the overall level of inherent risk. The income approach requires us to make a series of assumptions, such as discount rates, revenue projections, profit margin projections and terminal value multiples. We estimate the discount rates on a blended rate of return considering both debt and equity for comparable publicly-traded companies in the television, radio and digital media industries. These comparable publicly-traded companies have similar size, operating characteristics and/or financial profiles to us. We also estimated the terminal value multiple based on comparable publicly-traded companies in the media and advertising technology industries. We estimated the revenue projections and profit margin projections based on various market clusters signal coverage of the markets and industry information for an average station within a given market. The information for each market cluster includes such things as estimated market share, estimated capital start-up costs, population, household income, retail sales and other expenditures that would influence advertising expenditures. Alternatively, some stations under evaluation have had limited relevant cash flow history due to planned or actual conversion of format or upgrade of station signal. The assumptions we make about cash flows after conversion are based on the performance of similar stations in similar markets and potential proceeds from the sale of the assets.

For the year ended December 31, 2024, we recorded impairment charges of FCC licenses in our media unit in the amount of $17.9 million. See Note 6 to Notes to Consolidated Financial Statements for more details.

Long-Lived Assets, Including Intangibles Subject to Amortization

Depreciation and amortization of our long-lived assets is provided using the straight-line method over their estimated useful lives. Changes in circumstances, such as the passage of new laws or changes in regulations, technological advances, changes to our business model or changes in our capital strategy could result in the actual useful lives differing from initial estimates. In those cases where we determine that the useful life of a long-lived asset should be revised, we will depreciate the net book value in excess of the estimated residual value over its revised remaining useful life. Factors such as changes in the planned use of equipment, customer attrition, contractual amendments or mandated regulatory requirements could result in shortened useful lives.

Long-lived assets and asset groups are evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. The estimated future cash flows are based upon, among other things, assumptions about expected future operating performance and may differ from actual cash flows. Long-lived assets evaluated for impairment are grouped with other assets to the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of assets and liabilities. If the sum of the projected undiscounted cash flows (excluding interest) is less than the carrying value of the assets, the assets will be written down to the estimated fair value in the period in which the determination is made.

Deferred Taxes

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and deferred liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when it is determined to be more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

In evaluating our ability to realize net deferred tax assets, we consider all reasonably available evidence including our past operating results, tax strategies and forecasts of future taxable income. In considering these factors, we make certain assumptions and judgments that are based on the plans and estimates used to manage our business.

We recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon settlement. We recognize interest and penalties related to uncertain tax positions in income tax expense.

Revenue Recognition

Revenues are recognized when control of the promised services is transferred to our customers, in an amount equal to the consideration we expect to be entitled to in exchange for those services.

Broadcast Advertising. Revenue related to the sale of advertising on our television and radio stations is recognized at the time of broadcast. Revenue for contracts with advertising agencies is recorded at an amount that is net of the commission retained by the agency. Revenue from contracts directly with the advertisers is recorded as gross revenue and the related commission or national representation fee is recorded in operating expense.

Digital Advertising. Revenue related to digital advertising is recognized when display or other digital advertisements record impressions on the websites and mobile and Internet-connected television apps of media companies on whose digital platforms the advertisements are placed or as the advertiser's previously agreed-upon performance criteria are satisfied. We have concluded that we are the principal in the transaction and therefore recognize revenue on a gross basis, because we (i) are responsible for fulfillment of the contract, including customer support, resolving customer complaints, and accepting responsibility for the quality or suitability of the product or service; (ii) have pricing discretion over the transaction; and (iii) carry inventory risk for all inventory purchased regardless of whether we are able to collect on a transaction.

Retransmission Consent. We generate revenue from retransmission consent agreements that are entered into with MVPDs. We grant the MVPDs access to our television station signals so that they may rebroadcast the signals and charge their subscribers for this programming. Revenue is recognized as the television signal is delivered to the MVPD.

Spectrum Usage Rights. We generate revenue from agreements associated with our television stations' spectrum usage rights. Revenue is recognized in accordance with the contractual fees over the term of the agreement or when we have relinquished all or a portion of our spectrum usage rights for a station or have relinquished our rights to operate a station on the existing channel free from interference.

Business Combinations

We apply the acquisition method of accounting for business combinations in accordance with U.S. GAAP and use estimates and judgments to allocate the purchase price paid for acquisitions to the fair value of the assets, including identifiable intangible assets and liabilities acquired. Such estimates may be based on significant unobservable inputs and assumptions such as, but not limited to, revenue projections, gross margin projections, customer attrition rates, royalty rates, discount rates and terminal growth rate assumptions. We use established valuation techniques and may engage reputable valuation specialists to assist with the valuations. Management's estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates. Fair values are subject to refinement for up to one year after the closing date of an acquisition, as information relative to closing date fair values becomes available. Upon the conclusion of the measurement period, any subsequent adjustments are recorded to earnings.

Contingent Consideration

If business combinations or variable interest entities provide for contingent consideration, we record the contingent consideration at fair value at the acquisition date. We adjust the contingent consideration liability at the end of each reporting period based on fair value inputs representing changes in forecasted revenue of the acquired entities and the probability of an adjustment to the purchase price. Key assumptions include risk-neutral expected growth rates based on management's assessments of expected growth in EBITDA, adjusted by appropriate factors capturing their correlation with the market and volatility, discounted at a cost of debt rate. Changes in the fair value of the contingent consideration after the acquisition date are included in earnings if the contingent consideration is recorded as a liability.

Additional Information

For additional information on our significant accounting policies, please see Note 2 to Notes to Consolidated Financial Statements.

Recently Issued Accounting Pronouncements

For additional information on recently issued accounting pronouncements, see Note 2 to Notes to Consolidated Financial Statements.

Sensitivity of Critical Accounting Estimates

We have critical accounting estimates that are sensitive to change. The most significant of those sensitive estimates relates to the impairment of intangible assets as discussed above.

Impact of Inflation

We believe that inflation has not had a material impact on our results of operations for each of our fiscal years in the three-year period ended December 31, 2024. However, there can be no assurance that future inflation would not have an adverse impact on our operating results and financial condition.

ITEM 7A.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

General

Market risk represents the potential loss that may affect our financial position, results of operations and/or cash flows due to adverse changes in the financial markets. We are also exposed to market risk from changes in the base rates on our 2023 Credit Facility.

Interest Rates

As of December 31, 2024, we had $187.8 million of variable rate bank debt outstanding under our 2023 Credit Facility. Our borrowings bear interest on the outstanding principal amount thereof from the date when made at a rate per annum equal to either: (i) the Term SOFR (as defined in the 2023 Credit Agreement) plus a margin between 2.50% and 3.00%, depending on the Total Net Leverage Ratio (as defined in the 2023 Credit Agreement) or (ii) the Base Rate (as defined in the 2023 Credit Agreement) plus a margin between 1.50% and 2.00%, depending on the Total Net Leverage Ratio. In addition, the unused portion of the Revolving Credit Facility is subject to a rate per annum between 0.30% and 0.40%, depending on the Total Net Leverage Ratio.

Because our debt is subject to interest at a variable rate, our earnings will be affected in future periods by changes in interest rates. If the SOFR were to increase by a hypothetical 100 basis points, or one percentage point, from its December 31, 2024 level, our annual interest expense would increase and cash flow from operations would decrease by $1.9 million based on the outstanding balance of our term loan as of December 31, 2024.

Foreign Currency

We have foreign currency risks related to our revenue and operating expenses denominated in currencies other than the U.S. dollar. Historically, our revenues have primarily been denominated in U.S. dollars, and the majority of our current revenues continue to be, and are expected to remain, denominated in U.S. dollars. However, we have operations in countries other than the United States, primarily related to our advertising technology & services operations, and expect a portion of our future revenues will be denominated in currencies other than the U.S. dollar, primarily the Euro. The effect of an immediate and hypothetical 10% adverse change in foreign exchange rates on foreign-denominated accounts receivable at December 31, 2024 would not be material to our consolidated results of operations or overall financial condition.

Our operating expenses are primarily denominated in U.S. dollars. In addition, certain of our operating expenses are denominated in the currencies of the countries in which our operations are located, primarily Spain. Increases and decreases in our foreign-denominated revenue from movements in foreign exchange rates are partially offset by the corresponding decreases or increases in our foreign-denominated operating expenses.

In addition, currency fluctuations or a weakening U.S. dollar can increase the amount of operating expense of our international operations, which are primarily related to our advertising technology & services operations. To date, we have not entered into any foreign currency hedging contracts, since exchange rate fluctuations historically have not had a material effect on our operating results and cash flows.

ITEM 8.   FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

See pages F-1 through F-41.

ITEM 9.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A.   CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our disclosure controls and procedures are designed to ensure that the information relating to our Company, including our consolidated subsidiaries, required to be disclosed in our SEC reports is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow for timely decisions regarding required disclosure. We conducted an evaluation, under the supervision and with the participation of management, including our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended) as of the end of the period covered by this annual report. Based on this evaluation, our chief executive officer and chief financial officer concluded that, as of the evaluation date, our disclosure controls and procedures were effective.

Management's Report on Internal Control Over Financial Reporting

 Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of management, including our chief executive officer and chief financial officer, we conducted an evaluation of the design and operating effectiveness of our internal controls over financial reporting based on the framework in "Internal Control—Integrated Framework (2013)" issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO").

Our internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorizations of management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the financial statements.

Our independent registered public accounting firm, Deloitte & Touche LLP, has independently assessed the effectiveness of our internal control over financial reporting and its report is included in response to "Item 8. Financial Statements and Supplementary Data", appearing beginning at page F-2 of this report.

Inherent Limitations on Effectiveness of Controls

A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. Because of its inherent limitations, internal control over financial reporting may not prevent or detect all control issues or misstatements. Accordingly, our controls and procedures are designed to provide reasonable, not absolute, assurance that the objectives of our control system are met. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become adequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Changes in Internal Control

There have been no changes in our internal control over financial reporting during the fiscal quarter ended December 31, 2024 that have materially affected, or are reasonably likely to materially affect our internal control over financial reporting.

ITEM 9B.   OTHER INFORMATION

Insider Trading Arrangements. During the quarter ended December 31, 2024, none of our directors or officers informed us of the adoption or termination of a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as those terms are defined in Regulation S-K, Item 408.

ITEM 9C.   DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 10.   DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this item is incorporated by reference to our Proxy Statement for the 2025 Annual Meeting of Stockholders to be filed with the SEC within 120 days of the fiscal year ended December 31, 2024.

ITEM 11.   EXECUTIVE COMPENSATION

The information required by this item is incorporated by reference to our Proxy Statement for the 2025 Annual Meeting of Stockholders to be filed with the SEC within 120 days of the fiscal year ended December 31, 2024.

ITEM 12.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this item is incorporated by reference to our Proxy Statement for the 2025 Annual Meeting of Stockholders to be filed with the SEC within 120 days of the fiscal year ended December 31, 2024.

ITEM 13.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this item is incorporated by reference to our Proxy Statement for the 2025 Annual Meeting of Stockholders to be filed with the SEC within 120 days of the fiscal year ended December 31, 2024.

ITEM 14.   PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this item is incorporated by reference to our Proxy Statement for the 2025 Annual Meeting of Stockholders to be filed with the SEC within 120 days of the fiscal year ended December 31, 2024.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) *Documents filed as part of this report:*

1. Financial Statements

The consolidated financial statements contained herein are as listed on the "Index to Consolidated Financial Statements" on page F-1 of this report.

2. Financial Statement Schedule

The consolidated financial statement schedule contained herein is as listed on the "Index to Consolidated Financial Statements" on page F-1 of this report. All other schedules have been omitted because they are not applicable, not required, or the information is included in the consolidated financial statements or notes thereto.

3. Exhibits

See Exhibit Index.

(b) *Exhibits:*

The following exhibits are attached hereto and incorporated herein by reference.

Exhibit Number	Exhibit Description
3.1(1)	Fourth Amended and Restated Certificate of Incorporation
3.2(2)	Eighth Amended and Restated Bylaws
4.1(3)	Description of the Registrant's Securities
10.1(4)†	2000 Omnibus Equity Incentive Plan
10.2(5)†	Amended and Restated 2004 Equity Incentive Plan
10.3(5)†	2024 Employee Stock Purchase Plan
10.4(6)†	Employment Agreement, dated June 19, 2023, by and between the registrant and Michael Christenson
10.5(6)†	Entravision Communications Corporation 2023 Inducement Plan
10.6(6)†	Entravision Communications Corporation 2023 Inducement Plan, Restricted Stock Unit Award
10.7(6)†	Entravision Communications Corporation 2023 Inducement Plan, Performance Unit Award
10.8(6)†	Participation Agreement, effective June 19, 2023, by and between the Company and Michael Christenson
10.9(7)†	Executive Compensation Letter Agreement effective as of March 15, 2024 by and between the Company and Mark Boelke
10.10(7)†	Participation Agreement effective as of March 18, 2024 by and between the Company and Mark Boelke
10.11*†	Amendment to Executive Compensation Letter Agreement effective as of December 12, 2024 by and between the Company and Mark Boelke
10.12(8)†	Executive Compensation Letter Agreement effective as of May 12, 2023 by and between the Company and Jeffery Liberman
10.13(8)†	Participation Agreement effective as of May 14, 2023 by and between the Company and Jeffery Liberman
10.14*†	Compensation Letter Agreement effective as of December 22, 2023 by and between the Company and Juan Navarro
10.15*†	Executive Compensation Letter Agreement effective as of May 12, 2023 by and between the Company and Bill McNally
10.16*†	Participation Agreement effective as of May 12, 2023 by and between the Company and Bill McNally
10.17(8)†	Executive Cash Incentive Bonus Plan

10.18(8)†	Entravision Communications Corporation Executive Severance and Change in Control Plan
10.19(8)†	Non-Employee Director Compensation Policy
10.20(9)†	Form of Restricted Stock Unit Award under the Amended and Restated 2004 Equity Incentive Plan (directors)
10.21(9)†	Form of Restricted Stock Unit Award under the Amended and Restated 2004 Equity Incentive Plan (employees)
10.22(9)†	Form of Indemnification Agreement for officers and directors of the registrant
10.23(10)	Cooperation Agreement, dated as of May 4, 2023, by and among Entravision Communications Corporation, Alexandra Seros, Estate of Walter F. Ulloa, Alexandra Seros, as Trustee of the Seros Ulloa Family Trust of 1996 and Thomas Strickler, as Trustee of The Walter F. Ulloa Irrevocable Trust of 1996
10.24(4)	Form of Investors Rights Agreement by and among the registrant and certain of its stockholders
10.25(11)	Amendment to Investor Rights Agreement dated as of September 9, 2005 by and between Entravision Communications Corporation and Univision Communications Inc.
10.26(11)	Letter Agreement regarding registration rights of Univision dated as of September 9, 2005 by and between Entravision Communications Corporation and Univision Communications Inc.
10.27(4)	Office Lease dated August 19, 1999 by and between Water Garden Company L.L.C. and Entravision Communications Company, L.L.C.
10.28(12)	First Amendment to Lease and Agreement Re: Sixth Floor Additional Space dated as of March 15, 2001 by and between Water Garden Company L.L.C., Entravision Communications Company, L.L.C. and the registrant
10.29(13)	Second Amendment to Lease dated as of October 5, 2005 by and between Water Garden Company L.L.C. and the registrant
10.30(14)	Third Amendment to Lease effective as of January 31, 2011 by and between Water Garden Company L.L.C. and the registrant
10.31(15)	Fourth Amendment to Lease effective as of January 14, 2021 by and between Water Garden Company L.L.C. and the registrant
10.32(16)	Fifth Amendment to Lease, effective as of February 16, 2022 by and between Water Garden Company L.L.C. and the registrant
10.33(9)	Sixth Amendment to Lease, effective as of June 7, 2022 by and between Water Garden Company L.L.C. and the registrant
10.34(17)	Station Affiliation Agreement, dated as of October 2, 2017, by and between Entravision Communications Corporation, The Univision Network Limited Partnership and UniMás Network
10.35(18)	Master Network Affiliation Agreement, dated as of August 14, 2002, by and between Entravision Communications Corporation and Univision Network Limited Partnership
10.36(19)	Amendment, effective as of October 1, 2011, to Master Network Affiliation Agreement, dated as of August 14, 2002, by and between Entravision Communications Corporation and Univision Network Limited Partnership
10.37(18)	Master Network Affiliation Agreement, dated as of March 17, 2004, by and between Entravision Communications Corporation and TeleFutura
10.38(19)	Amendment, effective as of October 1, 2011, to Master Network Affiliation Agreement, dated as of March 17, 2004, by and between Entravision Communications Corporation and TeleFutura
10.39(21)	Amendment and Restatement Agreement, dated as of March 30, 2023, by and among Entravision Communications Corporation, as the Borrower, Bank of America, N.A., as Administrative Agent, and the other financial institutions party thereto as Lenders
10.40(22)	Equity Purchase Agreement by and among Entravision Digital Holdings, LLC, Entravision Communications Corporation (solely for purposes of Section 6.2) and IMS Internet Media Services, Inc.
10.41(22)	Assignment, Assumption and Release Agreement by and among Entravision Digital Holdings, LLC, Entravision Communications Corporation, IMS Internet Media Services, Inc. and the MediaDonuts seller parties thereto

10.42(23)	Share Purchase Agreement by and among Entravision Communications Corporation, the buying stockholder parties thereto, and Adsmurai, S.L.
21.1*	Subsidiaries of the registrant
23.1*	Consent of Deloitte & Touche LLP
24.1*	Power of Attorney (included after signatures hereto)
31.1*	Certification by the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 and Rules 13a-14 and 15d-14 under the Securities Exchange Act of 1934
31.2*	Certification by the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 and Rules 13a-14 and 15d-14 under the Securities Exchange Act of 1934
32*	Certification of Periodic Financial Report by the Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97(3)†	Compensation Recovery Policy
101.INS*	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because XBRL tags are embedded within the Inline XBRL document.
101.SCH*	Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Documents
104	Cover Page Interactive Data File (formatted as Inline XBRL with applicable taxonomy extension information contained in Exhibits 101)

---

* Filed herewith.

† Management contract or compensatory plan, contract or arrangement.

(1) Incorporated by reference from our Registration Statement on Form S-8, No. 333-280534, filed with the SEC on June 27, 2024.

(2) Incorporated by reference from our Current Report on Form 8-K, filed with the SEC on April 19, 2024.

(3) Incorporated by reference from our Annual Report on Form 10-K for the year ended December 31, 2023, filed with the SEC on March 14, 2024.

(4) Incorporated by reference from our Registration Statement on Form S-1, No. 333-35336, filed with the SEC on April 21, 2000, as amended by Amendment No. 1 thereto, filed with the SEC on June 14, 2000, Amendment No. 2 thereto, filed with the SEC on July 10, 2000, Amendment No. 3 thereto, filed with the SEC on July 11, 2000 and Amendment No. 4 thereto, filed with the SEC on July 26, 2000.

(5) Incorporated by reference from our Current Report on Form 8-K, filed with the SEC on June 5, 2024.

(6) Incorporated by reference from our Current Report on Form 8-K, filed with the SEC on June 20, 2023.

(7) Incorporated by reference from our Quarterly Report on Form 10-Q for the quarter ended June 30, 2004, filed with the SEC on August 8, 2024.

(8) Incorporated by reference from our Current Report on Form 8-K, filed with the SEC on May 17, 2023.

(9) Incorporated by reference from our Annual Report on Form 10-K for the year ended December 31, 2022, filed with the SEC on March 16, 2023.

(10) Incorporated by reference from our Current Report on Form 8-K, filed with the SEC on May 5, 2023.

(11) Incorporated by reference from our Quarterly Report on Form 10-Q for the quarter ended September 30, 2005, filed with the SEC on November 9, 2005.

(12) Incorporated by reference from our Annual Report on Form 10-K for the year ended December 31, 2000, filed with the SEC on March 28, 2001.

(13) Incorporated by reference from our Annual Report on Form 10-K for the year ended December 31, 2005, filed with the SEC on March 16, 2006.

(14) Incorporated by reference from our Current Report on Form 8-K, filed with the SEC on March 25, 2011.

(15) Incorporated by reference from our Current Report on Form 8-K, filed with the SEC on January 26, 2021.

(16) Incorporation by reference from our Registration Statement on Form S-8, No. 333-258366, filed with the SEC on August 2, 2021.

(17) Incorporated by reference from our Current Report on Form 8-K, filed with the SEC on October 5, 2017.

(18) Incorporated by reference from our Quarterly Report on Form 10-Q for the quarter ended March 31, 2004, filed with the SEC on May 10, 2004.

(19) Incorporated by reference from our Quarterly Report on Form 10-Q for the quarter ended March 31, 2004, filed with the SEC on May 10, 2004.

(20) Incorporated by reference from our Current Report on Form 8-K, filed with the SEC on January 5, 2012.

(21) Incorporated by reference from our Quarterly Report on Form 10-Q, filed with the SEC on August 4, 2023.

(22) Incorporated by reference from our Current Report on Form 8-K, filed with the SEC on June 14, 2024.
(23) Incorporated by reference from our Current Report on Form 8-K, filed with the SEC on May 7, 2024.

(c) *Financial Statement Schedules:*

Not applicable.

ITEM 16.   FORM 10-K SUMMARY

None.

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


ENTRAVISION COMMUNICATIONS CORPORATION

By: /s/ MICHAEL J. CHRISTENSON
Michael J. Christenson
Chief Executive Officer


Date: March 6, 2025

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints, jointly and severally, Michael J. Christenson and Mark Boelke, and each of them, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934 this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ MICHAEL J. CHRISTENSON **Michael J. Christenson**	Chief Executive Officer (principal executive officer) and Director	March 6, 2025
/s/ MARK BOELKE **Mark Boelke**	Treasurer and Chief Financial Officer (principal financial officer)	March 6, 2025
/s/ BILL MCNALLY **Bill McNally**	Chief Accounting Officer and Corporate Controller (principal accounting officer)	March 6, 2025
/s/ BRAD BENDER **Brad Bender**	Director	March 6, 2025
/s/ MARTHA ELENA DIAZ **Martha Elena Diaz**	Director	March 6, 2025
/s/ THOMAS STRICKLER **Thomas Strickler**	Director	March 6, 2025
/s/ LARA SWEET **Lara Sweet**	Director	March 6, 2025
/s/ GILBERT R. VASQUEZ **Gilbert R. Vasquez**	Director	March 6, 2025
/s/ FEHMI ZEKO **Fehmi Zeko**	Director	March 6, 2025
/s/ PAUL A. ZEVNIK **Paul A. Zevnik**	Director and Chair	March 6, 2025

[THIS PAGE INTENTIONALLY LEFT BLANK]

ENTRAVISION COMMUNICATIONS CORPORATION

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

	Page
Report of Independent Registered Public Accounting Firm (PCAOB ID#34)	F-2
Consolidated Balance Sheets – December 31, 2024 and 2023	F-4
Consolidated Statements of Operations – Years ended December 31, 2024, 2023 and 2022	F-5
Consolidated Statements of Comprehensive Income (loss) – Years ended December 31, 2024, 2023 and 2022	F-6
Consolidated Statements of Stockholders' Equity – Years ended December 31, 2024, 2023 and 2022	F-7
Consolidated Statements of Cash Flows – Years ended December 31, 2024, 2023 and 2022	F-8
Notes to Consolidated Financial Statements	F-9
Schedule II – Consolidated Valuation and Qualifying Accounts	F-41

Report of Independent Registered Public Accounting Firm

To the stockholders and the Board of Directors of Entravision Communications Corporation

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Entravision Communications Corporation and subsidiaries (the "Company") as of December 31, 2024 and 2023, the related consolidated statements of operations, comprehensive income (loss), stockholders'equity, and cash flows, for each of the three years in the period ended December 31, 2024, and the related notes and the schedule listed in the Index at Item 15 (collectively referred to as the "financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by COSO.

Basis for Opinions

The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying *Management's Report on Internal Control Over Financial Reporting*. Our responsibility is to express an opinion on these financial statements and an opinion on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the financial statements included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to an account or disclosure that is material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Goodwill Impairment – Refer to Notes 2 and 6 to the financial statements

Critical Audit Matter Description

The Company tests its goodwill for impairment annually or more frequently if an event or certain change in circumstances indicate the fair value of each of its reporting units is less than their respective carrying amounts. If it is deemed more likely than not that the fair value of a reporting unit is less than the carrying value based on this initial assessment, the next step is a quantitative comparison of the fair value of the reporting unit to its carrying amount. When the Company performs a quantitative analysis, the Company estimates the fair value of its reporting units using a combination of a market approach and an income approach. The market approach estimates fair value by applying sales, earnings and cash flow multiples to each reporting unit's operating performance. The multiples are derived from comparable publicly-traded companies with similar operating and investment characteristics to the Company's reporting units. The market approach requires the Company to make a series of assumptions, including the selection of comparable companies, comparable transactions and transaction premiums. The income approach estimates fair value based on the Company's estimated future cash flows, discounted by an estimated weighted-average cost of capital. The income approach incorporates a series of assumptions including, but not limited to, discount rates, revenue projections and profit margin projections.

As described in Note 6 to the financial statements, the Company recognized a goodwill impairment charge of $35.4 million during the first quarter of 2024, due to a triggering event identified related to the then digital reporting unit, and an impairment charge of $43.3 million during the fourth quarter of 2024, as a result of its annual quantitative assessment of the fair value of the media reporting unit.

We identified goodwill impairment as a critical audit matter because the determination of fair value of the reporting unit involves significant assumptions made by management, including the revenue projections, profit margin projections, and discount rates. This required a high degree of auditor judgment and an increased extent of effort, including the need to involve our fair value specialists.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the goodwill impairment analysis included the following, among others:

- We tested the effectiveness of controls over management's goodwill impairment evaluation, including those over the determination of the fair value of each reporting unit such as controls related to management's revenue projections, and other valuation inputs (e.g. method, discount rate, long term growth rates).
- We evaluated the reasonableness of management's revenue projections and profit margin projections by comparing the projections to historical results, third-party industry forecasts, and internal communications to management and board of directors.

With the assistance of our fair value specialists, we:

- Evaluated the reasonableness of the valuation methodology, and the weighting applied to value indications from different valuation techniques.
- Tested the source information underlying the determination of the weighted average cost of capital rate and the mathematical accuracy of the calculation.

- Developed a range of independent estimates and compared those to the weighted average cost of capital rate selected by management.

/s/ DELOITTE & TOUCHE LLP

Los Angeles, California
March 6, 2025

We have served as the Company's auditor since 2022.

ENTRAVISION COMMUNICATIONS CORPORATION
CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share data)

	December 31, 2024	December 31, 2023
ASSETS		
Current assets		
Cash and cash equivalents	$ 95,914	$ 67,398
Marketable securities	4,694	13,172
Restricted cash	786	770
Trade receivables (including related parties of $3,556 and $10,051), net of allowance for doubtful accounts of $3,034 and $2,399	68,319	70,082
Assets held for sale	—	301
Prepaid expenses and other current assets (including related parties of $274 and $274)	16,587	16,863
Current assets of discontinued operations	—	217,269
Total current assets	186,300	385,855
Property and equipment, net of accumulated depreciation of $154,885 and $189,708	60,616	66,932
Intangible assets subject to amortization, net of accumulated amortization of $62,330 and $59,647 (including related parties of $1,857 and $2,785)	4,417	7,100
Intangible assets not subject to amortization	177,276	195,174
Goodwill	7,352	50,674
Deferred income taxes	2,650	265
Operating leases right of use asset	40,762	42,868
Other assets	7,905	21,223
Noncurrent assets of discontinued operations	—	95,855
Total assets	$ 487,278	$ 865,946
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Current maturities of long-term debt	$ -	$ 8,750
Accounts payable and accrued expenses (including related parties of $890 and $1,071)	53,882	47,776
Operating lease liabilities	7,744	6,748
Current liabilities of discontinued operations	—	208,779
Total current liabilities	61,626	272,053
Long-term debt, less current maturities, net of unamortized debt issuance costs of $792 and $1,116	186,958	197,884
Long-term operating lease liabilities	42,101	45,178
Other long-term liabilities	12,168	4,624
Deferred income taxes	38,405	46,849
Noncurrent liabilities of discontinued operations	—	33,072
Total liabilities	341,258	599,660
Commitments and contingencies (note 13)		
Redeemable noncontrolling interest - discontinued operations	—	43,758
Stockholders' equity		
Class A common stock, $0.0001 par value, 260,000,000 shares authorized; shares issued and outstanding at December 31, 2024 81,623,559 and December 31, 2023 80,150,506	8	8
Class U common stock, $0.0001 par value, 40,000,000 shares authorized; shares issued and outstanding at December 31, 2024 and 2023 9,352,729	1	1
Additional paid-in capital	815,532	743,246
Accumulated deficit	(668,720)	(519,812)
Accumulated other comprehensive income (loss)	(801)	(915)
Total stockholders' equity	146,020	222,528
Total liabilities, redeemable noncontrolling interest and equity	$ 487,278	$ 865,946

See Notes to Consolidated Financial Statements

ENTRAVISION COMMUNICATIONS CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except share and per share data)

		Year Ended December 31,				
		2024		**2023**		**2022**
Net revenue	$	364,948	$	297,043	$	323,990
Expenses:						
Cost of revenue		102,196		77,214		70,586
Direct operating expenses (including related parties of $8,618, $6,050, and $8,095) (including non-cash stock-based compensation of $4,853, $7,308, and $4,602)		136,262		113,231		109,320
Selling, general and administrative expenses		62,868		49,761		46,988
Corporate expenses (including non-cash stock-based compensation of $9,539, $14,216, and $14,340)		37,498		50,294		49,404
Depreciation and amortization (including related parties of $928, $928, and $928)		16,821		16,392		15,647
Change in fair value of contingent consideration		(629)		821		(1,800)
Impairment charge		61,220		13,267		1,600
Foreign currency (gain) loss		692		1,950		1,244
Other operating (gain) loss		—		609		423
		416,928		323,539		293,412
Operating income (loss)		(51,980)		(26,496)		30,578
Interest expense		(16,472)		(16,833)		(10,536)
Interest income		2,458		3,405		2,740
Dividend income		10		35		20
Gain (loss) on debt extinguishment		(91)		(1,556)		—
Realized gain (loss) on marketable securities		(110)		(93)		(532)
Income (loss) before income taxes		(66,185)		(41,538)		22,270
Income tax (expense) benefit		(4,105)		8,392		(8,871)
Net income (loss) from continuing operations		(70,290)		(33,146)		13,399
Net income (loss) from discontinued operations, net of tax		(78,618)		17,709		4,720
Net income (loss) attributable to common stockholders	$	(148,908)	$	(15,437)	$	18,119
Basic and diluted earnings (loss) per share:						
Net income (loss) per share attributable to common stockholders, basic	$	(1.66)	$	(0.18)	$	0.21
Net income (loss) per share attributable to common stockholders, diluted	$	(1.66)	$	(0.18)	$	0.21
Cash dividends declared per common share, basic and diluted	$	0.20	$	0.20	$	0.10
Weighted average common shares outstanding, basic		89,876,538		87,901,938		85,391,163
Weighted average common shares outstanding, diluted		89,876,538		87,901,938		87,769,762

See Notes to Consolidated Financial Statements

ENTRAVISION COMMUNICATIONS CORPORATION
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(In thousands)

	Year Ended December 31,		
	2024	**2023**	**2022**
Net income (loss)	$ (148,908)	$ (15,437)	$ 18,119
Other comprehensive income (loss), net of tax:			
Change in foreign currency translation	8	88	(45)
Change in fair value of marketable securities	106	507	(488)
Total other comprehensive income (loss)	114	595	(533)
Comprehensive income (loss) attributable to common stockholders	$ (148,794)	$ (14,842)	$ 17,586

See Notes to Consolidated Financial Statements

ENTRAVISION COMMUNICATIONS CORPORATION
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(In thousands, except share data)

	Number of Common Shares				Common Stock			Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Noncontrolling Interest	Total
	Class A	Class B	Class U	Treasury Stock	Class A	Class B	Class U					
Balance, January 1, 2022	63,116,896	14,127,613	9,352,729	—	$ 6	$ 2	$ 1	$ 780,388	$ (522,494)	$ (977)	$ -	$ 256,926
Issuance of common stock upon exercise of stock options or awards of restricted stock units	66,000	—	—	—	—	—	—	219	—	—	—	219
Tax payments related to shares withheld for share-based compensation plans	2,615,319	—	—	—	—	—	—	(4,524)	—	—	—	(4,524)
Stock-based compensation expense	—	—	—	—	—	—	—	20,034	—	—	—	20,034
Class B common stock exchanged for Class A common stock	14,127,613	(14,127,613)	—	—	2	(2)	—	—	—	—	—	—
Repurchase of Class A common stock	(1,753,001)	—	—	1,753,001	—	—	—	(11,280)	—	—	—	(11,280)
Retirement of treasury stock	—	—	—	(1,753,001)	—	—	—	—	—	—	—	—
Dividends paid	—	—	—	—	—	—	—	(8,539)	—	—	—	(8,539)
Change in fair value of marketable securities	—	—	—	—	—	—	—	—	—	(899)	—	(899)
Foreign currency translation gain (loss)	—	—	—	—	—	—	—	—	—	(45)	—	(45)
OCI release due to realized gain (loss) on marketable securities	—	—	—	—	—	—	—	—	—	411	—	411
Acquisition of noncontrolling interest	—	—	—	—	—	—	—	—	—	—	12,897	12,897
Net income (loss) attributable to common stockholders	—	—	—	—	—	—	—	—	18,119	—	2,050	20,169
Balance, December 31, 2022	78,172,827	—	9,352,729	—	8	—	1	776,298	(504,375)	(1,510)	14,947	285,369
Issuance of common stock upon exercise of stock options or awards of restricted stock units	1,958,490	—	—	—	—	—	—	554	—	—	—	554
Tax payments related to shares withheld for share-based compensation plans	19,189	—	—	—	—	—	—	(4,057)	—	—	—	(4,057)
Stock-based compensation expense	—	—	—	—	—	—	—	23,698	—	—	—	23,698
Dividends paid	—	—	—	—	—	—	—	(17,588)	—	—	—	(17,588)
Dividends equivalents payable	—	—	—	—	—	—	—	(933)	—	—	—	(933)
Change in fair value of marketable securities	—	—	—	—	—	—	—	—	—	436	—	436
Foreign currency translation gain (loss)	—	—	—	—	—	—	—	—	—	88	—	88
OCI release due to realized gain (loss) on marketable securities	—	—	—	—	—	—	—	—	—	71	—	71
Acquisition of noncontrolling interest	—	—	—	—	—	—	—	(751)	—	—	(624)	(1,375)
Distributions to noncontrolling interest	—	—	—	—	—	—	—	—	—	—	(4,356)	(4,356)
Accounting for Adsmurai transaction	—	—	—	—	—	—	—	(33,975)	—	—	(9,625)	(43,600)
Net income (loss) attributable to common stockholders	—	—	—	—	—	—	—	—	(15,437)	—	(342)	(15,779)
Balance, December 31, 2023	80,150,506	—	9,352,729	—	8	—	1	743,246	(519,812)	(915)	—	222,528
Issuance of common stock upon exercise of stock options or awards of restricted stock units	1,473,053	—	—	—	—	—	—	—	—	—	—	—
Tax payments related to shares withheld for share-based compensation plans	—	—	—	—	—	—	—	(2,564)	—	—	—	(2,564)
Stock-based compensation expense	—	—	—	—	—	—	—	13,848	—	—	—	13,848
Dividends paid	—	—	—	—	—	—	—	(17,975)	—	—	—	(17,975)
Dividends equivalents payable	—	—	—	—	—	—	—	(927)	—	—	—	(927)
Change in fair value of marketable securities	—	—	—	—	—	—	—	—	—	25	—	25
Foreign currency translation gain (loss)	—	—	—	—	—	—	—	—	—	8	—	8
OCI release due to realized gain (loss) on marketable securities	—	—	—	—	—	—	—	—	—	81	—	81
Accounting for discontinued operations	—	—	—	—	—	—	—	79,904	—	—	—	79,904
Net income (loss) attributable to common stockholders	—	—	—	—	—	—	—	—	(148,908)	—	—	(148,908)
Balance, December 31, 2024	81,623,559	—	9,352,729	—	$ 8	$ -	$ 1	$ 815,532	$ (668,720)	$ (801)	$ -	$ 146,020

See Notes to Consolidated Financial Statements

ENTRAVISION COMMUNICATIONS CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended December 31,		
	2024	2023	2022
Cash flows from operating activities:			
Net income (loss)	$ (148,908)	$ (15,437)	$ 18,119
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	20,779	28,007	25,697
Impairment charge	110,658	13,267	1,600
Deferred income taxes	(10,281)	(10,965)	(3,708)
Non-cash interest	284	355	1,314
Amortization of syndication contracts	450	471	468
Payments on syndication contracts	(451)	(480)	(470)
Non-cash stock-based compensation	13,848	23,698	20,034
(Gain) loss on marketable securities	110	93	532
(Gain) loss on disposal of property and equipment	277	737	(636)
Loss (gain) on the sale of businesses	45,187	—	—
(Gain) loss on debt extinguishment	91	1,556	—
Change in fair value of contingent consideration	(13,198)	(2,539)	14,210
Net income (loss) attributable to redeemable noncontrolling interest - discontinued operations	(2,779)	158	—
Net income (loss) attributable to noncontrolling interest - discontinued operations	—	(342)	2,050
Changes in assets and liabilities, net of businesses acquired and disposed of:			
(Increase) decrease in trade receivables, net	10,092	(9,247)	(9,687)
(Increase) decrease in prepaid expenses and other current assets, operating leases right of use asset and other assets	9,878	7,826	2,017
Increase (decrease) in accounts payable, accrued expenses and other liabilities	38,668	38,038	7,377
Net cash provided by operating activities	74,705	75,196	78,917
Cash flows from investing activities:			
Proceeds from sale of assets/business, net of cash divested	(40,481)	258	2,708
Purchases of property and equipment	(8,463)	(27,327)	(11,468)
Purchase of businesses, net of cash acquired	—	(6,930)	—
Investment in variable interest entities, net of cash consolidated	—	—	(5,164)
Purchases of marketable securities	(2,303)	(11,355)	(106,382)
Proceeds from sale of marketable securities	10,789	43,335	59,814
Proceeds from loan receivable	13,636	—	—
Purchases of investments	—	(300)	—
Issuance of loan receivable	—	(13,636)	—
Net cash provided by (used in) investing activities	(26,822)	(15,955)	(60,492)
Cash flows from financing activities:			
Proceeds from stock option exercises	—	554	219
Tax payments related to shares withheld for share-based compensation plans	(2,564)	(4,057)	(4,524)
Payments on debt	(20,275)	(215,745)	(3,252)
Dividends paid	(17,975)	(17,588)	(8,539)
Distributions to noncontrolling interest	(1,078)	(3,380)	—
Repurchase of Class A common stock	—	—	(11,280)
Payment of contingent consideration	(15,650)	(35,113)	(65,340)
Principal payments under finance lease obligation	(148)	(152)	(105)
Proceeds from borrowings on debt	—	213,087	—
Payments for debt issuance costs	—	(1,777)	—
Net cash used in financing activities	(57,690)	(64,171)	(92,821)
Effect of exchange rates on cash, cash equivalents and restricted cash	(2)	(5)	(3)
Net increase (decrease) in cash, cash equivalents and restricted cash	(9,809)	(4,935)	(74,399)
Cash, cash equivalents and restricted cash:			
Beginning	106,509	111,444	185,843
Ending	$ 96,700	$ 106,509	$ 111,444
Supplemental disclosures of cash flow information:			
Cash payments for:			
Interest	$ 16,407	$ 16,936	$ 9,562
Income taxes	$ 9,413	$ 13,100	$ 16,921
Supplemental disclosures of non-cash investing and financing activities:			
Capital expenditures financed through accounts payable, accrued expenses and other liabilities	$ 1,096	$ 1,987	$ 2,109
Fair value of contingent consideration related to acquisitions and purchase of noncontrolling interest	$ —	$ 1,854	$ —
Fair value of put and call option	$ —	$ 43,600	$ —
Dividends equivalents payable	$ 1,287	$ 783	$ —

See Notes to Consolidated Financial Statements

ENTRAVISION COMMUNICATIONS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. NATURE OF BUSINESS

Nature of Business

The Company owns and operates one of the largest groups of Spanish language television and radio stations in the United States. Its mission is to serve its Latino audience as a trusted provider of useful news, information and entertainment and to serve its advertisers by providing multi-channel marketing capabilities to engage its audience.

The Company also owns and operates a smaller group of television stations that broadcast English language programming and has operations that provide programmatic advertising technology and services. The Company has organized its operations into two reportable segments. Its media segment includes its television, radio and digital marketing operations. Its advertising and technology services segment provides programmatic advertising and technology services through Smadex, its demand-side programmatic advertising purchasing platform, and Adwake, its performance-based media advertising agency.

In 2024 the Company discontinued and divested a significant portion of its operations, which largely consisted of a collection of acquisitions that had been completed prior to 2024.

For more information and an overview of the Company's business, please refer to Part I, Item 1.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation and Presentation

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Certain amounts in the Company's prior year period consolidated financial statements and notes to the financial statements have been reclassified to conform to current period presentation, including presentation of discontinued operations and reportable segments as further discussed below and in Notes 4 and 19.

Discontinued Operations and Assets Held for Sale

On March 4, 2024, the Company received a communication from Meta Platforms, Inc. ("Meta") that it intended to wind down its Authorized Sales Partners ("ASP") program globally and end its relationship with all of its ASPs, including the Company, by July 1, 2024. For the fiscal year ended December 31, 2023 ASP revenue from Meta represented approximately 53% of the Company's consolidated revenue.

As a result of this communication from Meta, the Company conducted a thorough review of its digital strategy, operations and cost structure, and during the second quarter of 2024 made the decision to dispose of the operations of its EGP business. Following this decision, during the second quarter of 2024, the Company entered into a definitive agreement to sell substantially all of its EGP business to IMS Internet Media Services, Inc. ("IMS"). The transaction was completed on June 28, 2024. The remaining parts of the Company's EGP business, Jack of Digital ("Jack of Digital") and Adsmurai, S.L. ("Adsmurai"), were each sold back to their respective founders in separate transactions during the second quarter of 2024. See Note 4 for additional details.

A business or asset is classified as held for sale when management having the authority to approve the action commits to a plan to sell the business, the sale is probable to occur during the next 12 months at a price that is reasonable in relation to its current fair value, and when certain other criteria are met. A business or asset classified as held for sale is recorded at the lower of (i) its carrying amount and (ii) estimated fair value less costs to sell. When the carrying amount of the business exceeds its estimated fair value less costs to sell, a loss is recognized and updated each reporting period as appropriate. Depreciation is not recorded on assets classified as held for sale.

The results of operations of a business classified as held for sale are reported as discontinued operations if the disposal represents a strategic shift that will have a major effect on the entity's operations and financial results. When a business is identified for discontinued operations reporting: (i) results for prior periods are retrospectively reclassified as discontinued operations; (ii) results of operations are reported in a single line, net of tax, in the consolidated statement of operations; and (iii) assets and liabilities are reported as held for sale in the consolidated balance sheets in the period in which the business is classified as held for sale.

The Company concluded that the assets of its EGP business met the criteria for classification as held for sale. Additionally, the Company determined that the disposal, which was initiated and completed during the second quarter of 2024, represented a strategic shift that had a major effect on the Company's operations and financial results. As such, the results of the Company's former EGP business are presented as discontinued operations in the Consolidated Statements of Operations for all periods presented. Prior periods have been adjusted to conform to the current presentation. The assets of the Company's former EGP business have been reflected as assets and liabilities of discontinued operations in the Consolidated Balance Sheet as of December 31, 2023.

Liquidity

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. Management has evaluated whether there are any conditions and events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern over the next twelve months from the issuance of the accompanying consolidated financial statements.

The 2023 Credit Agreement contains various financial covenants (see Note 10). Compliance with these financial covenants is measured quarterly and the Company's failure to meet the covenant requirements would constitute an event of default. In such event, if the Company is unable to obtain the necessary waivers or amendments, all outstanding borrowings, together with accrued and unpaid interest and other amounts payable thereunder, would become immediately due and payable. Additionally, the lenders would have the right to proceed against the collateral granted to them to secure that debt, which includes substantially all of the Company's assets.

As a result of the sale of the EGP business, the Company's consolidated EBITDA (as defined in the 2023 Credit Agreement) has been significantly reduced and, in response, the Company has taken action to reduce certain expenses to mitigate this fact. The Company also has $100.6 million of cash and marketable securities as of December 31, 2024, and projects that it can prepay debt as necessary to remain in compliance with its financial covenants.

As of December 31, 2024, the Company was in compliance with the financial covenants in the 2023 Credit Agreement (see Note 10). Based on the Company's current financial projections and ability to prepay its debt, management believes that the Company will maintain compliance with its financial covenants. Given the inherent uncertainty in financial projections the Company has identified additional controllable cost reduction actions that can be taken, if necessary, to maintain sufficient liquidity to fund its business activities and to maintain compliance with its debt covenants.

Management further believes that the Company's existing cash and projected operating cash flows are adequate to meet its operating needs, liabilities and commitments over the next twelve months from the issuance of the accompanying consolidated financial statements.

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

The Company's operations are affected by numerous factors, including changes in audience acceptance (i.e. ratings), priorities of advertisers, new laws and governmental regulations, and policies and technological advances. The Company cannot predict if any of these factors might have a significant impact on the television, radio, or digital advertising industries in the future, nor can it predict what impact, if any, the occurrence of these or other events might have on the Company's operations and cash flows. Significant estimates and assumptions made by management are used for, but not limited to, the allowance for doubtful accounts, stock-based compensation, the estimated useful lives of long-lived and intangible assets, the recoverability of such assets by their estimated future undiscounted cash flows, the fair value of reporting units and indefinite life intangible assets, fair value of contingent consideration, disclosure of the fair value of debt, deferred income taxes and the purchase price allocations used in the Company's acquisitions.

Cash and Cash Equivalents

The Company considers all short-term, highly liquid debt instruments purchased with original maturities of three months or less to be cash equivalents. Cash and cash equivalents consist of funds held in general checking accounts, money market accounts and commercial paper. Cash and cash equivalents are stated at cost plus accrued interest, which approximates fair value. The Company had $11.1 million and $8.8 million in cash and cash equivalents held outside the United States as of December 31, 2024 and 2023, respectively.

Restricted Cash

As of December 31, 2024 and 2023, the Company's balance sheet includes $0.8 million in restricted cash as temporary collateral for the Company's letters of credit.

The Company's cash and cash equivalents and restricted cash, as presented in the Consolidated Statements of Cash Flows, was as follows (in thousands):

		As of December 31,				
		2024		**2023**		**2022**
Cash and cash equivalents	$	95,914	$	67,398	$	80,348
Cash and cash equivalents - discontinued operations		—		38,341	$	30,343
Restricted cash		786		770		753
Total as presented in the Consolidated Statements of Cash Flows	$	96,700	$	106,509	$	111,444

Investments

The Company's available for sale debt securities totaled $4.7 million as of December 31, 2024, and were comprised of corporate bonds and notes, which were recorded at their fair market value within "Marketable securities" in the consolidated balance sheet (see Note 11). The majority of the carrying value of the corporate bonds and notes held by the Company are investment grade.

Long-lived Assets, Other Assets and Intangibles Subject to Amortization

Property and equipment are recorded at cost. Depreciation and amortization are provided using the straight-line method over their estimated useful lives (see Note 7). The Company periodically evaluates assets to be held and used and long-lived assets held for sale when events and circumstances warrant such review.

Syndication contracts are recorded at cost within "Other assets" in the consolidated balance sheets. Syndication amortization is provided using the straight-line method over their estimated useful lives.

Intangible assets subject to amortization are amortized on a straight-line method over their estimated useful lives (see Note 5). Deferred debt issuance costs are amortized over the life of the related indebtedness using the effective interest method.

Changes in circumstances, such as the passage of new laws or changes in regulations, technological advances or changes to the Company's business strategy, could result in the actual useful lives differing from initial estimates. Factors such as changes in the planned use of equipment, customer attrition, contractual amendments or mandated regulatory requirements could result in shortened useful lives. In those cases where the Company determines that the useful life of a long-lived asset should be revised, the Company will amortize or depreciate the net book value in excess of the estimated residual value over its revised remaining useful life.

Long-lived assets and asset groups are evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. The estimated future cash flows are based upon, among other things, assumptions about expected future operating performance, and may differ from actual cash flows. Long-lived assets evaluated for impairment are grouped with other assets to the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of assets and liabilities. If the sum of the projected undiscounted cash flows (excluding interest) is less than the carrying value of the assets, the assets will be written down to the estimated fair value in the period in which the determination is made.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the net tangible and identifiable intangible assets acquired in each business combination. The Company tests its goodwill for impairment annually on October 1, or more frequently if certain events or certain changes in circumstances indicate it may be impaired.

In testing the goodwill of its reporting units for impairment, the Company first determines, based on a qualitative assessment, whether it is more likely than not that the fair value of each of its reporting units is less than their respective carrying amounts. The Company has determined that each of its operating segments is a reporting unit.

If it is deemed more likely than not that the fair value of a reporting unit is less than the carrying value based on this initial assessment, the next step is a quantitative comparison of the fair value of the reporting unit to its carrying amount. If a reporting unit's estimated fair value is equal to or greater than that reporting unit's carrying value, no impairment of goodwill exists and the testing is complete. If the reporting unit's carrying amount is greater than the estimated fair value, then an impairment loss is recorded for the amount of the difference.

When a quantitative analysis is performed, the estimated fair value of the reporting unit is determined by using a combination of a market approach and an income approach. The market approach estimates fair value by applying sales, earnings and cash flow multiples to each reporting unit's operating performance. The multiples are derived from comparable publicly-traded companies with similar operating and investment characteristics to the Company's reporting units. The market approach requires the Company to make a series of assumptions, such as selecting comparable companies and comparable transactions and transaction premiums. In recent years, there has been a decrease in the number of comparable transactions, which makes the market approach of comparable transactions and transaction premiums more difficult to estimate than in previous years.

The income approach estimates fair value based on the Company's estimated future cash flows of each reporting unit, discounted by an estimated weighted-average cost of capital that reflects current market conditions, which reflect the overall level of inherent risk of that reporting unit. The income approach also requires the Company to make a series of assumptions, such as discount rates, revenue projections, profit margin projections and terminal value multiples. The Company estimated discount rates on a blended rate of return considering both debt and equity for comparable publicly-traded companies in the television, radio and digital media industries. These comparable publicly-traded companies have similar size, operating characteristics and/or financial profiles to the

Company. The Company also estimated the terminal value multiple based on comparable publicly-traded companies. The Company estimated revenue projections and profit margin projections based on internal forecasts about future performance.

Indefinite Life Intangible Assets

The Company believes that its broadcast licenses are indefinite life intangible assets. An intangible asset is determined to have an indefinite useful life when there are no legal, regulatory, contractual, competitive, economic or any other significant factors that may limit the period over which the asset is expected to contribute directly or indirectly to future cash flows. The evaluation of impairment for indefinite life intangible assets is performed by a comparison of the asset's carrying value to the asset's fair value. The Company tests its indefinite-lived intangible assets for impairment annually on October 1, or more frequently if certain events or certain changes in circumstances indicate they may be impaired. When the carrying value exceeds fair value, an impairment charge is recorded for the amount of the difference. The unit of accounting used to test broadcast licenses represents all licenses owned and operated within an individual market cluster, because such licenses are used together, are complementary to each other and are representative of the best use of those assets. The Company's individual market clusters consist of cities or nearby cities. The Company tests its broadcasting licenses for impairment based on certain assumptions about these market clusters.

The estimated fair value of indefinite life intangible assets is determined by using an income approach. The income approach estimates fair value based on the estimated future cash flows of each market cluster that a hypothetical buyer would expect to generate, discounted by an estimated weighted-average cost of capital that reflects current market conditions, which reflect the overall level of inherent risk. The income approach requires the Company to make a series of assumptions, such as discount rates, revenue projections, profit margin projections and terminal values. The Company estimates the discount rates on a blended rate of return considering both debt and equity for comparable publicly-traded companies. These comparable publicly-traded companies have similar size, operating characteristics and/or financial profiles to the Company. The Company also estimated the terminal value multiple based on comparable publicly-traded companies in the television, radio and digital media industries. The Company estimated the revenue projections and profit margin projections based on various market clusters signal coverage of the markets and industry information for an average station within a given market. The information for each market cluster includes such things as estimated market share, estimated capital start-up costs, population, household income, retail sales and other expenditures that would influence advertising expenditures. Alternatively, some stations under evaluation have had limited relevant cash flow history due to planned or actual conversion of format or upgrade of station signal. The assumptions the Company makes about cash flows after conversion are based on the performance of similar stations in similar markets and potential proceeds from the sale of the assets.

Concentrations of Credit Risk and Trade Receivables

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents and trade accounts receivable. From time to time, the Company has had, and may have, bank deposits in excess of Federal Deposit Insurance Corporation insurance limits. As of December 31, 2024, the majority of all U.S. deposits are maintained in two financial institutions. The Company has not experienced any losses in such accounts and believes that it is not currently exposed to significant credit risk on cash and cash equivalents. In addition, to the Company's knowledge, all or substantially all of the bank deposits held in banks outside the United States are not insured.

The Company's credit risk is spread across a large number of customers located primarily in the United States and Europe, thereby spreading the trade receivable credit risk. The Company routinely assesses the financial strength of its customers and, as a consequence, believes that it is managing its trade receivable credit risk effectively. Trade receivables are carried at original invoice amount less an estimate made for doubtful receivables based on a review of all outstanding amounts on a monthly basis. An allowance for doubtful accounts is provided for known and anticipated credit losses, as determined by management in the course of regularly evaluating individual customer receivables. This evaluation takes into consideration a customer's financial condition and credit history, as well as current economic conditions. Trade receivables are written off when deemed uncollectible. Recoveries of trade receivables previously written off are recorded when received. No interest is charged on customer accounts.

No single advertiser represents more than 5% of the total trade receivables as of December 31, 2024 and 2023.

No single advertiser represented more than 5% of the Company's total revenue for the years ended December 31, 2024, 2023 and 2022.

Allowance for Doubtful Accounts

Our accounts receivable consist of a homogeneous pool of relatively small dollar amounts from a large number of customers. We evaluate the collectability of our trade accounts receivable based on a number of factors. When we are aware of a specific customer's inability to meet its financial obligations to us, a specific reserve for bad debts is estimated and recorded which reduces the recognized receivable to the estimated amount we believe will ultimately be collected. In addition to specific customer identification of potential bad debts, bad debt charges are recorded based on our recent past loss history and an overall assessment of past due trade accounts receivable amounts outstanding.

Estimated losses for bad debts are provided for in the consolidated financial statements through a charge to expense that aggregated $1.3 million, $0.6 million and $0.8 million for the years ended December 31, 2024, 2023 and 2022, respectively. The net charge off of bad debts aggregated $0.5 million, $0.7 million and $1.1 million for the years ended December 31, 2024, 2023 and 2022, respectively.

Disclosures About Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

The carrying amount of cash and cash equivalents approximates fair value because of the short maturity of those instruments.

The carrying amount of the Term Loan A Facility as of December 31, 2024 approximated its fair value. The estimated fair value is based on quoted prices in markets where trading occurs infrequently.

The Company's available for sale debt securities are valued using quoted prices for similar attributes in active markets. Since these investments are classified as available for sale, they are recorded at their fair market value within "Marketable securities" in the consolidated balance sheets and their unrealized gains or losses are included in "Accumulated other comprehensive income (loss)".

The carrying values of receivables, payables and accrued expenses approximate fair value due to the short maturity of these instruments.

Off-Balance Sheet Financings and Liabilities

Other than legal contingencies incurred in the normal course of business and employment contracts for key employees (see Notes 13 and 18), the Company does not have any off-balance sheet financing arrangements or liabilities. The Company does not have any majority-owned subsidiaries or any interests in, or relationships with, any material variable-interest entities that are not included in the consolidated financial statements.

Income Taxes

Deferred income taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when it is determined to be more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

In evaluating the Company's ability to realize net deferred tax assets, the Company considers all reasonably available evidence including past operating results, tax strategies and forecasts of future taxable income. In considering these factors, the Company makes certain assumptions and judgments that are based on the plans and estimates used to manage the business.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon settlement. The Company recognizes interest and penalties related to uncertain tax positions in income tax expense.

Legal Costs

Amounts incurred for legal costs that pertain to loss contingencies are expensed as incurred.

Business Combinations

The Company applies the acquisition method of accounting for business combinations in accordance with U.S. GAAP and uses estimates and judgments to allocate the purchase price paid for acquisitions to the fair value of the assets, including identifiable intangible assets and liabilities acquired. Such estimates may be based on significant unobservable inputs and assumptions such as, but not limited to, revenue projections, gross margin projections, customer attrition rates, royalty rates, discount rates and terminal growth rate assumptions. The Company uses established valuation techniques and may engage reputable valuation specialists to assist with the valuations. The Company's estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates. Fair values are subject to refinement for up to one year after the closing date of an acquisition, as information relative to closing date fair values becomes available. Upon the conclusion of the measurement period, any subsequent adjustments are recorded to earnings.

Contingent Consideration

If business combinations or variable interest entities provide for contingent consideration, the Company records the contingent consideration at fair value at the acquisition date. The Company adjusts the contingent consideration liability at the end of each reporting period based on fair value inputs representing changes in forecasted revenue of the acquired entities and the probability of an adjustment to the purchase price. Key assumptions include risk-neutral expected growth rates based on the Company's assessments of expected growth in EBITDA, adjusted by appropriate factors capturing their correlation with the market and volatility, discounted at a cost of debt rate. Changes in the fair value of the contingent consideration after the acquisition date are included in earnings if the contingent consideration is recorded as a liability.

Revenue Recognition

Revenues are recognized when control of the promised services is transferred to the Company's customers, in an amount equal to the consideration the Company expects to be entitled to in exchange for those services.

Broadcast Advertising. Revenue related to the sale of advertising on the Company's television and radio stations is recognized at the time of broadcast. Revenue for contracts with advertising agencies is recorded at an amount that is net of the commission retained by the agency. Revenue from contracts directly with the advertisers is recorded as gross revenue and the related commission or national representation fee is recorded in operating expense.

Digital Advertising. Revenue related to digital advertising is recognized when display or other digital advertisements record impressions on the websites and mobile and Internet-connected television apps of media companies on whose digital platforms the advertisements are placed or as the advertiser's previously agreed-upon performance criteria are satisfied. The Company has concluded that it is the principal in the transaction and therefore recognizes revenue on a gross basis, because (i) the Company is responsible for fulfillment of the contract, including customer support, resolving customer complaints, and accepting responsibility for the quality or suitability of the product or service; (ii) the Company has pricing discretion over the transaction; and (iii) the Company carries inventory risk for all inventory purchased regardless of whether the Company is able to collect on a transaction.

Retransmission Consent. The Company generates revenue from retransmission consent agreements that are entered into with multichannel video programming distributors ("MVPDs"). The Company grants the MVPDs access to its television station signals so that they may rebroadcast the signals and charge their subscribers for this programming. Revenue is recognized as the television signal is delivered to the MVPD.

Spectrum Usage Rights. The Company generates revenue from agreements associated with its television stations' spectrum usage rights. Revenue is recognized in accordance with the contractual fees over the term of the agreement or when the Company has relinquished all or a portion of its spectrum usage rights for a station or have relinquished its rights to operate a station on the existing channel free from interference.

The Company does not disclose the value of unsatisfied performance obligations when (i) contracts have an original expected length of one year or less, which applies to essentially all of the Company's advertising contracts, and (ii) variable consideration is a sales-based or usage-based royalty promised in exchange for a license of intellectual property, which applies to retransmission consent revenue.

The Company expenses contract acquisition costs, such as sales commissions generated either by internal direct sales employees or through third party advertising agency intermediaries, when incurred because the amortization period is one year or less. These costs are recorded within direct operating expenses.

The Company records deferred revenues within Accounts payable and accrued expenses in the Consolidated Balance Sheets, when cash payments are received or due in advance of its performance, including amounts which are refundable. The change in the deferred revenue balance is primarily driven by cash payments received or due in advance of satisfying the Company's performance obligations, offset by revenues recognized that were included in the deferred revenue balance in the prior period.

The Company's payment terms vary by the type and location of customer and the products or services offered. The term between invoicing and when payment is due is typically 30 days. For certain individual customers and customer types, the Company generally requires payment before the services are delivered to the customer.

Cost of Revenue

Cost of revenue consists of the costs of online media acquired from third-parties.

Direct operating expenses

Direct operating expenses consist primarily of salaries and commissions of sales staff, amounts paid to national representation firms, production and programming expenses, fees for ratings services, and engineering costs.

Corporate expenses

Corporate expenses consist primarily of salaries related to corporate officers and back-office functions, third party legal and accounting services, and fees incurred as a result of being a publicly traded company.

Stock-Based Compensation

The Company recognizes stock-based compensation according to the provisions of ASC 718, "Stock Compensation", which requires the measurement and recognition of compensation expense for all stock-based awards made to employees and directors including employee stock options, restricted stock awards, restricted stock units ("RSUs"), and performance stock units ("PSUs") based on estimated fair values.

The Company granted RSUs during each of the years ended December 31, 2024, 2023 and 2022. The estimated fair value of the RSUs granted is based on the Company's share price on the grant date. In addition, the Company granted PSUs during the years ended December 31, 2024 and 2023. The estimated fair value of the PSUs was estimated using a Monte Carlo simulation model that incorporates option-pricing inputs covering the period from the grant date through the end of the performance period.

Beginning with grants made in 2023, a dividend equivalent equal to the amount paid, if any, in respect of one share of the securities underlying the RSUs and PSUs begins accruing with respect to the RSUs and PSUs on the date of grant. Such accrued dividend equivalents are paid to the holder upon vesting of the RSUs and PSUs.

The Company did not grant any stock options during the years ended December 31, 2024, 2023 and 2022.

Earnings Per Share

The following table illustrates the reconciliation of the basic and diluted per share computations (in thousands, except share and per share data):

		Year Ended December 31, 2024	Year Ended December 31, 2023	Year Ended December 31, 2022
Numerator:				
Net income (loss) from continuing operations	$	(70,290) $	(33,146) $	13,399
Net income (loss) from discontinued operations		(78,618)	17,709	4,720
Net income (loss) attributable to common stockholders	$	(148,908) $	(15,437) $	18,119
Basic earnings (loss) per share:				
Denominator:				
Weighted average common shares outstanding, basic		89,876,538	87,901,938	85,391,163
Per share:				
Income (loss) per share from continuing operations	$	(0.78) $	(0.38) $	0.16
Income (loss) per share from discontinued operations		(0.88)	0.20	0.05
Net income (loss) per share attributable to common stockholders	$	(1.66) $	(0.18) $	0.21
Diluted earnings (loss) per share:				
Denominator:				
Weighted average common shares outstanding		89,876,538	87,901,938	85,391,163
Dilutive securities:				
Stock options		—	—	146,699
Restricted stock units		—	—	2,231,900
Diluted shares outstanding		89,876,538	87,901,938	87,769,762
Per share:				
Income (loss) per share from continuing operations	$	(0.78) $	(0.38) $	0.16
Income (loss) per share from discontinued operations		(0.88)	0.20	0.05
Net income (loss) per share attributable to common stockholders	$	(1.66) $	(0.18) $	0.21

Basic earnings per share is computed as net income divided by the weighted average number of shares outstanding for the period. Diluted earnings per share reflects the potential dilution, if any, that could occur from shares issuable through stock options, RSUs and PSUs.

For the year ended December 31, 2024, all dilutive securities have been excluded as their inclusion would have had an antidilutive effect on loss per share. The number of securities whose conversion would result in an incremental number of shares that would be included in determining the weighted average shares outstanding for diluted earnings per share if their effect was not antidilutive was 1,277,582 equivalent shares of dilutive securities for the year ended December 31, 2024.

For the year ended December 31, 2023, all dilutive securities have been excluded as their inclusion would have had an antidilutive effect on loss per share. The number of securities whose conversion would result in an incremental number of shares that would be included in determining the weighted average shares outstanding for diluted earnings per share if their effect was not antidilutive was 2,145,439 equivalent shares of dilutive securities for the year ended December 31, 2023.

For the year ended December 31, 2022, a total of 623,152 shares of dilutive securities were not included in the computation of diluted income per share because the exercise prices of the dilutive securities were greater than the average market price of the common shares.

Comprehensive Income (loss)

Comprehensive income (loss) encompasses all changes in equity other than those arising from transactions with stockholders, and consists of net income (loss), unrealized gains (losses) on investments and foreign currency translation adjustments.

Recently Issued Accounting Pronouncements

In December 2023, the Financial Accounting Standards Board (the "FASB") issued Accounting Standard Update ("ASU") 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*, which focuses on the rate reconciliation and income taxes paid. ASU No. 2023-09 requires a public business entity ("PBE") to disclose, on an annual basis, a tabular rate reconciliation using both percentages and currency amounts, broken out into specified categories with certain reconciling items further broken out by nature and jurisdiction to the extent those items exceed a specified threshold. In addition, all entities are required to disclose income taxes paid, net of refunds received disaggregated by federal, state/local, and foreign and by jurisdiction if the amount is at least 5% of total income tax payments, net of refunds received. For PBEs, the new standard is effective for annual periods beginning after December 15, 2024, with early adoption permitted. The Company is currently evaluating the impact of the new guidance on its consolidated financial statements.

In November 2024, the FASB issued ASU 2024-03, *Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses*, requiring public entities to disclose additional information about specific expense categories in the notes to the financial statements on an interim and annual basis. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, and for interim periods beginning after December 15, 2027, with early adoption permitted. The Company is currently evaluating the impact of the new guidance on its consolidated financial statements.

Newly Adopted Accounting Standards

In November 2023, the FASB issued ASU 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures*, which requires a public entity to disclose significant segment expenses and other segment items on an annual and interim basis and provide in interim periods all disclosures about a reportable segment's profit or loss and assets that are currently required annually. Additionally, it requires a public entity to disclose the title and position of the Chief Operating Decision Maker (CODM). The ASU does not change how a public entity identifies its operating segments, aggregates them, or applies the quantitative thresholds to determine its reportable segments. The Company adopted ASU 2023-07 during the year ended December 31, 2024. See Note 19 for further detail.

3. ACQUISITIONS

All business acquisitions have been accounted for as purchase business combinations with the operations of the businesses included subsequent to their acquisition dates. The allocation of the respective purchase prices is generally based upon independent appraisals and or management's estimates of the discounted future cash flows to be generated from the media properties for intangible assets, and replacement cost for tangible assets. Deferred income taxes are provided for temporary differences based upon management's best estimate of the tax basis of acquired assets and liabilities that will ultimately be accepted by the applicable taxing authority.

BCNMonetize

On May 19, 2023, the Company acquired 100% of the issued and outstanding shares of stock of BCNMonetize, a global mobile app marketing solutions company headquartered in Barcelona, Spain. The acquisition, funded from the Company's cash on hand, included an initial purchase price of $6.0 million in cash, which amount was adjusted at closing to $7.2 million due to customary purchase price adjustments for cash, indebtedness and estimated working capital. Additionally, the transaction includes contingent earn-out payments based upon the achievement of certain EBITDA targets in calendar years 2023 through 2026, calculated as a predetermined multiple of EBITDA for each of those years. The total purchase price for the acquisition, including the fair value of the contingent consideration, was $8.8 million.

The following is a summary of the final purchase price allocation (in millions):

Cash	$	0.8
Accounts receivable		2.8
Other assets		0.7
Intangible assets subject to amortization		4.2

Goodwill		3.5
Current liabilities		(2.1)
Deferred tax		(1.1)

Intangible assets subject to amortization acquired includes:

Intangible Asset	Estimated Fair Value (in millions)	Weighted average life (in years)
Publisher relationships	$ 2.2	3.0
Advertiser relationships	1.5	1.0
Trade name	0.3	1.0
Non-Compete agreements	0.2	1.5

The fair value of the assets acquired includes trade receivables of $2.8 million. The gross amount due under contract was $2.9 million, of which $0.1 million was expected to be uncollectable.

The goodwill, which is not expected to be deductible for tax purposes, is assigned to the Company's advertising technology & services segment, and is attributable to BCNMonetize's workforce and expected synergies from combining BCNMonetize's operations with the Company's operations.

As noted above, the acquisition of BCNMonetize includes a contingent consideration arrangement that requires additional consideration to be paid by the Company to the selling stockholders of BCNMonetize, based on a pre-determined multiple of BCNMonetize's 12-month EBITDA in calendar years 2023 through 2026. The fair value of the contingent consideration recognized on the acquisition date of $1.6 million was estimated by applying the real options approach. Key assumptions include risk-neutral expected growth rates based on management's assessments of expected growth in EBITDA, adjusted by appropriate factors capturing their correlation with the market and volatility, discounted at a cost of debt rate ranging from 8.2% to 8.4% over the three-year period. These are significant inputs that are not observable in the market, which ASC 820-10-35 refers to as Level 3 inputs.

The following unaudited pro forma information has been prepared to give effect to the Company's acquisition of BCNMonetize as if the acquisition had occurred on January 1, 2023. This pro forma information was adjusted to exclude acquisition fees and costs of $0.2 million for the year ended December 31, 2023, which were expensed in connection with the acquisition. This pro forma information does not purport to represent what the actual results of operations of the Company would have been had this acquisition occurred on such date, nor does it purport to predict the results of operations for any future periods.

In thousands, except share and per share data		Year Ended December 31, 2023
Pro Forma:		
Total revenue	$	303,056
Net income (loss) attributable to common stockholders	$	(13,896)
Basic and diluted earnings (loss) per share:		
Net income (loss) per share, attributable to common stockholders, basic and diluted	$	(0.16)
Weighted average common shares outstanding, basic and diluted		87,901,938

BCNMonetize operates as part of Adwake in the Company's advertising technology & services segment.

4. DISCONTINUED OPERATIONS

As discussed in Note 2, as a result of the communication from Meta on March 4, 2024, that it intended to wind down its ASP program globally and end its relationship with all of its ASPs, including the Company, by July 1, 2024, the Company conducted a thorough review of its digital strategy, operations and cost structure, and during the second quarter of 2024 made the decision to dispose of the operations of its EGP business, the Company's digital commercial partnerships business, which took place in the following three transactions:

Sale to IMS

On June 13, 2024, the Company entered into an agreement to sell 100% of its equity interest in certain entities that constituted substantially all of the Company's EGP business to IMS. EGP was the Company's digital commercial partnerships business in its then digital segment. IMS is an affiliate of Aleph Group, a global digital advertising company.

The transaction closed on June 28, 2024. Cash proceeds from the transaction received by the Company at the closing were $16.4 million. Immediately after the closing, an amount equal to $6.5 million of the proceeds was paid by the Company to the founders of MediaDonuts Ptd. Ltd. ("MediaDonuts"), one of the entities that were the subject of this transaction, to satisfy a remaining contingent consideration liability owed to them pursuant to an earn-out agreement that had been entered into at the time the Company acquired MediaDonuts.

The Company recorded a loss of $40.7 million as a result of this transaction, which is included in Net income (loss) from discontinued operations, net of tax in our Consolidated Statements of Operations.

Sale of Adsmurai

On August 5, 2022, the Company made a loan (the "Adsmurai Loan") in the principal amount of €12,535,000 ($12.8 million as of that date) to an entity affiliated with owners of a majority interest in Adsmurai, S.L. ("Adsmurai"), a company engaged in the sale and marketing of digital advertising.

On April 3, 2023, the Company entered into an agreement among the Company and the selling stockholders of Adsmurai, pursuant to which the Company acquired a 51% equity interest in Adsmurai (the "Adsmurai Acquisition") on the same date. The Company acquired 51% of the issued and outstanding shares of stock of Adsmurai by means of conversion of the Adsmurai Loan, for total purchase consideration of €13.0 million ($14.2 million as of April 3, 2023), including interest.

In connection with the Adsmurai Acquisition, on April 3, 2023 the Company made a loan to entities affiliated with owners of the remaining 49% interest in Adsmurai in the principal amount of €7,355,000 ($8.1 million as of April 3, 2023) and a second loan on July 11, 2023 in the principal amount of €4,993,344 ($5.6 million as of July 11, 2023) based on Adsmurai's EBITDA for calendar year 2022 (the "New Adsmurai Loans").

On May 6, 2024 (the "Effective Date"), the Company entered into a Share Purchase Agreement (the "Adsmurai Purchase Agreement"), among Adsmurai, the Company and the other stockholders of Adsmurai (the "Adsmurai Buyers"). Pursuant to the Adsmurai Purchase Agreement, on such date (i) the Company sold its 51% equity interest in Adsmurai to the Adsmurai Buyers, (ii) the Company terminated the New Adsmurai Loans it made previously to the Adsmurai Buyers in the principal amount of €12.3 million and (iii) the parties terminated other previous agreements made between them, including an options agreement which contained put redemption features for buyers and call redemption features for the Company. As consideration, the Company received €15.0 million (approximately $16.2 million as of the Effective Date) ("Total Consideration"). The Adsmurai Purchase Agreement also contains representations, warranties, covenants, indemnities and releases of the parties thereto.

The Total Consideration is payable to the Company as follows:

- €10.0 million paid on the Effective Date; and

- €5.0 million to be paid within six months of the Effective Date.

The Company recorded a loss of $2.6 million as a result of this transaction.

Sale of Jack of Digital

On August 3, 2022, the Company acquired 15% of the issued and outstanding stock of Jack of Digital, a digital marketing services company that serves as the exclusive advertising sales partner of ByteDance Ltd. in Pakistan, for $0.1 million.

On April 3, 2023, the Company acquired the remaining issued and outstanding stock of Jack of Digital for $1.1 million. Of that amount, the Company paid an initial installment payment of $0.5 million in 2023, an additional installment payment of $0.3 million during the three-month period ended March 31, 2024, and the balance was to be paid in January 2025. Additionally, the transaction included a contingent earn-out payment based upon the achievement of an EBITDA target in calendar year 2026. The total purchase price for the acquisition, including the fair value of the contingent consideration, was $1.4 million.

On June 28, 2024, the Company sold 100% of the issued and outstanding shares of stock of Jack of Digital back to its founder for cash consideration of $0.1 million and the cancellation of future contingent earn-out payments.

The Company recorded a loss of $1.7 million as a result of this transaction.

The Company concluded that the assets of the EGP business met the criteria for classification as held for sale. Additionally, the Company determined that the disposal, which was initiated and completed during the second quarter of 2024, represented a strategic shift that had a major effect on the Company's operations and financial results. As such, the results of the Company's former EGP business are presented as discontinued operations in the Consolidated Statements of Operations for all periods presented. Prior periods have been adjusted to conform to the current presentation. The assets of the Company's former EGP business have been reflected as assets and liabilities of discontinued operations in the Consolidated Balance Sheet as of December 31, 2023.

The following table summarizes the results of discontinued operations, net of tax (in thousands):

		Year Ended December 31,				
		2024		**2023**		**2022**
Net Revenue	$	378,868	$	809,824	$	632,218
Expenses:						
Cost of revenue		341,503		723,187		553,329
Direct operating expenses		6,654		15,239		13,291
Selling, general and administrative expenses		25,124		42,218		28,177
Depreciation and amortization		3,958		11,615		10,050
Change in fair value of contingent consideration		(12,568)		(3,360)		16,010
Impairment charge		49,438		-		-
Foreign currency (gain) loss		2,488		(1,050)		1,728
Other operating (gain) loss		45,187		-		(41)
Operating income (loss)		(82,916)		21,975		9,674
Interest expense		(219)		(458)		(340)
Interest income		731		1,650		124
Income (loss) from discontinued operations before income taxes		(82,404)		23,167		9,458
Income tax benefit (expense)		1,007		(5,642)		(2,688)
Net income (loss) from discontinued operations before noncontrolling interests in discontinued operations		(81,397)		17,525		6,770
Net (income) loss attributable to redeemable noncontrolling interest		2,779		(158)		-
Net (income) loss attributable to noncontrolling interest		-		342		(2,050)
Net income (loss) from discontinued operations, net of tax	$	(78,618)	$	17,709	$	4,720

Allocated general corporate overhead costs do not meet the criteria to be presented within net loss from discontinued operations, net of tax, and were excluded from all figures presented in the table above.

The Company and IMS entered into a transition services agreement, as extended, pursuant to which the Company and IMS provided certain services to each other through December 2024. During 2024, the Company did not collect or pay any cash related to these activities.

For the year ended December 31, 2024, there was a tax benefit in discontinued operations as a result of the (i) tax effect of a pre-tax loss, (ii) benefit related to disposal, and (iii) permanent items to the disposition. For the years ended December 31, 2023 and 2022, there was a tax expense in discontinued operations as a result of the (i) tax effect of a pre-tax loss, (ii) benefit related to disposal, (iii) permanent items, (iv) change in the fair value of the contingent consideration and (v) and non-taxable non-territorial income related to the Disposition.

As a result of the EGP disposition during the second quarter of 2024, the Company was required to repay $4.9 million of the outstanding principal under the 2023 Credit Facility, which represented approximately 2.5% of the total outstanding principal under the 2023 Credit Facility. The prepayment, which was made in June 2024, resulted in a de minimis amount of loss on debt extinguishment that was attributed to the discontinued operation. All historical interest expense associated with this prepayment was allocated to the discontinued operation.

Details of the assets and liabilities of discontinued operations were as follows:

		December 31, 2023
ASSETS OF DISCONTINUED OPERATIONS		
Current assets		
Cash and cash equivalents	$	38,341
Trade receivables		165,755
Prepaid expenses and other current assets		13,173
Total current assets of discontinued operations		217,269
Property and equipment, net		4,543
Intangible assets subject to amortization, net		44,684
Goodwill		39,998
Deferred income taxes		4,726
Operating leases right of use asset		1,073
Other assets		831
Noncurrent assets of discontinued operations		95,855
Total assets of discontinued operations	$	313,124
LIABILITIES OF DISCONTINUED OPERATIONS		
Current liabilities		
Current maturities of long-term debt	$	1,219
Accounts payable and accrued expenses		207,026
Operating lease liabilities		534
Total current liabilities of discontinued operations		208,779
Long-term debt, less current maturities		1,668
Long-term operating lease liabilities		487
Other long-term liabilities		18,385
Deferred income taxes		12,532
Noncurrent liabilities of discontinued operations		33,072
Total liabilities of discontinued operations	$	241,851

The goodwill was allocated between the discontinued operations and the continuing operations based on the relative fair value of the components representing a business. Goodwill is not allocated to a portion of a reporting unit that does not meet the definition of a business.

The following table presents significant non-cash items and capital expenditures of discontinued operations for the periods presented:

	Year Ended December 31,					
		2024		2023		2022
Depreciation and amortization	$	3,958	$	11,615	$	10,050
Impairment charge	$	49,438	$	-	$	-
Loss (gain) on the sale of assets/businesses	$	45,187	$	-	$	-
Change in fair value of contingent consideration	$	(12,568)	$	(3,360)	$	16,010
Non-cash stock-based compensation	$	(544)	$	2,174	$	1,092
Purchases of property and equipment	$	81	$	2,882	$	2,113

5. REVENUES

Disaggregated Revenue

The following table presents our revenues disaggregated by major source (in thousands):

	Year Ended December 31,		
	2024	2023	2022
Digital advertising	$ 173,720	$ 122,906	$ 114,884
Broadcast advertising	143,515	124,722	161,713
Spectrum usage rights	6,884	8,156	6,036
Retransmission consent	33,880	36,556	36,022
Other	6,949	4,703	5,335
Total revenue	$ 364,948	$ 297,043	$ 323,990

Contracts are entered into directly with customers or through an advertising agency that represents the customer. Sales of advertising to customers or agencies within a station's designated market area ("DMA") are referred to as local revenue, whereas sales from outside the DMA are referred to as national revenue. The following table further disaggregates the Company's broadcast advertising revenue by sales channel (in thousands):

	Year Ended December 31,		
	2024	2023	2022
Local direct	$ 20,798	$ 21,826	$ 22,931
Local agency	51,001	54,485	54,094
National agency	71,716	48,411	84,688
Total revenue	$ 143,515	$ 124,722	$ 161,713

The following table further disaggregates the Company's revenue by geographical region, based on the location of the sales office (in thousands):

	Year Ended December 31,		
	2024	2023	2022
U.S.	$ 274,148	$ 216,058	$ 246,840
Rest of the World (1)	90,800	80,985	77,150
Total revenue	$ 364,948	$ 297,043	$ 323,990

(1) Primarily Europe

Deferred Revenue

(in thousands)	December 31, 2023	Increase	Decrease	December 31, 2024
Deferred revenue	$ 1,977	1,801	(1,977)	$ 1,801

(in thousands)	December 31, 2022	Increase	Decrease	December 31, 2023
Deferred revenue	$ 2,799	1,977	(2,799)	$ 1,977

6. GOODWILL AND OTHER INTANGIBLE ASSETS

As a result of the sale of the Company's EGP business, goodwill of $4.6 million was allocated to discontinued operations based on the relative fair value of the EGP business compared to the fair value of the remaining components that represent a business in the Company's then digital reporting unit. Further, effective July 1, 2024, the Company has realigned its operating segments into two segments – media and advertising technology & services – based on the products and services it sells, consistent with the Company's current operational and management structure (see Note 19 for more details). The Company has identified each of these two operating segments to be separate reporting units. As a result of this realignment, $2.8 million of goodwill was allocated from the advertising technology & services reporting unit to the media reporting unit based on the relative fair value of the reallocated components that represent a business.

The carrying amount of goodwill for each of the Company's operating segments for the years ended December 31, 2024 and 2023 is as follows (in thousands):

	December 31, 2022		Additions From Acquisitions		December 31, 2023		Impairment		December 31, 2024
Media	$	43,322	$	—	$	43,322	$	(43,322)	$	—
Advertising Technology & Services		3,872		3,480		7,352		—		7,352
Consolidated	$	47,194	$	3,480	$	50,674	$	(43,322)	$	7,352

The composition of the Company's acquired intangible assets and the associated accumulated amortization as of December 31, 2024 and 2023 is as follows (in thousands):

	Weighted average remaining life in years	2024 Gross Carrying Amount		Accumulated Amortization		Net Carrying Amount		2023 Gross Carrying Amount		Accumulated Amortization		Net Carrying Amount
Intangible assets subject to amortization:												
Television network affiliation agreements	3	$	60,043	$	(56,933)	$	3,110	$	60,043	$	(55,845)	$ 4,198
Customer base	1		4,890		(3,865)		1,025		4,890		(2,509)	2,381
Other	26		1,814		(1,532)		282		1,814		(1,293)	521
Total assets subject to amortization:		$	66,747	$	(62,330)	$	4,417	$	66,747	$	(59,647)	$ 7,100
Intangible assets not subject to amortization:												
FCC licenses and spectrum usage rights							177,276					195,174
Total intangible assets						$	181,693					$ 202,274

The aggregate amount of amortization expense for the years ended December 31, 2024, 2023 and 2022 was approximately $2.7 million, $3.1 million and $3.1 million, respectively. Estimated amortization expense for the next five years and thereafter is as follows (in thousands):

Estimated Amortization Expense	Amount
2025	$ 1,819
2026	1,401
2027	171
2028	171
2029	171
Thereafter	684
Total	$ 4,417

Impairment

The carrying values of the Company's reporting units are determined by allocating all applicable assets (including goodwill) and liabilities based upon the unit in which the assets are employed and to which the liabilities relate, considering the methodologies utilized to determine the fair value of the reporting units.

Goodwill and indefinite life intangibles are not amortized but are tested annually for impairment, or more frequently, if events or changes in circumstances indicate that the assets might be impaired. The annual testing date is October 1.

As of the annual goodwill testing date, October 1, 2024, there was $43.3 million of goodwill in the media reporting unit. Based on the assumptions and estimates in Note 2, the media reporting unit carrying value exceeded its fair value, resulting in a goodwill impairment charge of $43.3 million for the year ended December 31, 2024. This impairment charge was a result of the Company updating its internal forecasts of future performance based on lower than anticipated political revenue in the fourth quarter of 2024 and higher projected future costs due to planned investments in news programming and the sales and marketing teams. The calculation of the fair value of the reporting unit requires estimates of the discount rate and the long term projected growth rate. If that discount rate were to increase by 0.5%, the fair value of the media reporting unit would decrease by 6%. If the long term projected growth rate were to decrease by 0.5%, the fair value of the media reporting unit would decrease by 3%

As of the annual goodwill testing date, October 1, 2024, there was $7.4 million of goodwill in the advertising technology & services reporting unit. Based on the assumptions and estimates in Note 2, the fair value of the advertising technology & services reporting unit exceeded its carrying value by over 100%, resulting in no impairment charge for the year ended December 31, 2024. The calculation of the fair value of the advertising technology & services reporting unit requires estimates of the discount rate and the long term projected growth rate. If that discount rate were to increase by 0.5%, the fair value of the advertising technology & services reporting unit would decrease by 2%. If the long term projected growth rate were to decrease by 0.5%, the fair value of the advertising technology & services reporting unit would decrease by 1%.

During the years ended December 31, 2023 and 2022 the Company did not record a goodwill impairment charge in its then television, audio and digital reporting units.

The Company also conducted a review of the fair value of the television and radio FCC licenses in 2024, 2023 and 2022. The estimated fair value of indefinite life intangible assets is determined by an income approach. The income approach estimates fair value based on the estimated future cash flows of each market cluster that a hypothetical buyer would expect to generate, discounted by an estimated weighted-average cost of capital that reflects current market conditions, which reflect the level of inherent risk. The income approach requires the Company to make a series of assumptions, such as discount rates, revenue projections, profit margin projections and terminal values multiples. The Company estimates the discount rates on a blended rate of return considering both debt and equity for comparable publicly-traded companies. These comparable publicly-traded companies have similar size, operating characteristics and/or financial profiles to the Company. The Company also estimated the terminal value multiple based on comparable publicly-traded companies. The Company estimated the revenue projections and profit margin projections based on various market clusters signal coverage of the markets and industry information for an average station within a given market. The information for each market cluster includes such things as estimated market share, estimated capital start-up costs, population, household income, retail sales and other expenditures that would influence advertising expenditures. Alternatively, some stations under evaluation have had limited relevant cash flow history due to planned or actual conversion of format or upgrade of station signal. The assumptions the Company makes about cash flows after conversion are based on the performance of similar stations in similar markets and potential proceeds from the sale of the assets.

As a result of this impairment analysis, taking into consideration the foregoing factors, the Company recorded the following impairment charges:

- For the year ended December 31, 2024, the Company recorded:

  - impairment charges of FCC licenses within the media reportable segment in the amount of $17.9 million;

- For the year ended December 31, 2023, the Company recorded:

  - impairment charges of FCC licenses within its then audio reportable segment in the amount of $12.3 million;

  - impairment charge related to Intangibles subject to amortization of $1.0 million within its then digital reportable segment to reflect the termination of an agreement with a media company for which we acted as commercial partner;

- For the year ended December 31, 2022, the Company recorded impairment charges of FCC licenses within its then television and audio reportable segments in the amount of $0.9 million and $0.7 million, respectively.

As further discussed in Notes 2 and 4, following the communication from Meta on March 4, 2024, that it intended to wind down its ASP program globally and end its relationship with all of its ASPs, including the Company, by July 1, 2024, the Company updated its internal forecasts of future performance and determined that a triggering event had occurred during the first quarter of 2024 that required interim impairment tests within its then digital reporting unit. As a result, the Company recorded a goodwill impairment charge of $35.4 million and intangibles subject to amortization impairment charge of $14.0 million during the first quarter of 2024, with respect to the Company's then digital segment, which amounts were included in the results of discontinued operations.

7. PROPERTY AND EQUIPMENT

Property and equipment as of December 31, 2024 and 2023 consists of (in millions):

	Estimated useful life (years)		2024		2023
Buildings	40	$	18.5	$	18.5
Construction in progress	—		2.9		4.1
Transmission, studio and other broadcast equipment	5-15		115.0		152.5
Office and computer equipment	3-7		41.6		42.8
Transportation equipment	5		3.5		3.9
Leasehold improvements and land improvements	Lesser of lease life or useful life		26.9		28.0
			208.4		249.8
Less accumulated depreciation			(154.9)		(189.7)
			53.5		60.1
Land			7.1		6.8
		$	60.6	$	66.9

Depreciation expense was $14.1 million, $13.3 million, and $12.5 million for the years ended December 31, 2024, 2023 and 2022, respectively.

As part of the FCC auction for broadcast spectrum that concluded in 2017, the FCC has reassigned some stations to new post-auction channels and will reimburse station owners for the cost of the relocation. The Company received notification from the FCC that 17 of its stations have been assigned to new channels with an estimated reimbursable cost of approximately $16.0 million. The Company did not have gains on involuntary conversion associated with the repack process in 2024 and 2023, and recorded gains of $0.2 million in 2022, which are presented as other operating gain in the Consolidated Statements of Operations.

8. LEASES

The Company's leases are considered operating leases and primarily consist of real estate such as office space, broadcasting towers, land and land easements. The operating leases are reflected within the consolidated balance sheet as Operating leases right of use asset with the related liability presented as Operating lease liabilities and Long-term operating lease liabilities. Lease expense is recognized on a straight-line basis over the lease term. Generally, lease terms include options to renew or extend the lease. Unless the renewal option is considered reasonably certain, the exercise of any such options has been excluded from the calculation of lease liabilities.

The following table summarizes the expected future payments related to lease liabilities as of December 31, 2024:

(in thousands)		
2025	$	10,607
2026		9,159
2027		7,315
2028		6,566
2029		6,068
Thereafter		24,331
Total minimum payments	$	64,046
Less amounts representing interest		(14,201)
Present value of minimum lease payments		49,845
Less current operating lease liabilities		(7,744)
Long-term operating lease liabilities	$	42,101

The Company's existing leases have remaining terms of less than one year up to 26 years. The weighted average remaining lease term and the weighted average discount rate used to calculate the Company's lease liabilities as of December 31, 2024 were 8.4 years and 6.3%, respectively. The weighted average remaining lease term and the weighted average discount rate used to calculate the Company's lease liabilities as of December 31, 2023 were 9.0 years and 6.2%, respectively.

The following table summarizes lease payments and supplemental non-cash disclosures:

	Year Ended December 31,		
(in thousands)	2024	2023	2022
Cash paid for amounts included in lease liabilities:			
Operating cash flows from operating leases	$ 10,504	$ 8,483	$ 9,680
Non-cash additions to operating lease assets	$ 5,091	$ 6,762	$ 31,125

The following table summarizes the components of lease expense:

	Year Ended December 31,		
(in thousands)	2024	2023	2022
Operating lease cost	$ 9,758	$ 9,095	$ 8,995
Variable lease cost	912	1,295	1,116
Short-term lease cost	1,081	2,810	2,158
Total lease cost	$ 11,751	$ 13,200	$ 12,269

For the year ended December 31, 2024, lease cost of $5.7 million, $5.0 million and $1.1 million, were recorded to direct operating expenses, selling, general and administrative expenses and corporate expenses, respectively. For the year ended December 31, 2023, lease cost of $5.8 million, $6.2 million and $1.2 million, were recorded to direct operating expenses, selling, general and administrative expenses and corporate expenses, respectively. For the year ended December 31, 2022, lease cost of $6.0 million, $5.4 million and $0.9 million, were recorded to direct operating expenses, selling, general and administrative expenses and corporate expenses, respectively.

See Note 20 for additional information.

9. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses as of December 31, 2024 and 2023 consist of (in millions):

	2024	2023
Accounts payable	$ 16.2	$ 8.9
Accrued payroll and compensated absences	5.6	5.3
Accrued bonuses	6.2	4.8
Professional fees	1.0	0.8
Deferred revenue	1.8	2.0
Accrued national representation fees	1.4	1.3
Income taxes payable	-	1.2
Other taxes payable	1.0	1.6
Amounts due under joint sales agreements	0.3	0.4
Accrued property taxes	2.1	2.4
Accrued capital expenditures	—	2.0
Accrued media costs – digital	12.5	10.7
Accrued contingent consideration	—	1.6
Other	5.8	4.8
	$ 53.9	$ 47.8

10. LONG TERM DEBT

Long-term debt as of December 31, 2024 and 2023 is summarized as follows (in millions):

	2024	2023
Term Loan Facility	$ 187.8	$ 207.8
Less current maturities	-	(8.8)
	187.8	199.0
Less unamortized debt issuance costs	(0.8)	(1.1)
	$ 187.0	$ 197.9

The scheduled maturities of long-term debt and interest payments schedule as of December 31, 2024 are as follows (in millions):

Year	Principal Maturity		Interest Payments (1)	
2025	$	-	$	14.2
2026		10.0		13.8
2027		10.0		13.1
2028		167.8		2.7
	$	187.8	$	43.8

(1) Interest payments are based on an assumed rate of 7.43%, which was the rate as of December 31, 2024 for the associated 2023 Credit Facility.

Credit Facility

On March 17, 2023 (the "2023 Closing Date"), the Company entered into the 2023 Credit Facility, pursuant to the 2023 Credit Agreement, by and among the Company, Bank of America, N.A., as Administrative Agent, and the other financial institutions party thereto as Lenders (collectively, the "Lenders" and individually each a "Lender"). The 2023 Credit Agreement amended, restated and replaced in its entirety the Company's previous credit agreement.

On the 2023 Closing Date, the Company repaid in full all of the outstanding obligations under its previous credit agreement and accounted for this repayment as an extinguishment of debt in accordance with Accounting Standards Codification ("ASC") 470, "Debt". The repayment resulted in a loss on debt extinguishment of $1.6 million, which included a write-off of unamortized debt issuance costs in the amount of $1.1 million.

As provided for in the 2023 Credit Agreement, the 2023 Credit Facility consists of (i) a $200.0 million senior secured Term A Facility (the "Term A Facility"), which was drawn in full on the 2023 Closing Date, and (ii) a $75.0 million Revolving Credit Facility (the "Revolving Credit Facility"), of which $11.5 million was drawn on the 2023 Closing Date. In addition, the 2023 Credit Agreement provides that the Company may increase the aggregate principal amount of the 2023 Credit Facility by an additional amount equal to $100.0 million plus the amount that would result in the Company's first lien net leverage ratio (as such term is used in the 2023 Credit Agreement) not exceeding 2.25 to 1.0, subject to the Company satisfying certain conditions.

Borrowings under the 2023 Credit Facility were used on the 2023 Closing Date (a) to repay in full all of the outstanding obligations of the Company and its subsidiaries under its previous credit facility, (b) to pay fees and expenses in connection the 2023 Credit Facility and (c) for general corporate purposes. The 2023 Credit Facility matures on March 17, 2028 (the "Maturity Date").

The 2023 Credit Facility is guaranteed on a senior secured basis by certain of the Company's existing and future wholly-owned domestic subsidiaries, and secured on a first priority basis by the Company's and those subsidiaries' assets.

The Company's borrowings under the 2023 Credit Facility bear interest on the outstanding principal amount thereof from the date when made at a rate per annum equal to either: (i) the Term SOFR (as defined in the 2023 Credit Agreement) plus a margin between 2.50% and 3.00%, depending on the Total Net Leverage Ratio or (ii) the Base Rate (as defined in the 2023 Credit Agreement) plus a margin between 1.50% and 2.00%, depending on the Total Net Leverage Ratio. In addition, the unused portion of the Revolving Credit Facility is subject to a rate per annum between 0.30% and 0.40%, depending on the Total Net Leverage Ratio.

As of December 31, 2024, the interest rate on the Company's Term A Facility and the drawn portion of the Revolving Credit Facility was 7.43%.

The amounts outstanding under the 2023 Credit Facility may be prepaid at the option of the Company without premium or penalty, provided that certain limitations are observed, and subject to customary breakage fees in connection with the prepayment of a Term SOFR loan. The principal amount of the Term A Facility shall be paid in installments on the dates and in the respective amounts set forth in the 2023 Credit Agreement, with the final balance due on the Maturity Date.

In March 2024, the Company made a prepayment of $10.0 million, of which $8.75 million was applied to the upcoming quarterly principal payments in 2024 under the Term A Facility, and $1.25 million was applied to the Revolving Credit Facility.

In June 2024, the Company made an additional prepayment of $10.0 million, of which $4.9 million was a mandatory prepayment as a result of the EGP disposition. The prepayment was applied to the quarterly principal payments in 2025 under the Term A Facility.

The Company recorded a loss on debt extinguishment of $0.1 million for the year ended December 31, 2024 due to these prepayments of our 2023 Credit Facility.

The Company incurred debt issuance costs of $1.8 million associated with the 2023 Credit Facility. Debt outstanding under the 2023 Credit Facility is presented net of issuance costs on the Company's Consolidated Balance Sheets. The debt issuance costs are

amortized on an effective interest basis over the term of the 2023 Credit Facility, and are included in interest expense in the Company's Consolidated Statements of Operations.

The covenants of the Credit Agreement include customary negative covenants that, among other things, restrict the Company's ability to incur additional indebtedness, grant liens and make certain acquisitions, investments, asset dispositions and restricted payments. In addition, the 2023 Credit Facility requires compliance with financial covenants related to total net leverage ratio, not to exceed 3.25 to 1.00, and interest coverage ratio with a minimum permitted ratio of 3.00 to 1.00 (calculated as set forth in the 2023 Credit Agreement). As of December 31, 2024, the Company believes that it is in compliance with all covenants in the 2023 Credit Agreement.

The 2023 Credit Agreement includes customary events of default, as well as the following events of default, that are specific to the Company:

- any revocation, termination, substantial and adverse modification, or refusal by final order to renew, any media license, or the requirement (by final non-appealable order) to sell a television or radio station, where any such event or failure is reasonably expected to have a material adverse effect; or
- the interruption of operations of any television or radio station for more than 96 consecutive hours during any period of seven consecutive days;

The 2023 Credit Agreement includes customary rights and remedies upon the occurrence of any event of default thereunder, including rights to accelerate the loans, terminate the commitments thereunder and realize upon the collateral securing the obligations under the 2023 Credit Agreement.

The security agreement that the Company entered into with respect to its previous credit facility remains in effect with respect to its 2023 Credit Facility.

The carrying amount of the Term Loan A Facility as of December 31, 2024 approximated its fair value and was $176.7 million, net of $0.8 million of unamortized debt issuance costs and original issue discount.

11. FAIR VALUE MEASUREMENTS

ASC 820, "Fair Value Measurements and Disclosures", defines and establishes a framework for measuring fair value and expands disclosures about fair value measurements. In accordance with ASC 820, the Company has categorized its financial assets and liabilities, based on the priority of the inputs to the valuation technique, into a three-level fair value hierarchy as set forth below.

Level 1 – Assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in an active market that the company has the ability to access at the measurement date.

Level 2 – Assets and liabilities whose values are based on quoted prices for similar attributes in active markets; quoted prices in markets where trading occurs infrequently; and inputs other than quoted prices that are observable, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3 – Assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement.

If the inputs used to measure the financial instruments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.

The following table presents the Company's financial assets and liabilities measured at fair value on a recurring and nonrecurring basis in the consolidated balance sheets (in millions):

	December 31, 2024				
	Total Fair Value and Carrying Value on Balance Sheet	Fair Value Measurement Category			
Recurring fair value measurements		Level 1	Level 2	Level 3	Total Gains (Losses)
Assets:					
Money market account	$ —	$ —	$ —	$ —	
Corporate bonds and notes	$ 4.7		$ 4.7	$	
Nonrecurring fair value measurements:					
FCC licenses	$ 93.5	—	—	$ 93.5	$ (17.9)

	December 31, 2023				
	Total Fair Value and Carrying Value on Balance Sheet	Fair Value Measurement Category			
Recurring fair value measurements		Level 1	Level 2	Level 3	Total Gains (Losses)
Assets:					
Money market account	$ 1.1	$ 1.1	$ —	$ —	
Corporate bonds and notes	$ 13.2		$ 13.2	$	
Liabilities:					
Contingent consideration	$ 3.9	$ —	—	$ 3.9	
Nonrecurring fair value measurements:					
FCC licenses	$ 27.6	—	—	$ 27.6	$ (12.3)

The Company recorded a goodwill impairment in the amount of $43.3 million for the year ended December 31, 2024. See Note 6.

The Company's money market account is comprised of cash and cash equivalents, which are recorded at their fair market value within Cash and cash equivalents in the Consolidated Balance Sheets.

The Company's available for sale debt securities are comprised of corporate bonds and notes, asset-backed securities, and U.S. Government securities. The majority of the carrying value of these securities held by the Company are investment grade. These securities are valued using quoted prices for similar attributes in active markets (Level 2). Since these investments are classified as available for sale, they are recorded at their fair market value within Marketable securities in the Consolidated Balance Sheets and their unrealized gains or losses are included in other comprehensive income. Realized gains and losses from the sale of available for sale securities are included in the Consolidated Statements of Operations and were determined on a specific identification basis.

As of December 31, 2024, the following table summarizes the amortized cost and the unrealized (gains) losses of the available for sale securities (in thousands):

	Corporate Bonds and Notes	
	Amortized Cost	Unrealized gains (losses)
Due within a year	$ 900	$ (8)
Due after one year	3,812	(10)
Total	$ 4,712	$ (18)

The Company's available for sale debt securities are considered for credit losses under the guidance of ASU 2016-13, Financial Instruments—Credit Losses (Topic 326). As of December 31, 2024 and December 31, 2023, the Company determined that a credit loss allowance is not required.

Included in interest income for the years ended December 31, 2024, 2023 and 2022 was interest income related to the Company's available for sale securities of $0.3 million, $1.3 million and $2.1 million, respectively.

The fair value of the contingent consideration is related to prior acquisitions. As of December 31, 2023, the contingent liability fair value was included in the Consolidated Balance Sheets in the amount of $1.6 million as a current liability within Accounts payable and accrued expenses, and $2.3 million as a noncurrent liability within Other long-term liabilities.

The fair value of the contingent consideration was estimated by applying the real options approach. Key assumptions include risk-neutral expected growth rates based on management's assessments of expected growth in EBITDA, adjusted by appropriate factors capturing their correlation with the market and volatility, discounted at a cost of debt. These are significant inputs that are not observable in the market, which ASC 820-10-35 refers to as Level 3 inputs.

The following table presents the changes in the contingent consideration (in millions):

| | Year Ended December 31, | |
	2024	2023
Beginning balance	$ 3.9	$ 2.2
Additions from acquisitions (dispositions)	-	1.6
Payments to sellers	(3.3)	(0.7)
(Gain) loss recognized in earnings	(0.6)	0.8
Ending balance	$ -	$ 3.9

12. INCOME TAXES

The components of income (loss) before income taxes for the years ended December 31, 2024, 2023 and 2022 (in millions):

	2024	2023	2022
Domestic	$ (40.7)	$ (38.5)	$ 16.7
Foreign	(25.5)	(3.0)	5.6
Income (loss) before income taxes	$ (66.2)	$ (41.5)	$ 22.3

The income tax expense (benefit) from continuing operations for the years ended December 31, 2024, 2023 and 2022 (in millions):

	2024	2023	2022
Current			
Federal	$ 6.0	$ (1.0)	$ 6.3
State	1.7	0.5	1.6
Foreign	6.7	1.5	1.6
	$ 14.4	$ 1.0	$ 9.5
Deferred			
Federal	$ (4.9)	$ (5.6)	$ (1.8)
State	(2.1)	(2.0)	—
Foreign	(3.3)	(1.8)	1.2
	(10.3)	(9.4)	(0.6)
Income tax expense (benefit)	$ 4.1	$ (8.4)	$ 8.9

The income tax expense (benefit) differs from the amount of income tax expense (benefit) determined by applying the Company's federal corporate income tax rate of 21% to pre-tax income for the years ended December 31, 2024, 2023 and 2022 due to the following (in millions):

	2024	2023	2022
Computed "expected" income tax expense (benefit)	$ (13.9)	$ (8.7)	$ 4.7
Change in income tax resulting from:			
State taxes, net of federal benefit	(5.3)	(1.3)	1.0
Change in fair value of earnout	(0.2)	0.2	(0.4)
Non-deductible executive compensation	0.7	1.8	2.1
Non-deductible expenses	0.2	0.3	0.2
Foreign GILTI income	(0.1)	(0.5)	0.4
Foreign Permanent Differences including U.S. GAAP to Statutory Differences	(2.2)	(1.5)	—
Foreign rate differential	(1.9)	—	—
Foreign Withholdings	0.6	0.5	0.1
Foreign non-deductible expenses	10.0	—	—
Other foreign permanent differences	1.0	—	(0.2)
Discontinued operations transaction costs	0.1	0.2	0.1
Change in valuation allowance	13.2	1.8	1.7
Change in tax rate	0.9	(0.8)	(0.6)
Disposal of subsidiary tax benefit	(9.8)	—	—
Stock compensation	2.7	1.2	1.6
Change in unrecognized tax benefits	15.8	(0.1)	(2.3)
Impairment	5.9	—	—
Worthless stock deduction	(13.9)	(0.7)	—
Other	0.3	(0.8)	0.5
	$ 4.1	$ (8.4)	$ 8.9

The components of the deferred tax assets and liabilities at December 31, 2024 and 2023 consist of the following (in millions):

	2024	2023
Deferred tax assets:		
Accrued expenses	$ 1.7	$ 1.9
Accounts receivable	0.6	0.5
Net operating loss carryforward	4.9	4.6
Stock-based compensation	2.4	2.7
Interest expense carryforward	1.1	1.4
Lease obligations	13.3	13.0
Capital loss	11.9	—
Other	1.3	1.2
Total deferred tax assets	37.2	25.3
Valuation allowance	(14.2)	(3.4)
Net deferred tax assets	$ 23.0	$ 21.9
Deferred tax liabilities:		
Intangible assets	$ (45.5)	$ (53.1)
Property and equipment	(1.7)	(2.8)
Lease assets	(10.8)	(10.7)
Other	(1.2)	(1.8)
Total deferred tax liabilities	(59.2)	(68.4)
Net deferred tax liabilities	$ (36.2)	$ (46.5)
Reported as:		
Deferred tax assets	$ 2.7	$ 0.3
Accounts payable and accrued expenses	(0.4)	—
Deferred tax liabilities	(38.4)	(46.8)
Net Deferred tax liabilities	$ (36.2)	$ (46.5)

As of December 31, 2024, the Company has certain U.S. federal, U.S. state and foreign net operating loss carryforwards of approximately $17.0 million, $65.8 million, and $12.2 million, respectively, available to offset future taxable income. The state net operating loss carryforwards will expire during the years 2029 through 2043, to the extent they are not utilized. The net operating loss carryforwards includes the U.S. and state losses on as filed tax return basis which includes the impact of the worthless stock deduction. The foreign net operating loss carryforwards will expire during the years 2027 through 2038 in various jurisdictions; in various other jurisdictions, net operating loss carryforwards do not expire.

Utilization of the Company's state net operating loss may be subject to substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code (the "Code") or similar state provisions. Such an annual limitation could result in the expiration of the net operating loss carryforwards before utilization. As of December 31, 2024, the Company believes that utilization of its federal and state net operating losses are not limited under any ownership change limitations provided under the Code or under similar state statutes.

Due to the enactment of Tax Cuts and Jobs Act ("the Tax Act") in December 2017, the Company is subject to a tax on global intangible low-taxed income ("GILTI"). GILTI is a tax on foreign income in excess of a deemed return on tangible assets of foreign corporations. Companies subject to GILTI have the option to account for the GILTI tax as a period cost if and when incurred, or to recognize deferred taxes for temporary differences including outside basis differences expected to reverse as GILTI. The Company has elected to account for GILTI as a period cost, and therefore has included GILTI expense in its effective tax rate calculation for the period.

The Company periodically evaluates the realizability of the deferred tax assets and, if it is determined that it is more likely than not that the deferred tax assets are realizable, adjusts the valuation allowance accordingly. Valuation allowances are established and maintained for deferred tax assets on a "more likely than not" threshold. The process of evaluating the need to maintain a valuation allowance for deferred tax assets is highly subjective and requires significant judgment. The Company has considered the following possible sources of taxable income when assessing the realization of the deferred tax assets: (1) future reversals of existing taxable temporary differences; (2) taxable income in prior carryback years; (3) future taxable income exclusive of reversing temporary differences and carryforwards; and (4) tax planning strategies. Based on the Company's analysis and a review of all positive and negative evidence such as historical operations, future projections of taxable income and tax planning strategies that are prudent and feasible, the Company has determined that it is more likely than not that certain foreign deferred tax assets of approximately $1.1

million at December 31, 2024 will not be realized and therefore the Company has established a valuation allowance on those assets. In addition, the Company has a capital loss generated from the sale of subsidiaries during 2024. The Company has determined that it is more likely than not that its capital loss generated of $11.9 million will not be utilized and accordingly has recorded a valuation allowance of $11.9 million. In addition, the Company has determined that it is more likely than not its foreign tax credits carryovers of $1.2 million will not be utilized and accordingly has recorded a valuation allowance of $1.2 million.

The Company addresses uncertainty in tax positions according to the provisions of ASC 740, "Income Taxes", which clarifies the accounting for income taxes by establishing the minimum recognition threshold and a measurement attribute for tax positions taken or expected to be taken in a tax return in order to be recognized in the financial statements.

The following table summarizes the activity related to the Company's unrecognized tax benefits (in millions):

	Amount
Balance at December 31, 2022	$ 2.9
Decrease in balances related to prior year tax positions	(0.3)
Interest accrued	0.2
Balance at December 31, 2023	$ 2.8
Decrease in balances related to prior year tax positions	(3.0)
Increase in balances related to current year tax positions	17.5
Balance at December 31, 2024	$ 17.3

As of December 31, 2024, the Company had $17.3 million of gross unrecognized tax benefits for uncertain tax positions, of which all $18.0 million would affect the effective tax rate if recognized.

As of December 31, 2024, the Company does not anticipate that the amount of unrecognized tax benefits to decrease within the next 12 months.

The Company recognizes interest and penalties related to income tax matters as a component of income tax expense. As of December 31, 2024, the Company had no accrued interest and penalties related to uncertain tax positions.

The Company is subject to taxation in the United States, various states and various foreign jurisdictions. The tax years 2021 to 2024 and 2020 to 2023 remain open to examination by federal and state taxing jurisdictions, respectively. For foreign jurisdictions, the tax years 2011 to 2023 may remain open to examination by certain foreign jurisdictions.

The Company intends to indefinitely reinvest its unremitted earnings in its foreign subsidiaries. The Company has not determined at this time an estimate of total amount of other entities unremitted earnings, as it is not practical at this time.

13. COMMITMENTS AND CONTINGENCIES

The Company has non-cancelable agreements with certain media research and ratings providers, expiring at various dates from December 2025 through June 2028, to provide television and radio audience measurement services. Pursuant to these agreements, as of December 31, 2024, the Company is obligated to pay these providers a total of approximately $34.0 million. In addition, as of December 31, 2024, the Company has commitments consisting primarily of obligations for software licenses utilized by the Company's sales team of approximately $5.5 million. The 2025 and 2026 annual commitments total approximately $13.3 million and $12.2 million, respectively. The annual commitments beyond 2026 total approximately $14.0 million.

14. STOCKHOLDERS' EQUITY

The Company's Third Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation") authorizes both common and preferred stock.

Common Stock

The Company's common stock has two classes, identified as Class A common stock and Class U common stock. The holders of the Company's Class A common stock and Class U common stock have the same rights except with respect to voting, convertibility and transfer. The Class U common stock, all of which is held by TelevisaUnivision, has limited voting rights and does not include the right to elect directors. Each share of Class U common stock is automatically convertible into one share of the Company's Class A common stock (subject to adjustment for stock splits, dividends or combinations) in connection with any transfer of such shares of Class U common stock to a third party that is not an affiliate of TelevisaUnivision. In addition, as the holder of all of the Company's issued and outstanding Class U common stock, so long as TelevisaUnivision holds a certain number of shares of Class U common stock, the Company may not, without the consent of TelevisaUnivision, merge, consolidate or enter into a business combination, dissolve or liquidate the Company or dispose of any interest in any FCC license with respect to television stations which are affiliates of TelevisaUnivision, among other things. Holders of Class A and Class U common stock are entitled to dividends as and when declared by the Company's Board of Directors.

During the year ended December 31, 2024, the Company paid cash dividends totaling $0.20 per share, or $18.0 million in the aggregate, on all shares of Class A and Class U common stock. During the year ended December 31, 2023, the Company paid cash dividends totaling $0.20 per share, or $17.6 million in the aggregate, on all shares of Class A and Class U common stock. During the year ended December 31, 2022, the Company paid cash dividends totaling $0.10 per share, or $8.5 million in the aggregate, on all shares of Class A, Class U and previously-outstanding Class B common stock (the last-mentioned of which was converted into shares of Class A common stock on December 31, 2022).

Preferred Stock

As of December 31, 2024 and 2023, there were no shares of any series of preferred stock issued and outstanding.

Treasury Stock

On March 1, 2022, the Company's Board of Directors approved a share repurchase program of up to $20 million of the Company's Class A common stock. Under this share repurchase program, the Company is authorized to purchase shares of its Class A common stock from time to time through open market purchases or negotiated purchases, subject to market conditions and other factors.

During the years ended December 31, 2024, 2023 and 2022, the Company did not repurchase any shares of its Class A common stock. As of December 31, 2024, the Company has repurchased a total of 1.8 million shares of its Class A common stock under the share repurchase program for an aggregate purchase price of $11.3 million, or an average price per share of $6.43

Treasury stock is included as a deduction from equity in the Stockholders' Equity section of the consolidated balance sheets. Shares repurchased pursuant to the Company's share repurchase program are retired during the same calendar year.

15. EQUITY INCENTIVE PLANS

In May 2004, the Company adopted its 2004 Equity Incentive Plan ("2004 Plan"), which replaced its 2000 Omnibus Equity Incentive Plan ("2000 Plan"). The 2000 Plan had allowed for the award of up to 11,500,000 shares of Class A common stock. The 2004 Plan, as originally adopted, allowed for the award of up to 10,000,000 shares of Class A common stock, plus any grants remaining available at its adoption date under the 2000 Plan. Awards under the 2004 Plan may be in the form of incentive stock options, nonqualified stock options, stock appreciation rights, restricted stock, RSUs or PSUs. The 2004 Plan is administered by a committee appointed by the Board of Directors. This committee determines the type, number, vesting requirements and other features and conditions of such awards.

The 2004 Plan was amended by the Compensation Committee effective July 13, 2006 to (i) eliminate automatic option grants for non-employee directors, making any grants to such directors discretionary by the Compensation Committee and (ii) eliminate the three-year minimum vesting period for performance-based restricted stock and restricted stock units, making the vesting period for such grants discretionary by the Compensation Committee.

The 2004 Plan was further amended by the Board of Directors on April 28, 2014, and approved by the stockholders at the 2014 annual meeting of stockholders on May 29, 2014, to extend the term of the 2004 Plan until May 29, 2024.

The 2004 Plan was further amended by the Board of Directors effective April 29, 2021, and approved by the stockholders at the 2021 annual meeting of stockholders on May 27, 2021, to increase the number of shares of Class A common stock issuable under the 2004 Plan by 8,000,000 shares, for a total of 18,000,000 shares issuable thereunder.

The 2004 Plan was further amended by the Board of Directors effective April 16, 2024, and approved by the stockholders at the 2024 annual meeting of stockholders on May 30, 2024, to increase the number of shares of Class A common stock issuable under the 2004 Plan by 7,500,000 shares, for a total of 25,500,000 shares issuable thereunder.

In June 2023, the Company adopted its 2023 Inducement Plan ("Inducement Plan"), reserving 2,000,000 shares of the Company's Class A common stock to be used exclusively for grants of equity-based awards to individuals who were not previously employees of the Company, as an inducement material to the individual's employment with the Company. The terms and conditions of the Inducement Plan are substantially similar to the Company's 2004 Plan. The Company granted the following awards to Michael Christenson in July 2023 upon his being hired as CEO: (i) an initial one-time award of 1,000,000 RSUs and (ii) an initial one-time award of 1,000,000 PSUs.

The Company has issued stock options, RSUs and PSUs to various other employees and non-employee directors of the Company in addition to non-employee service providers under the Company's equity incentive plans. As of December 31, 2024, there were approximately 10.5 million securities remaining available for future issuance under equity compensation plans.

Stock Options

The fair value of each stock option is estimated on the date of grant using the Black-Scholes option pricing model. Stock-based compensation expense related to stock options is based on the fair value on the date of grant and is amortized over the vesting period, generally between 1 to 4 years. Expected volatilities are based on historical volatility of the Company's stock. The Company uses historical data to estimate option exercise and employee termination within the valuation model. The expected term of stock options granted is based on historical contractual life and the vesting data of the stock options. The risk-free rate for periods within the contractual life of the stock option is based on the U.S. Treasury yield curve in effect at the time of grant.

There were no stock options granted during the years ended December 31, 2024, 2023, and 2022.

The following is a summary of stock option activity: (in thousands, except exercise price data and contractual life data):

Options	Number of Shares		Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life (Years)		Aggregate Intrinsic Value
Outstanding at December 31, 2021	351	$	2.28	0.99	$	1,577
Exercised	(91)		1.71			381
Forfeited or cancelled	-		-	-		-
Outstanding at December 31, 2022	260		2.48	0.19		605
Exercised	(260)		2.48	-		933
Forfeited or cancelled	-		-	-		-
Outstanding at December 31, 2023	-		-	-		-
Exercised	-		-	-		-
Forfeited or cancelled	-		-	-		-
Outstanding at December 31, 2024	-		-	-		-
Vested and Exercisable at December 31, 2024	-		-	-		-

There was no stock-based compensation expense related to the Company's employee stock options for the years ended December 31, 2024, 2023 and 2022.

Restricted Stock Units

The Company measures all stock-based awards using a fair value method and recognizes the related stock-based compensation expense in the consolidated financial statements over the requisite service period. As stock-based compensation expense recognized in the Company's consolidated financial statements is based on awards ultimately expected to vest, generally between 1 to 4 years, it has been reduced for estimated forfeitures.

The following is a summary of non-vested RSUs activity: (in thousands, except grant date fair value data):

	Number of Shares	Weighted-Average Grant Date Fair Value
Nonvested balance at December 31, 2021	4,530	$ 5.00
Granted	3,555	5.43
Vested	(3,491)	5.10
Forfeited or cancelled	(151)	5.35
Nonvested balance at December 31, 2022	4,443	5.26
Granted	4,869	6.06
Vested	(2,686)	5.49
Forfeited or cancelled	(269)	6.17
Nonvested balance at December 31, 2023	6,357	5.74
Granted	2,929	4.01
Vested	(2,621)	5.94
Forfeited or cancelled	(2,080)	5.47
Nonvested balance at December 31, 2024	4,585	4.62

Stock-based compensation expense related to grants of RSUs was $12.3 million, $23.0 million and $20.0 million for the years ended December 31, 2024, 2023 and 2022, respectively.

As of December 31, 2024, there was approximately $7.6 million of total unrecognized compensation expense related to grants of RSUs that is expected to be recognized over a weighted-average period of 1.8 years.

The fair value of shares vested related to grants of RSUs was $17.3 million, $14.0 million, and $18.1 million for the years ended December 31, 2024, 2023 and 2022, respectively.

The Company's RSUs are net settled by withholding shares of the Company's common stock to cover minimum statutory incomes taxes and remitting the remaining shares of the Company's common stock to an individual's brokerage account. Authorized shares of the Company's common stock are used to settle RSUs.

Performance Stock Units

In connection with the hiring of the Company's CEO in July 2023, the Company granted the CEO Performance Stock Units ("PSUs"), which are subject to both time-based vesting and market-based conditions. Both the service and market conditions must be satisfied for the PSUs to vest. The PSUs consist of five equal tranches (each, a "Performance Tranche"), based on achievement of a share price condition if the Company achieves share price targets of $5.75, $7.25, $9.00, $11.20, and $13.75, respectively, over 30 consecutive trading days during a performance period commencing on July 1, 2023 and ending on July 1, 2028. The fair value of each of the Performance Tranches was $0.8 million, $0.7 million, $0.7 million, $0.6 million, and $0.5 million, respectively, and have a grant date fair value per share of restricted stock of $3.98, $3.64, $3.31, $2.93, and $2.58, respectively. To the extent that any of the performance-based requirements are met, the Company's CEO must also provide continued service to the Company through at least July 1, 2024 to receive any shares of common stock underlying the PSUs and through July 1, 2028 to receive all of the shares of common stock underlying the PSUs that have satisfied the applicable market-based requirement. The maximum number of shares that can be earned under this PSU grant is 1,000,000 shares, with 20% of the total award allocated to each Performance Tranche. Between 0% and 100% of each Performance Tranche of the PSUs will vest on each of the tranche dates.

Additionally, in connection with the annual grant in January 2024, the Company has granted PSUs to certain senior employees, which PSUs are subject to both time-based vesting conditions and market-based conditions. Both the service and market conditions must be satisfied for the PSUs to vest. The PSUs consist of four equal tranches (each, a "Performance Tranche"), based on achievement of a share price condition if the Company achieves share price targets of $4.83, $5.65, $7.15, and $8.90, respectively, over 30 consecutive trading days during a performance period commencing on January 25, 2024 and ending on January 25, 2029. The fair value of each of the Performance Tranches was $0.6 million, $0.6 million, $0.5 million, and $0.5 million, respectively, and have a grant date fair value per share of restricted stock of $4.16, $3.98, $3.66, and $3.32, respectively. To the extent that any of the performance-based requirements are met, the grantees must also provide continued service to the Company through at least January 25, 2025 to receive any shares of common stock underlying the PSUs and through January 25, 2029 to receive all of the shares of common stock underlying the PSUs that have satisfied the applicable market-based requirement. The maximum number of shares that could be earned under this PSU grant was 600,000 shares, with 25% of the total award allocated to each Performance Tranche. Between 0% and 100% of each Performance Tranche of the PSUs will vest on each of the tranche dates. During 2024, 400,000 of these PSUs were cancelled.

The Company recognizes compensation expense related to the PSUs using the accelerated attribution method over the requisite service period. Stock-based compensation expense for PSUs is based on a performance measurement of 100%. The compensation expense will not be reversed even if the performance metrics are not met.

Stock-based compensation expense related to PSUs was $1.5 million and $0.7 million for the years ended December 31, 2024 and 2023, respectively.

As of December 31, 2024, there was $1.7 million of total unrecognized compensation expense related to grants of PSUs that is expected to be recognized over a weighted-average period of 2.2 years.

The grant date fair value for each PSU was estimated using a Monte Carlo simulation model that incorporates option-pricing inputs covering the period from the grant date through the end of the performance period. The unobservable significant inputs to the valuation model at the time of award issuance were as follows:

	2024 PSUs	2023 PSUs
Stock price at issuance	$ 4.38	$ 4.39
Expected volatility	57.0%	58.0%
Risk-free interest rate	4.01%	4.13%
Expected term	5.0	5.0
Expected dividend yield	0%	0%

The following is a summary of non-vested PSUs activity: (in thousands, except grant date fair value data):

	Number of PSUs	Weighted-Average Grant Date Fair Value
Nonvested balance at December 31, 2022	-	$ -
Granted	1,000	3.29
Vested	-	-
Forfeited or cancelled	-	-
Nonvested balance at December 31, 2023	1,000	3.29
Granted	600	3.78
Vested	-	-
Forfeited or cancelled	(400)	3.78
Nonvested balance at December 31, 2024	1,200	3.37

16. RELATED-PARTY TRANSACTIONS

Substantially all of the Company's television stations are Univision- or UniMás-affiliated television stations. The network affiliation agreement with TelevisaUnivision provides certain of the Company's owned stations the exclusive right to broadcast TelvisaUnivision's primary Univision network and UniMás network programming in their respective markets. Under the network affiliation agreement, the Company retains the right to sell no less than four minutes per hour of the available advertising time on stations that broadcast Univision network programming, and the right to sell approximately four and a half minutes per hour of the available advertising time on stations that broadcast UniMás network programming, subject to adjustment from time to time by TelevisaUnivision.

Under the network affiliation agreement, TelevisaUnivision acts as the Company's exclusive third-party sales representative for the sale of certain national advertising on the Univision- and UniMás-affiliate television stations, and the Company pays certain sales representation fees to TelevisaUnivision relating to sales of all advertising for broadcast on its Univision- and UniMás-affiliate television stations.

The Company also generates revenue under two marketing and sales agreements with TelevisaUnivision, which give it the right to manage the marketing and sales operations of TelevisaUnivision-owned Univision affiliates in three markets – Albuquerque, Boston and Denver.

At December 31, 2024, TelevisaUnivision owns approximately 10% of the Company's common stock on a fully-converted basis.

The Company's Class U common stock, all of which is held by TelevisaUnivision, has limited voting rights and does not include the right to elect directors. Each share of Class U common stock is automatically convertible into one share of the Company's Class A common stock (subject to adjustment for stock splits, dividends or combinations) in connection with any transfer of such shares of Class U common stock to a third party that is not an affiliate of TelevisaUnivision. In addition, as the holder of all of the Company's issued and outstanding Class U common stock, so long as TelevisaUnivision holds a certain number of shares of Class U common stock, the Company may not, without the consent of TelevisaUnivision, merge, consolidate or enter into a business combination, dissolve or liquidate the Company or dispose of any interest in any FCC license with respect to television stations which are affiliates of TelevisaUnivision, among other things.

On October 2, 2017, the Company entered into the current affiliation agreement which superseded and replaced its prior affiliation agreements with TelevisaUnivision. Additionally, on the same date, the Company entered into a proxy agreement and marketing and sales agreement with TelevisaUnivision, each of which superseded and replaced the prior comparable agreements with TelevisaUnivision. The term of each of these current agreements expires on December 31, 2026 for all of the Company's Univision and UniMás network affiliate stations. Among other things, the proxy agreement provides terms relating to compensation to be paid to the Company by TelevisaUnivision with respect to retransmission consent agreements entered into with MVPDs. During the years ended December 31, 2024, 2023 and 2022, retransmission consent revenue accounted for approximately $33.9 million, $36.6 million and $36.0 million, respectively, of which $23.8 million, $25.5 million and $24.9 million, respectively, relate to the TelevisaUnivision proxy agreement. The term of the proxy agreement extends with respect to any MVPD for the length of the term of any retransmission consent agreement in effect before the expiration of the proxy agreement.

The following tables reflect the related-party balances with TelevisaUnivision and other related parties (in thousands):

	Univision		Other		Total	
	December 31,		December 31,		December 31,	
	2024	2023	2024	2023	2024	2023
Trade receivables	$ 3,556	$ 10,051	$ —	$ —	$ 3,556	$ 10,051
Other current assets	—	—	274	274	274	274
Intangible assets subject to amortization, net (2)	1,857	2,785	—	—	1,857	2,785
Accounts payable	772	953	118	118	890	1,071

	Univision		
	2024	2023	2022
Direct operating expenses (1)	$ 8,618	$ 6,050	$ 8,095
Amortization	928	928	928

(1) Consists of national representation fees paid to TelevisaUnivision.
(2) Consists of intangible rights originally acquired from TelevisaUnivision.

In addition, the Company also had accounts receivable from third parties in connection with a joint sales agreement between the Company and TelevisaUnivision. As of December 31, 2024 and 2023 these balances totaled $0.2 million and $0.3 million, respectively.

In May 2007, the Company entered into an affiliation agreement with LATV Networks, LLC ("LATV"). Pursuant to the affiliation agreement, the Company will broadcast programming provided to the Company by LATV on one of the digital multicast channels of certain of the Company's television stations. Under the affiliation agreement, there are no fees paid for the carriage of programming, and the Company generally retains the right to sell approximately five minutes per hour of available advertising time. Since July 2022, the Company owns 15% of the stock of LATV. The Company believes that LATV is majority-owned and controlled by the family of Walter F. Ulloa, the Company's former Chief Executive Officer, who died on December 31, 2022.

In May 2023, the Company entered into a cooperation agreement (the "Cooperation Agreement") with Mr. Ulloa's estate, Alexandra Seros, who is Mr. Ulloa's widow, and two affiliated trusts (collectively the "Stockholders"). Pursuant to the Cooperation Agreement, the Company agreed to nominate the Stockholders' candidate to the Company's Board of Directors, and the Stockholders agreed to certain commitments and restrictions related to their ownership of the Company's stock.

17. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

Accumulated other comprehensive income (loss) includes foreign currency translation adjustments from those subsidiaries not using the U.S. dollar as their functional currency, and the cumulative unrealized gains and losses of marketable securities. The following table provides a roll forward of accumulated other comprehensive income (loss) for the years ended December 31, 2024, 2023 and 2022 (in thousands):

	Foreign Currency Translation	Marketable Securities	Total
Accumulated other comprehensive income (loss) as of January 1, 2022	$ (1,300)	$ 323	$ (977)
Other comprehensive income (loss)	(45)	(1,353)	(1,398)
Income tax (expense) benefit	—	454	454
Amounts reclassified from AOCI	—	532	532
Income tax (expense) benefit	—	(121)	(121)
Other comprehensive income (loss), net of tax	(45)	(488)	(533)
Accumulated other comprehensive income (loss) as of December 31, 2022	$ (1,345)	$ (165)	$ (1,510)
Other comprehensive income (loss)	88	586	674
Income tax (expense) benefit	—	(150)	(150)
Amounts reclassified from AOCI	—	91	91
Income tax (expense) benefit	—	(20)	(20)
Other comprehensive income (loss), net of tax	88	507	595
Accumulated other comprehensive income (loss) as of December 31, 2023	$ (1,257)	$ 342	$ (915)
Other comprehensive income (loss)	8	30	38
Income tax (expense) benefit	—	(5)	(5)
Amounts reclassified from AOCI	—	109	109
Income tax (expense) benefit	—	(28)	(28)
Other comprehensive income (loss), net of tax	8	106	114
Accumulated other comprehensive income (loss) as of December 31, 2024	$ (1,249)	$ 448	$ (801)

18. LITIGATION

The Company is subject to various outstanding claims and other legal proceedings that may arise in the ordinary course of business. In the opinion of management, any liability of the Company that may arise out of or with respect to these matters will not materially adversely affect the financial position, results of operations or cash flows of the Company.

19. SEGMENT DATA

In the Company's former EGP business, it acted as an intermediary between primarily global media companies and advertisers, which consisted of either the enterprise or its ad agency running the advertisement. The Company's customers were both these primarily global media companies and advertisers. On March 4, 2024, the Company received a communication from Meta that it intended to wind down its ASP program globally and end its relationship with all of its ASPs, including the Company's, by July 1, 2024. As a result of this communication from Meta, the Company's CEO, who is also the CODM, led a thorough review of the Company's operations, cost structure, digital strategy and organization of its business. This review led to the decision to sell the enterprises comprising the Company's EGP business -- the largest business unit of what was then its digital segment. Following this decision, during the second quarter of 2024, the Company entered into a definitive agreement to sell substantially all of its EGP business to IMS. The transaction was completed on June 28, 2024. The remaining parts of the Company's EGP business, Jack of Digital and Adsmurai, were each sold back to their respective founders in separate transactions during the second quarter of 2024.

Prior to the sale of the EGP business, for financial reporting purposes the Company reported in three segments – digital, television and audio, based on the type of medium in which it sold advertising. The sale of the EGP business has allowed the Company to focus its operations on the products and services it sells instead of the type of advertising medium in which it sells them, which had been the Company's historic operational approach. As a result of the sale of the Company's EGP business, effective July 1, 2024, the Company has realigned its operating segments into two segments – media and advertising technology & services – consistent with the Company's current operational and management structure, as well as the basis that is now used for internal management reporting and how the Company's CEO evaluates the business. The Company's reportable segments are the same as its operating segments. Prior periods have been recast to conform to this presentation.

The Company's media segment consists of sales of advertising through various media, including television, radio and digital. The Company owns and/or operates 49 primary television stations and 44 radio stations (37 FM and 7 AM), reaching and engaging Latinos in the United States. The Company's television operations comprise the largest affiliate group of both the top-ranked Univision television network and TelevisaUnivision's UniMás network, with TelevisaUnivision-affiliated stations in 15 of the nation's top 50 U.S. Latino markets. The Company owns and operate one of the largest groups of primarily Spanish-language radio stations in the United States. The Company provides digital marketing solutions in all of the U.S. markets where it has broadcast operations.

The Company's advertising technology & services segment consists of programmatic ad services through Smadex, its demand side programmatic ad platform, and Adwake, its mobile growth solutions business.

Segment operating profit (loss) is defined as operating profit (loss) before corporate expenses, change in fair value of contingent consideration, impairment charge, other operating (gain) loss, and foreign currency (gain) loss. The Company generated 25%, 27% and 24% and of its revenue from continuing operations outside the United States during the years ended December 31, 2024, 2023 and 2022, respectively (see Note 5).

The accounting policies applied to determine the segment information are generally the same as those described in the summary of significant accounting policies (see Note 2). The Company evaluates the performance of its operating segments based on separate financial data for each operating segment as provided below (in thousands):

	Year Ended December 31,			% Change 2024 to 2023	% Change 2023 to 2022
	2024	2023	2022		
Net Revenue					
Media	$ 222,061	$ 196,268	$ 230,698	13%	(15)%
Advertising Technology & Services	142,887	100,775	93,292	42%	8%
Consolidated	364,948	297,043	323,990	23%	(8)%
Cost of revenue					
Media	16,726	10,952	10,580	53%	4%
Advertising Technology & Services	85,470	66,262	60,006	29%	10%
Consolidated	102,196	77,214	70,586	32%	9%
Direct operating expenses					
Media	110,988	96,925	94,742	15%	2%
Advertising Technology & Services	25,274	16,306	14,578	55%	12%
Consolidated	136,262	113,231	109,320	20%	4%
Selling, general and administrative expenses					
Media	42,759	36,000	36,327	19%	(1)%
Advertising Technology & Services	20,109	13,761	10,661	46%	29%
Consolidated	62,868	49,761	46,988	26%	6%
Depreciation and amortization					
Media	12,891	11,975	13,661	8%	(12)%
Advertising Technology & Services	3,930	4,417	1,986	(11)%	122%
Consolidated	16,821	16,392	15,647	3%	5%
Segment operating profit (loss)					
Media	38,697	40,416	75,388	(4)%	(46)%
Advertising Technology & Services	8,104	29	6,061	*	(100)%
Consolidated	46,801	40,445	81,449	16%	(50)%
Corporate expenses	37,498	50,294	49,404	(25)%	2%
Change in fair value of contingent consideration	(629)	821	(1,800)	*	*
Impairment charge	61,220	13,267	1,600	361%	729%
Foreign currency (gain) loss	692	1,950	1,244	(65)%	57%
Other operating (gain) loss	-	609	423	(100)%	44%
Operating income (loss)	(51,980)	(26,496)	30,578	96%	(187)%
Interest expense	(16,472)	(16,833)	(10,536)	(2)%	60%
Interest income	2,458	3,405	2,740	(28)%	24%
Dividend income	10	35	20	(71)%	75%
Realized gain (loss) on marketable securities	(110)	(93)	(532)	18%	(83)%
Gain (loss) on debt extinguishment	(91)	(1,556)	-	(94)%	*
Income (loss) before income taxes from continuing operations	$ (66,185)	$ (41,538)	$ 22,270	59%	*
Capital expenditures					
Media	$ 7,089	$ 21,208	$ 6,975		
Advertising Technology & Services	372	3,643	2,538		
Consolidated	$ 7,461	$ 24,851	$ 9,513		

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* Percentage not meaningful.

Asset information by segment is not reported because we do not use this measure to assess performance or make decisions to allocate resources.

20. SUBSEQUENT EVENT

The Company's corporate headquarters and main operational offices for its audio segment were previously located in Santa Monica, California. The Company leased approximately 38,000 square feet of space in the building housing its previous corporate headquarters under a lease that expires January 31, 2034. The Company's management decided to vacate the facility in February 2025 and cease making further lease payments. As of December 31, 2024, the Company's consolidated balance sheet included the following amounts related to this lease (in millions):

Operating leases right of use asset	$	16.3
Property and equipment, net of accumulated depreciation	$	9.3
Operating lease liabilities	$	1.5
Long-term operating lease liabilities	$	21.2

ENTRAVISION COMMUNICATIONS CORPORATION

SCHEDULE II – CONSOLIDATED VALUATION AND QUALIFYING ACCOUNTS
(In thousands)

Description	Balance at Beginning of Period		Charged / (Credited) to Expense		Other Adjustments (1)		Deductions		Balance at End of Period	
Allowance for doubtful accounts										
Year ended December 31, 2024	$	2,399	$	1,320	$	(170)	$	(515)	$	3,034
Year ended December 31, 2023	$	2,570	$	570	$	(1)	$	(740)	$	2,399
Year ended December 31, 2022	$	2,939	$	833	$	(105)	$	(1,097)	$	2,570

(1)   Other adjustments represent recoveries and increases in the allowance for doubtful accounts.

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